                                               Filed Pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-43354

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 30, 2000)

                               70,000,000 Shares

                               [LOGO OF IMMUNEX]

                                 COMMON STOCK

                               ----------------

Immunex Corporation is offering 20,000,000 shares and American Home Products Corporation, our principal shareholder, is offering 50,000,000 shares. We will not receive any of the proceeds from the sale of shares by American Home Products Corporation.

                               ----------------

Our common stock is quoted on the Nasdaq National Market under the symbol "IMNX." On November 9, 2000, the reported last sales price of our common stock on the Nasdaq National Market was $39 3/4 per share.

                               ----------------

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-11 of this prospectus supplement and page 5 of the accompanying prospectus.

                               ----------------

                             PRICE $39 3/4 A SHARE

                               ----------------


                                             Underwriting
                             Price to        Discounts and      Proceeds to       Proceeds to
                              Public          Commissions         Immunex             AHP
                             --------        -------------      -----------       -----------
Per Share...............      $39.75             $1.07            $38.68            $38.68
Total...................  $2,782,500,000      $74,900,000      $773,600,000     $1,934,000,000

American Home Products Corporation has granted the underwriters the right to purchase up to an additional 10,500,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 15, 2000.

                               ----------------

MORGAN STANLEY DEAN WITTER                                  MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON                                       LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

                           BEAR, STEARNS & CO. INC.

                                               ROBERTSON STEPHENS

November 9, 2000

[DESCRIPTION OF GATEFOLD ARTWORK]

Table of Immunex product pipeline listing

     . 21 product names

     . stage of testing for each product, and whether product is being marketed

     . the indication or research area for which the product will or is being marketed

     . the territories in which Immunex has marketing rights for the product

[Photos of 7 bottles of Immunex products]

[text]

IMMUNEX CREATING THE FUTURE OF MEDICINE(TM)

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-3
Special Note Regarding Forward-Looking Statements........................ S-10
Risk Factors............................................................. S-11
Use of Proceeds.......................................................... S-20
Price Range of our Common Stock.......................................... S-21
Dividend Policy.......................................................... S-21
Capitalization........................................................... S-22
Selected Consolidated Financial Data..................................... S-23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-24
Business................................................................. S-32
Relationship With AHP.................................................... S-53
Management............................................................... S-61
Selling Shareholder...................................................... S-63
Important United States Tax Consequences to Non-U.S. Holders of our
 Common Stock............................................................ S-64
Underwriters............................................................. S-67
Validity of Common Stock................................................. S-69
Experts.................................................................. S-69
Index to Consolidated Financial Statements...............................  F-1

                                  Prospectus

                                                                         Page
                                                                         ----
Where You Can Find More Information......................................    3
Special Note Regarding Forward-Looking Statements........................    4
About This Prospectus....................................................    4
Risk Factors.............................................................    5
Immunex and the Selling Shareholder......................................   14
Use of Proceeds..........................................................   14
Description of Capital Stock.............................................   15
Plan of Distribution.....................................................   18
Validity of Common Stock.................................................   18
Experts..................................................................   18

                               ----------------

   You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We and AHP are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus is accurate only as of the dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the common stock. In this prospectus supplement, references to "Immunex," "we," "us" and "our" refer to Immunex Corporation and our wholly owned subsidiary. References to "AHP" and the "selling shareholder" refer to American Home Products Corporation, our principal shareholder, and its direct and indirect wholly owned subsidiaries.

   We and AHP have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus supplement and the accompanying prospectus outside the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

                               ----------------

   Enbrel(R) (etanercept), Leukine(R) (sargramostim, GM-CSF), Novantrone(R) (mitoxantrone for injection concentrate), Thioplex(R) (thiotepa for injection) and Amicar(R) (aminocaproic acid) are our registered trademarks. Nuvance(TM) (IL-4 receptor), Mobista(TM) (Flt3 ligand or Flt3L) and Avrend(TM) (CD40 ligand) are our trademarks. Other trademarks and trade names used in this prospectus supplement and in the accompanying prospectus are the property of their owners.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should carefully read this entire prospectus supplement, the accompanying prospectus and the other documents we refer to or incorporate by reference, including "Risk Factors" and our consolidated financial statements and related notes included in this prospectus supplement, before making an investment decision.

   We incorporate important information into the accompanying prospectus by reference. You may obtain the information incorporated by reference into the accompanying prospectus without charge by following the instructions in the accompanying prospectus under "Where You Can Find More Information." Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

                                    Immunex

   We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating rheumatoid arthritis, or RA, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases. In the first six months of 2000, we had total revenues of $392.2 million and net income of $73.7 million. For the full year 1999, we had total revenues of $541.7 million and net income of $44.3 million.

Our Products

   We have successfully developed two products and are currently marketing in the United States seven products treating multiple indications.

   Enbrel. Enbrel is a soluble tumor necrosis factor, or TNF, receptor that inhibits the binding of TNF to TNF receptors, resulting in a significant reduction in inflammatory activity in RA, a chronic condition requiring long-term therapy. The U.S. Food and Drug Administration, or FDA, first approved Enbrel in November 1998 for treating moderately to severely active RA in patients who have had an inadequate response to one or more disease-modifying antirheumatic drugs, or DMARDs. We believe there are approximately 350,000 of these RA patients in the United States. In May 1999, the FDA approved Enbrel for treating moderately to severely active polyarticular-course juvenile RA, or JRA, in patients who have had an inadequate response to one or more DMARDs. We believe approximately 35,000 patients in the United States currently suffer from JRA. In June 2000, the FDA approved Enbrel for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA. This expanded June 2000 indication supersedes the November 1998 indication of Enbrel in that RA patients are no longer required to have an inadequate response to one or more DMARDs before treatment with Enbrel is indicated. As a result, we believe approximately 700,000 additional patients and a total of approximately 1.1 million patients in the United States are now eligible for treatment with Enbrel.

   We own rights to Enbrel in the United States and Canada, and AHP owns rights to Enbrel in all other countries. In July 2000, over 56,000 patients in the United States were taking Enbrel. Sales of Enbrel were $286.2 million, or approximately 79% of our product sales, in the first six months of 2000 and $366.9 million, or approximately 71% of our product sales, in the full year 1999. We and AHP are marketing Enbrel in the United States under an Enbrel promotion agreement.

   Leukine. Leukine is a yeast produced granulocyte-macrophage colony stimulating factor, or GM-CSF, that stimulates infection-fighting white blood cells. Leukine is approved for use in patients with acute myelogenous leukemia and those undergoing a bone marrow or peripheral blood stem cell transplant. Sales of Leukine totaled $35.0 million, or approximately 10% of our product sales, in the first six months of 2000 and $69.1 million, or approximately 13% of our product sales, in the full year 1999. A number of Phase II and Phase III clinical trials are underway to investigate whether Leukine could be approved for additional indications, including mucositis and anti-tumor adjuvancy.

   Novantrone. Novantrone is a chemotherapy injection concentrate that is approved for initial therapy of acute nonlymphocytic leukemia and in combination with steroids for treating patients with pain related to hormone refractory prostate cancer. Sales of Novantrone totaled $26.7 million, or approximately 7% of our product sales, in the first six months of 2000 and $44.5 million, or approximately 9% of our product sales, in the full year 1999.

   In October 2000, the FDA approved Novantrone for reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting multiple sclerosis, or MS. We believe approximately 140,000 patients in the United States suffer from these forms of MS. MS is a condition that can result in a variety of symptoms that range from numbness in the limbs to complete paralysis.

Our Product Pipeline

   We have an extensive product pipeline focused on cancer and immune system disorders.

   Enbrel. We are researching the use of Enbrel in anti-inflammatory, cardiovascular and other conditions. We are currently conducting clinical trials to expand the indications of Enbrel to include:

  . Chronic Heart Failure. We believe approximately 2.5 million of the patients in the United States who are treated for chronic heart failure, or CHF, each year are potential candidates for treatment with Enbrel. In 1999, we and AHP commenced two large randomized, placebo-controlled, double-blind Phase II/III clinical trials of Enbrel in patients with CHF, one in the United States and one in Europe and Australia. Enrollment of patients in the U.S. clinical trial is expected to be completed in 2000.

  . Psoriatic Arthritis. We believe psoriatic arthritis affects approximately 250,000 people in the United States. There are currently no FDA-approved treatments for this condition. In August 1999, we announced the results of a three-month randomized, placebo-controlled, double-blind Phase II clinical trial indicating that psoriatic arthritis patients treated with Enbrel experienced improved signs and symptoms of their disease. We have completed enrollment of patients in a six-month Phase III clinical trial of Enbrel for psoriatic arthritis.

  . Psoriasis. We believe approximately 400,000 people in the United States suffer from severe forms of psoriasis. We will be collecting data in our Phase III clinical trial in psoriatic arthritis that will enable us to evaluate the safety and efficacy of Enbrel in treating patients with psoriasis. We commenced a Phase II clinical trial on psoriasis in the third quarter of 2000.

   Nuvance. Nuvance is a recombinant human version of a naturally occurring protein that we are investigating as a novel approach to treating persistent asthma. We believe approximately 17 million people in the United States suffer from asthma and approximately 8.8 million have persistent asthma. Nuvance acts by binding to IL-4, a cytokine present in asthmatic lungs that promotes production of specific types of antibodies, including the IgE antibody involved in allergic and asthmatic reactions. In May 2000, we completed the first large randomized, placebo-controlled, double-blind Phase II clinical trial of Nuvance. Our preliminary analysis of the Phase II clinical trial indicates that Nuvance was generally well tolerated and that asthma patients treated with Nuvance experienced improved daily lung function when compared with placebo. In this trial, however, patients treated with Nuvance did not experience significantly improved weekly lung function when compared with patients treated with placebo. Based on the results of this Phase II clinical trial and results of our previous clinical trials of Nuvance, we believe Nuvance may be effective in treating persistent asthma, and we intend to devote significant resources to developing Nuvance for this disease. We have begun three new Phase II clinical trials to further study the dosing and efficacy of Nuvance in treating persistent asthma.

   Other Potential Products. In addition to Enbrel and Nuvance, we currently have multiple product candidates in clinical trials and in preclinical stages, including:

  . Mobista, a cytokine that induces the proliferation of blood progenitor cells and specialized immune cells, which we are researching in the immunotherapy of a number of human cancers;

  . Avrend, an immune system molecule that plays a primary role in various immune processes and may directly arrest the growth of some tumors, which we are researching in Phase II clinical trials for treating metastatic renal cell carcinoma and head and neck cancer;

  . ABX-EGF, a fully human antibody created by Abgenix, Inc., which we and Abgenix are researching in a Phase I clinical trial for treating a variety of tumors; and

  . TRAIL/Apo2L, a ligand which we are researching in preclinical studies in collaboration with Genentech, Inc. as a therapy to suppress tumor growth and cause tumor remission.

Our Strategy

   Our goal is to capitalize on the opportunities presented by our marketed products and to discover, develop and commercialize new products to further solidify our position as a leader in the innovation and commercialization of products that treat a variety of immune system disorders and to expand our new product development into treating numerous other conditions. Key elements of our strategy for achieving this goal include:

  .  seeking new indications for our existing products, particularly Enbrel;

  . expanding our manufacturing capacity to meet our manufacturing requirements for Enbrel and for our products under development and to improve our ability to attract collaborative partners;

  . investing in research and development to help us develop new products and bring them to market sooner;

  . expanding our research and development and other collaborations to enhance our technology base and increase our pool of product candidates; and

  . acquiring and investing in businesses, products and technologies that are complementary to our own.

Relationship With AHP

   In June 1993, we merged with American Cyanamid Company's Lederle Oncology business. In November 1994, AHP acquired all of the outstanding shares of common stock of Cyanamid. As of June 30, 2000, AHP beneficially owned approximately 55% of our outstanding common stock and, after this offering, will own approximately 44% of our common stock, or approximately 42% if the underwriters' over-allotment option is exercised in full. The framework of our relationship with AHP is established in a number of agreements, including a governance agreement and a product rights agreement. In August 2000, we and AHP entered into several new agreements, including the following:

  . we and AHP agreed to amend our governance agreement to increase our operational and strategic flexibility if AHP's beneficial ownership of our common stock falls below 45% as a result of this offering;

  . AHP agreed to sell to us at a future date, which is expected to be in the second half of 2002, its recently acquired manufacturing facility in West Greenwich, Rhode Island, which is being retrofitted to increase manufacturing capacity of Enbrel;

  . AHP agreed to provide financing guarantees to third-party lenders of up to $550 million toward the cost of designing and constructing our planned new research and technology center in Seattle, Washington, provided that these financing guarantees will be reduced to $450 million if this offering is completed;

  . AHP agreed to convert its $450 million convertible subordinated note into common stock concurrently with the completion of the financing for our planned new research and technology center;

  . we and AHP agreed that a substantial majority of the Enbrel produced at Boehringer Ingelheim Pharma KG, or BI Pharma, will be allocated to us until the Rhode Island facility receives regulatory approval and produces specified quantities of Enbrel; and

  . we and AHP agreed that thereafter a substantial majority of the combined production of Enbrel at the BI Pharma facility, at the Rhode Island facility and at a new manufacturing facility that AHP plans to establish in Ireland will be allocated to us.

AHP converted its $450 million convertible subordinated note on October 31, 2000.

Recent Developments

   We reported net income of $31.5 million, or $0.06 per diluted share, on total revenues of $219.0 million for the third quarter of 2000. These results compare to net income of $21.0 million, or $0.04 per diluted share, on revenues of $152.4 million reported in the third quarter of 1999. Revenues last year included a $10.0 million one-time scheduled payment earned under the Enbrel promotion agreement with AHP when net sales of Enbrel exceeded $200.0 million for the preceding 12-month period. Total product sales increased 56% over third quarter 1999 to $217.2 million for the third quarter of 2000.

   For the first nine months of 2000, we reported net income of $105.2 million, or $0.19 per diluted share, compared to a net income of $28.1 million, or $0.05 per diluted share, for the first nine months of 1999. Revenues for the first nine months of 2000 were $611.2 million, an increase of 61% over the same period last year.

   Sales of Enbrel totaled $172.1 million for the third quarter of 2000, an increase of 69% over sales in the third quarter of 1999. Sales of Enbrel for the first nine months of 2000 were $458.3 million, an increase of more than 84% compared to sales of $248.6 million during the same period last year.

   Sales of our specialty therapeutic products, including Leukine and Novantrone, increased 24% to $44.8 million for the third quarter of 2000, compared to $36.0 million for the third quarter of 1999. Sales of Leukine grew 18% over the second quarter of 2000 to $24.0 million. Specialty therapeutic product sales for the first nine months of 2000 were $119.9 million compared to $108.5 million during the same period last year.

   Total operating expense for the third quarter of 2000 was $198.3 million, an increase from $130.1 million in the third quarter of 1999. Increased expense reflects higher costs of product sales, which is a function of growing sales volume, and sales and marketing costs associated with Enbrel. Selling, general and administrative expense was $88.8 million in the third quarter of 2000, compared to $56.9 million in the third quarter of 1999 in part due to profit-sharing payments to AHP for Enbrel.

   Research and development expense in the third quarter of 2000 was $44.2 million, compared to $31.1 million in the third quarter of 1999. Cash flow from operations was $168.2 million for the nine months ended September 30, 2000. Cash and short-term investments totaled $817.7 million as of September 30, 2000.

   For further information concerning our third quarter results, see our quarterly report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 7, 2000.

                                ----------------

   We were incorporated in Washington in 1981. Our principal executive offices are located at 51 University Street, Seattle, Washington 98101. Our telephone number at this location is (206) 587-0430.

                                  THE OFFERING

 Common stock offered by Immunex.....................  20,000,000 shares

 Common stock offered by AHP.........................  50,000,000 shares

 Common stock to be outstanding after this offering.. 537,502,833 shares

 Over-allotment option granted by AHP................  10,500,000 shares


 Use of proceeds by Immunex.......................... For expansion of our manufacturing facilities,
                                                      design and construction
                                                      of our planned new
                                                      research and technology
                                                      center, research and
                                                      development and
                                                      commercialization
                                                      activities for new
                                                      products and new
                                                      indications for existing
                                                      products, additional
                                                      working capital and other
                                                      general corporate
                                                      purposes, as well as the
                                                      possible acquisition of
                                                      complementary businesses,
                                                      products and
                                                      technologies. We will not
                                                      receive any of the
                                                      proceeds from the sale of
                                                      shares by AHP.

 Lock-up agreements.................................. AHP has agreed with the underwriters that it will
                                                      not, without the prior
                                                      written consent of Morgan
                                                      Stanley & Co.
                                                      Incorporated, sell shares
                                                      of our common stock for
                                                      90 days after the date of
                                                      this prospectus
                                                      supplement. We, and each
                                                      of our directors and
                                                      executive officers, have
                                                      also agreed with the
                                                      underwriters that we will
                                                      not issue or sell shares
                                                      of our common stock
                                                      during this period,
                                                      except for specified
                                                      issuances in the course
                                                      of our business. AHP has
                                                      separately agreed with us
                                                      that it will not, without
                                                      our prior written
                                                      consent, sell or transfer
                                                      shares of our common
                                                      stock prior to September
                                                      30, 2001.

 Nasdaq National Market symbol....................... IMNX

   The number of shares of our common stock to be outstanding after this offering (using the actual number of outstanding shares as of June 30, 2000) assumes the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock. The number of shares of common stock to be outstanding after this offering does not take into account the following as of June 30, 2000:

  . 36,759,649 shares of common stock available for grant under our stock option plans;

  . 54,641,402 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $12.77 per share, of which options to purchase 17,400,291 shares were exercisable; and

  . 2,827,104 shares of common stock available for issuance under our employee stock purchase plan.

   Unless we specifically state otherwise, all of the information in this prospectus supplement, including all references to the number of shares of common stock, is based on the actual number of shares outstanding as of June 30, 2000 and assumes the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock and gives effect to our 2-for-1 stock splits that occurred on March 25, 1999 and August 26, 1999, and our 3-for-1 stock split that occurred on March 20, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following summary consolidated financial data for each of the years in the three-year period ended December 31, 1999 and the six-month periods ended June 30, 1999 and 2000 have been derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and related notes and with "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The information shown for the six-month period ended June 30, 2000 is not necessarily indicative of full-year results.

                                                             Six Months Ended
                                 Year Ended December 31,         June 30,
                                ---------------------------- -----------------
                                  1997      1998      1999     1999     2000
                                --------  --------  -------- -------- --------
                                  (in thousands, except per share amounts)
Consolidated Statement of
 Operations Data:
Revenues:
  Product sales................ $149,672  $169,907  $519,287 $221,091 $362,894
  Royalty and contract
   revenue.....................   35,625    73,543    22,431    5,560   29,294
                                --------  --------  -------- -------- --------
    Total revenues.............  185,297   243,450   541,718  226,651  392,188
Operating expenses:
  Cost of product sales........   24,552    33,285   159,269   66,887  104,832
  Research and development.....  109,312   119,954   126,682   58,473   75,892
  Selling, general and
   administrative..............   71,275    93,777   216,714   97,210  154,243
                                --------  --------  -------- -------- --------
    Total operating expenses...  205,139   247,016   502,665  222,570  334,967
                                --------  --------  -------- -------- --------
Operating income (loss)........  (19,842)   (3,566)   39,053    4,081   57,221
Other income, net..............    4,282     6,752    17,771    5,401   17,167
                                --------  --------  -------- -------- --------
Income (loss) before income
 taxes.........................  (15,560)    3,186    56,824    9,482   74,388
Provision for income taxes.....      212     2,200    12,500    2,370      714
                                --------  --------  -------- -------- --------
Net income (loss).............. $(15,772) $    986  $ 44,324 $  7,112 $ 73,674
                                ========  ========  ======== ======== ========
Net income (loss) per common
 share:
  Basic........................ $  (0.03) $   0.00  $   0.09 $   0.01 $   0.15
                                ========  ========  ======== ======== ========
  Diluted...................... $  (0.03) $   0.00  $   0.08 $   0.01 $   0.14
                                ========  ========  ======== ======== ========
Number of shares used for per
 share amounts:
  Basic........................  475,644   478,500   489,390  486,480  498,974
                                ========  ========  ======== ======== ========
  Diluted......................  475,644   502,680   529,974  525,690  543,860
                                ========  ========  ======== ======== ========

                                                     As of June 30, 2000
                                               -------------------------------
                                                                   Pro Forma,
                                                Actual   Pro Forma As Adjusted
                                               --------- --------- -----------
                                                       (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................. $ 750,004 $ 750,004 $1,522,004
Working capital...............................   716,022   716,022  1,488,022
Total assets.................................. 1,114,072 1,114,072  1,886,072
Long-term obligations, including current
 portion......................................   452,415     2,415      2,415
Total shareholders' equity....................   511,737   961,737  1,733,737

   The table above summarizes:

  .  our actual consolidated balance sheet data;

  . our pro forma consolidated balance sheet data after giving effect to the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock; and

  . our consolidated pro forma balance sheet data as adjusted to give effect to the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock and our sale of 20,000,000 shares of common stock in this offering at the public offering price of $39.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Our disclosure and analysis in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expected supply capabilities and performance of third-party manufacturers, expected completion dates for new manufacturing and other facilities, expected progress in clinical trials, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this prospectus supplement, in the accompanying prospectus, in the documents incorporated by reference in the accompanying prospectus and in any other public statements we make may turn out to be wrong. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially.

   We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Also note that we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under the caption "Risk Factors." These are risks that we think could cause our actual results to differ materially from expected and historical results.

                                 RISK FACTORS

   This offering involves a high degree of risk. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide whether to purchase shares of our common stock. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the market price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to our Business

We may be unable to sustain or increase profitability or raise sufficient additional capital, which could result in a decline in our stock price.

   Future operating performance is never certain, and if our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will likely decline. Until 1998, we had a history of operating losses. Although we have been profitable for two years, we may be unable to sustain or increase profitability on a quarterly or annual basis. Moreover, we anticipate that our operating and capital expenditures will increase significantly in 2000 and in future years primarily due to:

  .  additional spending to support the marketing and sales of Enbrel;

  .  working capital requirements for sales of Enbrel;

  . growth in research and development expenses as we progress with the development of our clinical and preclinical product candidates;

  . construction of facilities and purchases of capital equipment, including a new process development facility in Bothell, Washington;

  . design and construction of our planned new research and technology center in Seattle, Washington; and

  . investment in additional manufacturing capacity for our existing products and products in development, including our investment in purchasing and retrofitting a Rhode Island manufacturing facility to produce Enbrel.

   Our ability to generate sufficient cash flow, or to raise sufficient capital, to fund these operating and capital expenditures depends on our ability to improve operating performance. This in turn depends, among other things, on increasing sales of our existing products, especially Enbrel, and successfully completing product development efforts and obtaining timely regulatory approvals of our lead clinical products. We may not successfully develop and commercialize these products.

If we are unable to increase sales of Enbrel, or if sales of Enbrel decline, our revenues from Enbrel will be limited, which could result in a decline in our stock price.

   Because we depend, and expect to continue to depend, on sales of a single product, Enbrel, for a substantial majority of our revenues, decreased or lower-than-anticipated demand for Enbrel, or our inability to meet demand, could materially adversely affect our operating results and harm our business. Because we only began marketing Enbrel in 1998, its long-term effects are largely unknown. Adverse developments regarding the long-term safety and efficacy of Enbrel could adversely affect demand for the product, or restrict our ability to market and sell it for its current or potential indications. Other factors that would adversely affect sales of Enbrel include:

  . competition from existing products for treating RA or development of new, superior products;

  . our ability to maintain adequate and uninterrupted sources of supply to meet demand;

  . events adversely affecting the ability of our manufacturing collaborators to produce Enbrel;

  .  contamination of product lots or product recalls;

  . our inability to gain regulatory approval to market Enbrel for indications other than RA; and

  . changes in private health insurer reimbursement rates or policies for Enbrel.

   For the year ended December 31, 1999, sales of Enbrel accounted for 71% of our product sales, and for the six months ended June 30, 2000, sales of Enbrel accounted for 79% of our product sales. We expect revenue generated by Enbrel to continue to account for a substantial majority of our product sales.

If market demand for Enbrel continues to grow, limits on our current sources of supply for Enbrel will constrain our sales growth unless and until additional manufacturing capacity for Enbrel is approved.

   The market demand for Enbrel in the United States is growing and cannot be predicted with certainty. If demand for Enbrel continues to grow, we expect that within the next year our current source of supply of Enbrel will be unable to support market demand. In addition, because of the periodic nature of the production cycle described below, we may from time to time experience brief supply interruptions. This risk of near-term shortfall and the risk of brief supply interruptions will continue unless and until the Rhode Island manufacturing facility is able to produce commercial quantities of Enbrel for sale, which is not expected to occur until the first half of 2002. Our current U.S. and Canadian supply of Enbrel from BI Pharma could potentially support sales of up to a maximum of approximately $750 million annually, assuming some additional production runs scheduled by BI Pharma in 2001, an anticipated price increase and no significant improvement in production yields. Actual U.S. supply of Enbrel could be lower since our U.S. supply is impacted by many manufacturing and production variables, such as the timing of production runs, production success rate, bulk drug yield and the timing and outcome of product quality testing. Our sales of Enbrel will be adversely affected if we at any time are unable to meet market demand. We are currently implementing a program in the United States to identify and register patients prescribed Enbrel so that we can best manage the overall number of patients using Enbrel in view of available supply and to help ensure that the patients registered in the program receive an uninterrupted supply of Enbrel. As a result of this program, our annual sales of Enbrel may be lower than the annual supply that BI Pharma can produce.

   We are working with AHP to substantially increase our supply of Enbrel for sale in the United States and Canada. In our current plan, we anticipate that in the near term Enbrel would be produced at two sites: BI Pharma, currently our sole source supplier, and a Rhode Island manufacturing facility, which is being retrofitted to produce Enbrel. It is difficult to predict our actual near-term supply of Enbrel with certainty because of the many complex variables involved in the supply equation. Factors that will affect our actual supply of Enbrel at any time include, without limitation, the following:

  . Variability in BI Pharma's production cycle. BI Pharma does not produce Enbrel continuously; rather, it produces the drug through a series of periodic campaigns throughout the year. The amount of commercial inventory available to us at any time depends on a variety of factors, including the timing of BI Pharma's production runs, level of production yields and success rates, timing and outcome of product quality testing and amount of vialing capacity. We are making substantial investments in manufacturing process improvements for Enbrel produced by BI Pharma that, assuming FDA approval of the process improvements, we anticipate could result in a significant increase in the level of production yields for Enbrel commencing in the latter part of 2001.

  . Ability of BI Pharma to provide additional capacity for Enbrel. In June 2000, we, AHP and BI Pharma amended the BI Pharma supply agreement to offer BI Pharma financial incentives to provide additional near-term production capacity for Enbrel. While we have indications from BI Pharma that some additional production runs have been scheduled in 2001 for Enbrel, we do not currently know the extent to which these scheduled additional production runs and the potential for more production runs will become binding commitments from BI Pharma. If BI Pharma elects to and is able to provide more production capacity for Enbrel above and beyond the scheduled additional production runs, our U.S. and Canadian supply of Enbrel from BI Pharma could potentially increase by up to a maximum of approximately $100 million of sales annually, assuming an anticipated price increase and depending on the manufacturing variables described above. As an incentive to BI Pharma, we will pay more to BI Pharma on a per unit basis for any of these additional production runs, which will result in an increase in our incremental production costs for these additional runs. BI Pharma's ability to provide additional production runs depends in part on factors beyond its control, including contractual commitments to other customers.

  . Potential bottlenecks in the vialing process. BI Pharma schedules the vialing production runs for Enbrel in advance, based on the expected timing and yield of bulk drug production runs. Therefore, if BI Pharma realizes production yields beyond expected levels, or provides additional manufacturing capacity for Enbrel, it may not have sufficient vialing capacity for all of the Enbrel bulk drug that it produces. As a result, even if we are able to increase our supply of Enbrel bulk drug, BI Pharma may not be able to vial the extra bulk drug in time to prevent any supply interruptions. We and AHP are working together with BI Pharma to increase BI Pharma's vialing capacity and to qualify an additional contract manufacturer to vial Enbrel bulk drug produced by BI Pharma and, if approved by the FDA, the Rhode Island facility. We are not sure whether these arrangements can be made or would be established in time to address any brief supply interruptions.

  . Timely completion and approval of the Rhode Island manufacturing facility. We and AHP are investing substantial sums and working closely together to retrofit a Rhode Island facility that AHP purchased in 1999 to accommodate the commercial production of Enbrel bulk drug. We and AHP have reached agreements regarding the allocation of Enbrel produced at the BI Pharma facility and that may be produced at the Rhode Island facility. As presently configured, we currently estimate that, when completed, the retrofit of the Rhode Island facility could, on an annual basis, double our current U.S. and Canadian supply of Enbrel. We expect to file for FDA approval of the Rhode Island facility in the second half of 2001, with estimated FDA approval in mid-2002. We anticipate commencing production runs at the Rhode Island facility and building inventory as early as the first half of 2001. This inventory would not be available for sale in the United States unless and until the Rhode Island facility is approved by the FDA, which approval is not assured. We cannot assure you that these estimated dates relating to the Rhode Island facility will not be delayed.

   If U.S. market demand for Enbrel continues to grow, we may face future supply limitations even after the Rhode Island facility begins producing Enbrel. To address these limitations, we are evaluating other options to further expand our manufacturing capacity for Enbrel, including building additional capacity at the Rhode Island facility. In addition, AHP plans to establish a new manufacturing facility in Ireland by 2005, which could enhance the U.S. and Canadian supply of Enbrel. We and AHP also have reached an agreement regarding the allocation of Enbrel that may be produced at a potential expansion of the Rhode Island facility and the Ireland facility. If additional manufacturing capacity at the Rhode Island facility is not built or if the Ireland facility is not completed, or if these facilities do not receive FDA approval before we encounter supply constraints, our future U.S. sales growth would again be restricted.

If third-party manufacturers or suppliers fail to perform, we will be unable to meet demand for some of our products.

   For all drug products that we market, we rely on unaffiliated third parties and AHP to fill and label vials with our bulk drugs. We would be unable to obtain these materials or products for an indeterminate period of time if AHP's subsidiaries or third-party manufacturers or suppliers, including BI Pharma, were to cease or interrupt production or otherwise fail to supply these materials or products to us or AHP for any reason, including due to labor shortages or disputes. This in turn could materially reduce our ability to satisfy demand for these products, which could adversely affect our operating results. AHP either manufactures through its subsidiaries or sources through third-party manufacturers all finished dosage forms and bulk active raw materials for our nonbiological oncology products, including Novantrone. AHP depends on a single supplier for all of the essential raw material for Amicar. In addition, two of the raw materials used to produce Enbrel and our other recombinant protein products under development are manufactured by single suppliers.

Our preclinical and clinical testing of potential products could be unsuccessful, which could adversely affect our operating results.

   Before obtaining regulatory approvals for the sale of any of our potential products, we must subject these products to extensive preclinical and clinical testing to demonstrate their safety and effectiveness in humans. If these tests are unsuccessful, we will be unable to commercialize new products and, as a result, we may be unable to sustain or increase profitability. Results of initial preclinical and clinical testing are not necessarily indicative of results to be obtained from later preclinical and clinical testing and, as a result, we may suffer significant setbacks in advanced clinical trials. We may not complete our clinical trials of products under development and the results of the trials may fail to demonstrate the safety and effectiveness of new products to the extent necessary to obtain regulatory approvals.

   The rate of completion of clinical trials depends, in part, on the enrollment of patients, which in turn depends on factors such as the size of the patient population, the proximity of target patients to clinical sites, the eligibility criteria for the trial and the existence of competitive clinical trials. Any delay in planned patient enrollment in our current or future clinical trials may result in increased costs, trial delays or both.

Our products and product candidates are subject to extensive regulatory approval processes and ongoing regulation, which can be costly and time-consuming and subject us to unanticipated delays or lost sales.

   The FDA imposes substantial requirements on our products before it permits us to manufacture, market and sell them to the public. Compliance with these requirements is costly and time-consuming, and could delay sales of new products or sales of our existing products for new indications. To meet FDA requirements, we must spend substantial resources on lengthy and detailed laboratory tests and clinical trials. It typically takes many years to complete tests and trials for a product. The actual length of time involved depends on the type, complexity and novelty of the product. The FDA may not approve on a timely basis, if at all, some or all of our future products or may not approve some or all of our applications for additional indications for our previously approved products.

   If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined or forced to remove a product from the market or may experience other adverse consequences, including delay or increased costs, which could materially harm our financial results. Additionally, we may not be able to obtain approval for the labeling claims necessary or desirable for promoting our products. Even if approval is obtained, we may be required or may elect to undertake post-marketing trials.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could adversely affect sales of the affected products.

   If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, additional changes in labeling of our products and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

   In October 2000, we revised the warning section of the U.S. package insert for Enbrel and sent a healthcare professional notification, commonly referred to as a Dear Doctor letter, to physicians in the United States advising them of these changes to the package insert. We made these revisions, after consulting with the FDA, in response to spontaneous adverse events reported to us in the course of our post-marketing surveillance of patients with RA who have been treated with Enbrel, and concurrently with a request initiated by the European

Medicines Evaluation Agency that AHP send a similar letter to physicians in Europe. The causal relationship between these adverse events and therapy with Enbrel remains unclear. These adverse event reports included rare cases of pancytopenia, including aplastic anemia, some with a fatal outcome. Pancytopenia and aplastic anemia are hematologic disorders characterized by a reduction in red and white blood cells and of blood platelets. These adverse event reports also included rare cases of central nervous system disorders, including demyelinating disorders such as MS, myelitis and optic neuritis. AHP, after consulting with the European Medicines Evaluation Agency, revised the European package leaflet for Enbrel in response to spontaneous adverse event reports of the hematologic disorders mentioned above and sent letters to physicians in Europe advising them of the changes to the package leaflet. It is possible that additional spontaneous adverse events will be reported to us as experience with Enbrel continues or as a result of any Dear Doctor letter sent to physicians advising them of changes to the package insert for Enbrel. If we or others identify new adverse events for patients treated with Enbrel, additional precautions, warnings or other changes in the label for Enbrel may be required.

Our ability to discover, develop or commercialize products could be adversely affected if our research and marketing collaborations are terminated.

   We have relationships with various collaborators who conduct research at our request. Some of our collaborators also have shared marketing rights to products subject to the collaboration. These collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration agreements, can expect only limited amounts of their time to be dedicated to our activities. Our ability to discover, develop and commercialize products will depend in part on the continuation of these collaborations. If any of these collaborations are terminated, we may not be able to enter into other acceptable collaborations. In addition, our existing collaborations may not be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both costly and time-consuming and may result in delays in the development and commercialization of products.

Competition and technological developments could render our products obsolete or noncompetitive.

   To succeed, we must maintain a competitive position with respect to technological advances. We are engaged in fields characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in the fields of genomics, rational drug design and other drug discovery technologies are accelerating. Many companies and institutions, both public and private, are developing synthetic pharmaceuticals and biotechnological products for human therapeutic application, including the applications we have targeted.

   Several products are currently approved for treating RA. In particular, we face competition for Enbrel, principally from the generic drug methotrexate and from Johnson & Johnson's product Remicade(R) (infliximab). There are other products in late-stage development that are targeting RA. Depending on the market acceptance of these products or potential products, our sales of Enbrel could be adversely affected.

   A number of our competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than we have. Furthermore, large pharmaceutical companies recently have been consolidating, which has increased their resources and concentrated valuable intellectual property assets. As a result, our competitors may:

  . develop products that are more effective or less costly than any of our current or future products or that render our products obsolete;

  .  produce and market their products more successfully than we do;

  .  establish superior proprietary positions; or

  . obtain FDA approval for labeling claims that are more favorable than those for our products.

If we are unable to protect and enforce our patents and proprietary rights and gain access to patent and proprietary rights of others, we may be unable to compete effectively.

   Our success depends in part on obtaining, maintaining and enforcing our patents and other proprietary rights and on our ability to avoid infringing the proprietary rights of others. Third parties have obtained or are seeking patents which, if issued or granted, may have a material adverse effect on our ability to successfully commercialize Enbrel in the United States. Although we have a substantial intellectual property portfolio, which includes patents and patent applications, we cannot be certain that we will be able to protect and enforce our rights. Patent law relating to the scope of claims in the biotechnology field is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the U.S. Patent and Trademark Office, or PTO, may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology.

   The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them or they are challenged in court or in other proceedings. A third party may challenge the validity or enforceability of a patent after it is issued by the PTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without paying us. It is also possible that competitors may infringe our patents or successfully avoid them through design innovation.

   While we pursue patent protection for products and processes where appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Therefore, others may independently develop substantially equivalent information or techniques, or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information.

   Our policy is to have each employee enter into a confidentiality agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside Immunex. The research and development contracts we enter into with our scientific consultants generally contain confidentiality and nondisclosure provisions. These confidentiality agreements may not be honored and we may be unable to protect our rights to our unpatented trade secrets.

   We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our products, to label and sell our products for new indications or, in the event we do not prevail in a dispute over the patent rights of others, in order to continue our current activities. Licenses required under third-party patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Our customers may not get reimbursed from third parties, which could adversely affect our sales.

   The affordability of our products depends substantially on governmental authorities, private health insurers and other organizations, such as health maintenance organizations, reimbursing most of the costs of our products and related treatments to our customers. Low reimbursement levels may reduce the demand for, or the price of, our products, which could prevent us from maintaining or achieving profitability on specific products. Since Medicare currently will not reimburse patients for self-administered drugs, Medicare does not cover prescriptions of Enbrel. Although we have been able to obtain sufficient reimbursement for most of our other products, governmental authorities or third parties, or both, may decrease their reimbursement rates or change their reimbursement policies. In addition, we may be unable to obtain sufficient reimbursement for our future products.

Our selling practices for products reimbursed by Medicare or Medicaid may be challenged in court, which could result in claims for substantial money damages or changes in our pricing procedures.

   The federal government and several state agencies have initiated investigations into our pricing practices and could seek substantial money damages or changes in the manner in which we price our products. If changes are mandated, they could adversely affect the sales of those products. In the United States, pharmaceutical companies frequently grant discounts from list price to physicians and suppliers who purchase their products. Discounts on multiple-source, or generic, pharmaceuticals may be substantial. Government reports have noted that government programs that reimburse medical providers for drugs on the basis of the average wholesale price or wholesale acquisition cost, such as Medicare and Medicaid in many states, may provide significant margins to providers who are able to obtain large discounts from pharmaceutical companies.

   We have received a notice from the U.S. Department of Justice requesting us to produce documents in connection with the Civil False Claims Act investigation of the pricing of our products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. According to press reports, approximately 20 other pharmaceutical companies are under investigation by the U.S. Department of Justice and/or state agencies related to the pricing of their products. Several of our products are regularly sold at substantial discounts from list price. We have consistently required in our contracts of sale that the purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations.

We may be required to defend lawsuits or pay damages for product liability claims.

   Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management's attention, or adversely affect our reputation and the demand for our products. We currently maintain product liability insurance coverage based on our product portfolio, sales volumes and claims experienced to date. However, this insurance may not provide us with adequate coverage against potential liabilities either for clinical trials or commercial sales. In the future, insurers may not offer us product liability insurance, may raise the price of this insurance or may limit the coverage.

We may be required to pay damages for environmental accidents and to incur significant costs for environmental compliance.

   Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. In the event of an environmental accident, we could be held liable for any resulting damages, and any liability could materially affect our financial condition. We cannot eliminate the risk of accidental contamination or injury from these materials. In addition, we may be required to incur significant costs to comply with federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some types of waste products.

If we are unable to attract and retain key employees and consultants, our business could be harmed.

   The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense. We cannot assure you that we will be able to attract or retain the personnel necessary to support the growth of our business.

A deterioration in the financial condition of major pharmaceutical wholesalers could result in substantial lost receivables.

   In the first six months of 2000, approximately 64% of our product sales were made to three pharmaceutical wholesalers. Financial insolvency by one or more of these wholesalers would require us to write off all or a portion of the amounts due us. As of June 30, 2000, the amount due us from these three wholesalers totaled $55.5 million.

Foreign currency exchange rate fluctuations could cause our profits to decline.

   Adverse currency fluctuations between the U.S. dollar and the Euro could cause our manufacturing costs to increase and our profitability to decline. Under the terms of our supply agreement with BI Pharma for Enbrel, the price for our product orders initially is set in Euros. We have the option, at the time of any firm order, to pay the purchase price in Euros, or to fix the currency exchange rate on the date of the order and pay the purchase price in U.S. dollars. Accordingly, future currency exchange rate fluctuations could substantially increase the manufacturing cost of our future product orders, which typically are placed up to nine months in advance. In addition, if we elect to pay the purchase price of any future orders in Euros, currency fluctuations between the time of that order and the time of payment could substantially increase our manufacturing costs for that order.

Future acquisitions of or investments in businesses, products or technologies could harm our business, operating results and stock price.

   We may acquire or invest in other businesses, products or technologies that are intended to complement our existing business. From time to time, we have had discussions and negotiations with companies regarding our acquiring or investing in these companies' businesses, products or technologies, and we regularly engage in these discussions and negotiations in the ordinary course of our business. Our management has limited prior experience in assimilating acquired companies. Any acquisitions or investments we complete will likely involve some or all of the following risks:

  . difficulty of assimilating the acquired operations and personnel, products or technologies;

  .  commercial failure of acquired products;

  .  disruption of our ongoing business;

  .  diversion of resources;

  . inability of management to maintain uniform standards, controls, procedures and policies;

  .  difficulty of managing our growth and information systems;

  .  reduction in the overall growth rate of the combined organization;

  . risks of entering markets in which we have little or no prior experience; and

  .  impairment of relationships with employees or customers.

   In addition, future acquisitions or investments could result in potentially dilutive issuances of equity securities, use of cash or incurrence of debt and assumption of contingent liabilities, any of which could have an adverse effect on our business and operating results or the price of our common stock.

Risks Related to our Share Price and Corporate Control

Our stock price is volatile and the value of your investment may be subject to sudden decreases.

   Our common stock price, like that of other biotechnology companies, is volatile. As a result, you may not be able to resell your shares at or above the price that you pay for them. Our common stock price may fluctuate due to factors such as:

  . actual or anticipated fluctuations in our quarterly and annual operating results;

  .  actual or anticipated product supply constraints;

  . adverse developments regarding the safety or efficacy of our products or changes to the labels for our products;

  . clinical trial results and other product-development announcements by us or our competitors;

  .  loss of any of our key executives;

  .  regulatory announcements, proceedings or changes;

  .  announcements in the scientific and research community;

  .  competitive product developments;

  .  intellectual property and legal developments;

  .  changes in reimbursement policies or medical practices;

  . mergers or strategic alliances in the biotechnology and pharmaceutical industries;

  .  any financing transactions we may propose or complete; or

  .  broader industry and market trends unrelated to our performance.

   During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the market as a whole.

AHP has a substantial degree of corporate control over many of our strategic decisions, and the interests of AHP could conflict with those of the other holders of our common stock.

   The concentrated holdings of our common stock by AHP and its resulting control over many of our strategic decisions may result in a delay or the deterrence of possible changes in our control, which may reduce the market price of our common stock. As of June 30, 2000, AHP beneficially owned approximately 55% of the outstanding shares of our common stock and, after this offering, will own approximately 44% of our common stock, or approximately 42% if the underwriters' over-allotment option is exercised in full. Under our governance agreement with AHP, unless and until AHP's percentage ownership of the outstanding shares of our common stock drops below 35%, AHP, through members of our board of directors designated by AHP, will continue to exercise significant control over many of our strategic and operational decisions. So long as AHP has the right to designate at least two directors, which applies if AHP's beneficial ownership of our common stock is at least 35%, many actions that we may wish to take will require the approval of at least one director designated by AHP. These actions include, with specified exceptions:

  . any change in the composition of our board (other than directors designated by us);

  . consolidations, mergers or similar transactions above a specified threshold;

  .  any change in our capital stock; and

  . any change in our governing documents, as well as specified operating decisions, such as incurring incremental indebtedness above a specified threshold.

   The interests of AHP with regard to these matters may conflict with the interests of other holders of our common stock.

Future sales of shares by AHP could affect our stock price.

   Sales of substantial amounts of our common stock, or the perception that these sales may occur, could adversely affect prevailing market prices for our common stock. Under our governance agreement, AHP has demand and piggyback registration rights with respect to its shares of our common stock. As a result, AHP could cause a significant number of shares of our common stock to be registered and sold in the public market, which could cause our stock price to decline. Notwithstanding these registration rights, AHP has agreed with the underwriters that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, sell shares of our common stock for 90 days after the date of this prospectus supplement. AHP has separately agreed with us that it will not, without our prior written consent, sell or transfer shares of our common stock prior to September 30, 2001.

                                USE OF PROCEEDS

   We expect to receive approximately $772.0 million in net proceeds from our sale of 20,000,000 shares of common stock in this offering at the public offering price of $39.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by AHP.

   We intend to use the net proceeds from this offering primarily to expand our manufacturing capacity. We expect to spend approximately $400 million through 2002 to acquire AHP's Rhode Island manufacturing facility, which we and AHP are retrofitting to produce Enbrel. We may also build additional manufacturing capacity at Rhode Island or other locations to help meet the manufacturing requirements for Enbrel and our other products under development and to improve our ability to attract collaborative partners with products under development.

   We also intend to use a portion of the net proceeds to design and construct our planned new research and technology center in Seattle, Washington. The total cost for the initial phase of this center is expected to be up to approximately $750 million. AHP has agreed to provide financing guarantees to third-party lenders of up to $550 million in connection with the construction of this center, provided that these financing guarantees will be reduced to $450 million if this offering is completed. Under the terms of our agreement with AHP, we will be required to collateralize up to $300 million of the third-party financing for this center. The financing of this center may be subject, in part, to the financial position of AHP, including related events of default under AHP credit facilities.

   Finally, we may use a portion of the net proceeds to fund research and development and commercialization activities for new products and new indications for existing products, for additional working capital and for other general corporate purposes, as well as the possible acquisition of complementary businesses, products and technologies. We have not determined the amounts that we will spend, if any, for each of these purposes. We have discussions in the regular course of business regarding potential acquisitions and licensing opportunities that may be complementary to our business.

   Although we may use a portion of the net proceeds for all of the above purposes, we will retain broad discretion in allocating the net proceeds from this offering.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "IMNX." The following table lists high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                                Price Range of
                                                                 Common Stock
                                                                ---------------
Period                                                           High     Low
------                                                          ------- -------
1997
First Quarter.................................................. $ 2.750 $ 1.573
Second Quarter.................................................   3.250   1.938
Third Quarter..................................................   5.688   2.740
Fourth Quarter.................................................   6.698   3.771

1998
First Quarter.................................................. $ 6.281 $ 3.927
Second Quarter.................................................   6.135   4.792
Third Quarter..................................................   6.125   4.000
Fourth Quarter.................................................  10.531   3.990

1999
First Quarter.................................................. $15.667 $ 9.583
Second Quarter.................................................  24.313  11.000
Third Quarter..................................................  24.500  13.958
Fourth Quarter.................................................  40.167  13.771

2000
First Quarter.................................................. $83.604 $27.750
Second Quarter.................................................  69.875  24.188
Third Quarter..................................................  67.125  39.500
Fourth Quarter (through November 9, 2000)......................  49.000  35.063

   The last reported sales price of our common stock on the Nasdaq National Market was $39.75 per share on November 9, 2000. As of June 30, 2000, there were approximately 1,042 holders of record of our common stock, which does not include the number of shareholders whose shares are held of record by a broker or clearing agency, but does include such broker or clearing agency as a holder of record.

                                DIVIDEND POLICY

   We have not paid any cash dividends since our inception. We currently do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business operations.

                                CAPITALIZATION

   The following table sets forth:

  .  our actual capitalization as of June 30, 2000;

  . our pro forma capitalization after giving effect to the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock; and

  . our pro forma capitalization as adjusted to give effect to the conversion of the $450 million convertible subordinated note held by AHP into 15,544,041 shares of our common stock and our sale of 20,000,000 shares of common stock in this offering at the public offering price of $39.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

   You should read this table in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

                                                   As of June 30, 2000
                                             ----------------------------------
                                                                    Pro Forma,
                                              Actual    Pro Forma   As Adjusted
                                             ---------  ----------  -----------
                                                      (in thousands)
Long-term obligations:
  Convertible subordinated note - AHP ...... $ 450,000  $       --  $       --
  Other long-term obligations, less current
   portion..................................       836         836         836
                                             ---------  ----------  ----------
    Total long-term debt....................   450,836         836         836
                                             ---------  ----------  ----------
Shareholders' equity:
  Preferred stock, $.01 par value;
   30,000,000 shares authorized; none
   outstanding..............................        --          --          --
  Common stock, $.01 par value;
   1,200,000,000 shares authorized;
   501,958,792 shares outstanding, actual;
   517,502,833 shares outstanding, pro
   forma; 537,502,833 shares outstanding,
   pro forma, as adjusted...................   845,940   1,295,940   2,067,940
  Unrealized gain on investments, net.......    31,314      31,314      31,314
  Accumulated deficit.......................  (365,517)   (365,517)   (365,517)
                                             ---------  ----------  ----------
    Total shareholders' equity..............   511,737     961,737   1,733,737
                                             ---------  ----------  ----------
      Total capitalization.................. $ 962,573  $  962,573  $1,734,573
                                             =========  ==========  ==========

   The number of shares of our common stock outstanding as of June 30, 2000 does not take into account the following as of that date:

  . 36,759,649 shares of common stock available for grant under our stock option plans;

  . 54,641,402 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $12.77 per share, of which options to purchase 17,400,291 shares were exercisable; and

  . 2,827,104 shares of common stock available for issuance under our employee stock purchase plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data have been derived from our consolidated financial statements for each of the years in the five-year period ended December 31, 1999, which statements have been audited by Ernst & Young LLP, and the unaudited six-month periods ended June 30, 1999 and 2000. You should read the information set forth below in conjunction with our consolidated financial statements and related notes and with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The information shown for the six-month period ended June 30, 2000 is not necessarily indicative of full-year results.

                                                                           Six Months Ended
                                   Year Ended December 31,                     June 30,
                         ------------------------------------------------  ------------------
                           1995      1996      1997      1998      1999      1999      2000
                         --------  --------  --------  --------  --------  --------  --------
                                    (in thousands, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
 Product sales.......... $137,639  $129,528  $149,672  $169,907  $519,287  $221,091  $362,894
 Royalty and contract
  revenue...............   18,977    21,670    35,625    73,543    22,431     5,560    29,294
                         --------  --------  --------  --------  --------  --------  --------
   Total revenues.......  156,616   151,198   185,297   243,450   541,718   226,651   392,188
Operating expenses:
 Cost of product
  sales.................   24,555    21,860    24,552    33,285   159,269    66,887   104,832
 Research and
  development...........   83,463    96,612   109,312   119,954   126,682    58,473    75,892
 Selling, general and
  administrative........   59,318    69,968    71,275    93,777   216,714    97,210   154,243
                         --------  --------  --------  --------  --------  --------  --------
   Total operating
    expenses............  167,336   188,440   205,139   247,016   502,665   222,570   334,967
                         --------  --------  --------  --------  --------  --------  --------
Operating income
 (loss).................  (10,720)  (37,242)  (19,842)   (3,566)   39,053     4,081    57,221
Other income (expense):
 Interest income........    1,123     2,156     3,790     6,793    26,150     6,949    23,193
 Interest expense.......   (1,145)     (293)     (596)     (425)   (8,656)   (1,697)   (6,873)
 Other income
  (expense), net........     (312)  (18,093)    1,088       384       277       149       847
                         --------  --------  --------  --------  --------  --------  --------
   Total other income
    (expense)...........     (334)  (16,230)    4,282     6,752    17,771     5,401    17,167
                         --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........   11,054   (53,472)  (15,560)    3,186    56,824     9,482    74,388
Provision for income
 taxes..................      246       160       212     2,200    12,500     2,370       714
                         --------  --------  --------  --------  --------  --------  --------
Net income (loss)....... $(11,300) $(53,632) $(15,772) $    986  $ 44,324  $  7,112  $ 73,674
                         ========  ========  ========  ========  ========  ========  ========
Net income (loss) per
 common share:
 Basic.................. $  (0.02) $  (0.11) $  (0.03) $   0.00  $   0.09  $   0.01  $   0.15
                         ========  ========  ========  ========  ========  ========  ========
 Diluted................ $  (0.02) $  (0.11) $  (0.03) $   0.00  $   0.08  $   0.01  $   0.14
                         ========  ========  ========  ========  ========  ========  ========
Number of shares used
 for per share amounts:
 Basic..................  475,080   475,224   475,644   478,500   489,390   486,480   498,974
                         ========  ========  ========  ========  ========  ========  ========
 Diluted................  475,080   475,224   475,644   502,680   529,974   525,690   543,860
                         ========  ========  ========  ========  ========  ========  ========

                                                                  As of June 30,
                                                                       2000
                                                                  --------------
                                                                  (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................................   $  151,377
Short-term investments...........................................      598,627
Working capital..................................................      716,022
Total assets.....................................................    1,114,072
Long-term obligations, including current portion.................      452,415
Total shareholders' equity.......................................      511,737

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement.

Overview

   We have successfully developed two products and are currently marketing in the United States seven products treating multiple indications. We derive, and expect to continue to derive, the substantial majority of our product sales from sales of Enbrel. Sales of our specialty therapeutic products, which include Leukine and Novantrone, comprise the substantial majority of the remainder of our product sales.

   Enbrel originally was approved by the FDA in November 1998 for treating moderately to severely active RA in patients who have had an inadequate response to one or more DMARDs. In May 1999, the FDA approved Enbrel for treating moderately to severely active JRA in patients who have had an inadequate response to one or more DMARDs. In June 2000, the FDA approved Enbrel for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA. This expanded June 2000 indication supersedes the November 1998 indication of Enbrel in that RA patients are no longer required to have an inadequate response to one or more DMARDs before treatment with Enbrel is indicated. Primarily as a result of increased sales of Enbrel, our revenues have grown from $185.3 million in 1997 to $243.5 million in 1998, to $541.7 million in 1999, and to $392.2 million for the six months ended June 30, 2000. We achieved profitability in the fourth quarter of 1998 and our net income has grown from $1.0 million in 1998 to $44.3 million in 1999. Our net income totaled $73.7 million for the six months ended June 30, 2000.

   Our operating expenses have increased over the past three years, primarily as a result of manufacturing, selling and marketing expenses for Enbrel. In addition, we have increased spending on products in our development pipeline and increased our investment in discovery research. We expect to continue to increase research and development spending to further develop our product pipeline.

Results of Operations

   Six Months Ended June 30, 2000 and June 30, 1999

   Revenues

   Total revenues increased to $392.2 million for the six months ended June 30, 2000 compared to $226.7 million for the six months ended June 30, 1999. The following table summarizes our sources of revenues.

                                                              Six Months Ended
                                                                  June 30,
                                                              -----------------
                                                                1999     2000
                                                              -------- --------
                                                                (in millions)
Enbrel....................................................... $  146.5 $  286.2
Specialty therapeutic products...............................     73.0     75.1
Other product sales..........................................      1.6      1.6
                                                              -------- --------
  Total product sales........................................    221.1    362.9
Royalty and contract revenue.................................      5.6     29.3
                                                              -------- --------
  Total revenues............................................. $  226.7 $  392.2
                                                              ======== ========

   Product sales increased to $362.9 million for the six months ended June 30, 2000, compared to $221.1 million for the six months ended June 30, 1999. This improvement was primarily due to increased sales of Enbrel. Under an Enbrel promotion agreement with AHP, Enbrel is being promoted in the United States by Wyeth-Ayerst Laboratories, or Wyeth-Ayerst, the pharmaceutical division of AHP. AHP shares in the gross profits from U.S. sales of Enbrel and we share the costs of selling, marketing and distributing Enbrel in the United States with AHP. Our share of these expenses and the amount of gross profits shared with AHP from sales of Enbrel are included in selling, general and administrative expenses.

   Sales of our specialty therapeutic products, which include Leukine and Novantrone, totaled $75.1 million for the six months ended June 30, 2000, compared to $73.0 million for the six months ended June 30, 1999. Sales of Leukine totaled $35.0 million for the six months ended June 30, 2000, compared to $32.6 million for the six months ended June 30, 1999. In order to improve the profitability of Leukine, we discontinued certain distributor price discounts during the first quarter of 2000. This contributed to a decline in sales volume of Leukine in the first quarter of 2000, as distributors reduced inventory levels before ordering additional product. During the second quarter of 2000, sales of Leukine increased, reflecting a return to prior demand levels at higher realized prices.

   Sales of Novantrone totaled $26.7 million for the six months ended June 30, 2000, compared to $21.9 million for the six months ended June 30, 1999. The improvement reflects higher realized selling prices for Novantrone. In October 2000, the FDA approved Novantrone for reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting MS.

   Royalty and contract revenue totaled $29.3 million for the six months ended June 30, 2000, compared to $5.6 million for the six months ended June 30, 1999. In February 2000, we earned a one-time payment of $10.0 million from AHP under the Enbrel promotion agreement, when net sales of Enbrel in the United States exceeded $400.0 million for the preceding 12-month period. In June 2000, we earned $15.0 million from AHP under the terms of the Enbrel promotion agreement when an expanded indication for Enbrel was approved by the FDA for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA. These were the final scheduled payments to be earned by us under the Enbrel promotion agreement with AHP. The remaining royalty and contract revenue recognized in the six months ended June 30, 2000 and the royalty and contract revenue recognized during the six months ended June 30, 1999 reflects recurring amounts recognized under existing royalty and license agreements.

   Operating Expenses

   Cost of product sales was 28.9% of product sales for the six months ended June 30, 2000, compared to 30.3% of product sales for the six months ended June 30, 1999. The decrease in cost of product sales, as a percentage of product sales, during the six months ended June 30, 2000 was due to:

  . lower costs for Enbrel primarily due to a reduction in internal costs and favorable exchange rates on purchases of Enbrel from BI Pharma, our contract manufacturer for Enbrel, which is located in Germany; and

  .  a favorable mix of sales of our specialty therapeutic products.

   Partially offsetting these items was increased sales of Enbrel. Like Leukine, Enbrel is a biologic, and generally has a higher manufacturing cost than traditional pharmaceutical products and is subject to multiple royalty obligations. Cost of product sales as a percentage of product sales is expected to increase to the extent sales of Enbrel become a greater percentage of product sales. In addition, in June 2000, we, AHP and BI Pharma amended the BI Pharma supply agreement to offer BI Pharma financial incentives to provide additional near-term production capacity for Enbrel. As an incentive to BI Pharma, we will pay more to BI Pharma on a per unit basis for any additional production runs, which will result in an increase in our incremental production costs for these additional runs.

   Research and development expense was $75.9 million for the six months ended June 30, 2000, compared to $58.5 million for the six months ended June 30, 1999. The increase in research and development expense was primarily due to the continuing development of:

  .  Enbrel for treating CHF, RA, psoriatic arthritis and other diseases;

  .  TRAIL/Apo2L for treating cancer, in collaboration with Genentech;

  .  Avrend (CD40 ligand) for treating renal cell cancer;

  .  Nuvance for treating persistent asthma; and

  . IL-1 receptor Type II for treating inflammation, osteoporosis and other diseases.

In addition, we have increased staffing and laboratory space to support our discovery research activities and incurred increased costs associated with funding collaborative research activities.

   Selling, general and administrative expense increased to $154.2 million for the six months ended June 30, 2000, compared to $97.2 million for the six months ended June 30, 1999. The increase was primarily due to expenses associated with selling and marketing Enbrel. Under the terms of the Enbrel promotion agreement, AHP assumed a majority of these expenses in the United States in the year following launch of Enbrel, and a decreasing majority of these expenses in the second year following launch of Enbrel. Beginning in November 2000, we and AHP will share AHP's U.S. marketing and selling expenses for Enbrel equally. AHP also shares in the gross profits from U.S. sales and potential Canadian sales of Enbrel. Our share of costs incurred under the Enbrel promotion agreement, including the obligation to AHP for its share of the gross profits from U.S. sales of Enbrel, totaled $97.2 million for the six months ended June 30, 2000 and $52.4 million for the six months ended June 30, 1999. In addition to expenses incurred under the Enbrel promotion agreement, selling, general and administrative expense increased due to the following:

  .  increased staffing levels and other infrastructure costs;

  .  selling expenses for our specialty therapeutics line of products; and

  . preparing for FDA approval of Novantrone for treating worsening forms of MS.

   Selling, general and administrative expense will continue to increase to the extent sales of Enbrel grow, reflecting the corresponding increase in the share of gross profits due AHP under the Enbrel promotion agreement.

   Other Income (Expense)

   Interest income totaled $23.2 million for the six months ended June 30, 2000, compared to $6.9 million for the six months ended June 30, 1999. The issuance of a $450 million convertible subordinated note to AHP in May 1999, sales of common stock to AHP and our employees and improved operating cash flow resulted in a significant increase in funds available for investment purposes and the interest income earned on these funds. The increase in interest income was partially offset by an increase in interest expense incurred on the $450 million convertible subordinated note.

   Provision for Income Taxes

   The provision for income taxes was $0.7 million for the six months ended June 30, 2000, compared to $2.4 million for the six months ended June 30, 1999. The provision for income taxes during the six months ended June 30, 2000 consisted only of our tax obligation in the states in which we sell our products. Our federal income tax expense in 2000, for financial reporting purposes, was offset by utilizing our net operating loss, or NOL, carryforwards. As of June 30, 2000, the amount of NOL carryforwards available to offset federal income tax expense, for financial reporting purposes, totaled approximately $79.0 million. In the six months ended June 30, 1999, the benefit of utilizing our NOL carryforwards, for financial reporting purposes, was used to reduce goodwill. As of December 31, 1999, the goodwill balance had been reduced to zero.

   Years Ended December 31, 1999, 1998 and 1997

   Revenues

   Total revenues increased to $541.7 million in 1999, compared to $243.5 million in 1998 and $185.3 million in 1997. The following table summarizes our sources of revenues.

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------- ------- -------
                                                             (in millions)
Enbrel................................................. $    -- $  12.7 $ 366.9
Specialty therapeutic products.........................   148.3   155.8   148.5
Other product sales....................................     1.4     1.4     3.9
                                                        ------- ------- -------
  Total product sales..................................   149.7   169.9   519.3
Royalty and contract revenue...........................    35.6    73.6    22.4
                                                        ------- ------- -------
  Total revenues....................................... $ 185.3 $ 243.5 $ 541.7
                                                        ======= ======= =======

   Product sales increased to $519.3 million in 1999, compared to $169.9 million in 1998 and $149.7 million in 1997. The improvement in product sales in 1999, as compared to 1998, was primarily due to increased sales of Enbrel, which totaled $366.9 million in 1999 and $12.7 million in 1998. Product sales growth in 1998, as compared to 1997, was due to the U.S. launch of Enbrel in November 1998 and increased demand for Leukine.

   Sales of our specialty therapeutic products totaled $148.5 million in 1999, compared to $155.8 million in 1998 and $148.3 million in 1997. Sales of Leukine totaled $69.1 million in 1999, compared to $63.8 million in 1998 and $52.7 million in 1997. Unit volume of Leukine began to increase in 1997 following the launch of a liquid formulation of the product, which was previously available only in a powdered formulation that required reconstitution prior to administration. The improved convenience of the liquid formulation combined with the success of our sales programs contributed to the addition of several large customers for Leukine. Sales of Leukine have also benefited from overall growth in the market for colony stimulating factors, or CSFs, during the three-year period ended December 31, 1999. Sales of Novantrone remained essentially flat during 1999, following a decline in sales levels in the fourth quarter of 1998.

   Sales of our other specialty therapeutic products, as a whole, declined during 1999 and 1998. Also, in late 1997, we sold the marketing rights to our nonbiological products in Canada to a wholly owned subsidiary of AHP. Accordingly, we earned no revenue from sales of those products in Canada in 1999 and 1998.

   Royalty and contract revenue totaled $22.4 million in 1999, compared to $73.6 million in 1998 and $35.6 million in 1997. In August 1999, we earned a one-time payment of $10.0 million from AHP under the Enbrel promotion agreement when net sales of Enbrel exceeded $200.0 million for the preceding 12-month period. The remaining royalty and contract revenue recognized during 1999 was primarily due to recurring amounts recognized under existing royalty and license agreements. In 1998, we earned $50.0 million from AHP under the Enbrel promotion agreement. Of the $50.0 million, we earned the first $20.0 million when the biologics license application, or BLA, for Enbrel was accepted for review by the FDA and the other $30.0 million was earned when the FDA approved Enbrel. We also earned nonrecurring contract revenue of approximately $10.0 million related to the sale of the U.S. rights to paclitaxel injection, a generic form of Taxol(R), and to the settlement of claims related to paclitaxel injection in Canada. Royalty and contract revenue in 1997 included $15.0 million earned from AHP under the Enbrel promotion agreement and other revenue of approximately $7.0 million.

   Operating Expenses

   Cost of product sales was 30.7% of product sales in 1999, compared to 19.6% of product sales in 1998 and 16.4% of product sales in 1997. The increase in cost of product sales, as a percentage of product sales, in 1999 was due to:

  .  increased sales of Enbrel; and

  . an unfavorable change in the mix of our specialty therapeutic product sales.

   Research and development expense increased to $126.7 million in 1999, compared to $120.0 million in 1998 and $109.3 million in 1997. Spending on research and development activities has increased in recent years, reflecting both an increased investment in discovery research and increased development costs. Excluding $10.0 million of expense incurred in 1998 to acquire the rights outside the United States and Canada to Nuvance and other receptor product candidates, research and development expense increased by $16.7 million in 1999 compared to 1998. The increase in research and development expense in 1999 compared to 1998 was primarily due to the development of:

  .  Nuvance for treating persistent asthma;

  .  Enbrel for treating CHF and RA;

  .  TRAIL/Apo2L for treating cancer, in collaboration with Genentech;

  .  Novantrone for treating worsening forms of MS; and

  .  Avrend for treating renal cell cancer.

In addition, we have increased staffing and laboratory space to support our discovery research activities.

   The increase in research and development expense in 1998 compared to 1997 was primarily due to increased spending to develop Enbrel. In addition, spending to develop Nuvance and Mobista increased during 1998 due in part to expanded clinical trials for these product candidates and also to increased costs of manufacturing the product requirements for these clinical trials. The above increases were partially offset in 1998 by decreased clinical expenses for Leukine and decreased manufacturing costs for Avrend.

   Selling, general and administrative expense increased to $216.7 million in 1999, compared to $93.8 million in 1998 and $71.3 million in 1997. The increase in 1999 expense was primarily due to expenses associated with selling and marketing Enbrel. Our share of costs incurred under the Enbrel promotion agreement, including the obligation to AHP for its share of gross profits from U.S. sales of Enbrel, totaled $120.3 million in 1999 and $14.8 million in 1998. The increase also reflects the cost of:

  .  increased staffing levels and other infrastructure costs;

  . preparing for FDA approval of Novantrone for treating worsening forms of MS;

  . higher product liability insurance premiums due to higher average limits; and

  .  expenses associated with new information systems.

   The increase in selling, general and administrative expense in 1998 compared to 1997 was primarily due to spending on pre-launch activities and on launch-related selling and marketing activities for Enbrel. The increase also reflects the cost of:

  .  increased staffing levels;

  .  expenses associated with new information systems; and

  .  expanded office space.

   Other Income

   Interest income increased to $26.2 million in 1999 compared to $6.8 million in 1998 and $3.8 million in 1997. The issuance of a $450 million convertible subordinated note to AHP in May 1999, combined with improved operating cash flow and sales of common stock to AHP and our employees, resulted in a significant increase in funds available for investment purposes and the interest income earned on those funds. Interest income in 1999 was partially offset by an increase in interest expense incurred on the $450 million convertible subordinated note. The increase in interest income in 1998, compared to 1997, reflects an increase in funds available for investment purposes due to improved operating results and the interest income earned on those funds.

   Provision for Income Taxes

   The provision for income taxes totaled $12.5 million in 1999, $2.2 million in 1998 and $0.2 million in 1997. The provision for income taxes in both 1999 and 1998 was primarily for federal income taxes. The tax provisions for 1999 and 1998 are noncash transactions because we are using our NOL carryforwards. The benefit from utilizing our NOL carryforwards, for financial reporting purposes, was used to reduce the recorded value of goodwill and intangible product rights and, in part, to offset federal income tax expense in 1999 for financial reporting purposes. As of December 31, 1999, our NOL carryforwards totaled approximately $286.7 million. Not all of these NOL carryforwards will be available to offset federal income tax provisions. The provision for income taxes in 1997 consists only of our tax obligation in the states in which we sell our products.

Liquidity and Capital Resources

   Cash, cash equivalents and short-term investments totaled $750.0 million as of June 30, 2000 and $709.8 million as of December 31, 1999. These amounts are held in a variety of interest-bearing instruments, including government and corporate obligations and money market accounts.

   Operating activities provided cash of $57.3 million during the six months ended June 30, 2000, reflecting income earned in operations, which was partially offset by increased working capital requirements. The change in working capital was due to an increase in accounts receivable from increased product sales, $15.0 million earned from AHP under the terms of the Enbrel promotion agreement, and an increase in inventory of Enbrel.

   Operating activities provided cash of $112.7 million in 1999, compared to $23.2 million in 1998 and $15.1 million in 1997. The increase in operating cash flow in 1999 was primarily due to improved operating results and, to a lesser extent, favorable changes in working capital. Working capital changes reflect an increase in accounts receivable from sales of Enbrel, which was more than offset by increases in accounts payable and payables to AHP under the Enbrel promotion agreement, and decreased inventory levels. The improvement in 1998, compared to 1997, can be attributed to improved operating results and a favorable change in working capital requirements primarily due to the U.S. launch of Enbrel in November 1998.

   We expect our operating cash flows to continue to improve in the last six months of 2000, primarily from increased operating income. However, the extent of any improvement will be significantly affected by changes in our working capital requirements. Under a supply agreement we entered into in November 1998 with AHP and BI Pharma, we have made commitments to purchase inventory of Enbrel totaling at least $200 million through June 30, 2002. A portion of this inventory will be purchased by AHP from BI Pharma. In June 2000, we, AHP and BI Pharma amended the BI Pharma supply agreement to offer BI Pharma financial incentives to provide additional near-term production capacity for Enbrel. Our commitment to BI Pharma will increase if BI Pharma elects to and is able to provide additional production runs. Our accounts receivable will continue to be directly affected by U.S. sales of Enbrel and accounts payable will continue to be affected by costs incurred under the Enbrel promotion agreement. Accordingly, operating cash flows are highly dependent on sales and inventory levels of Enbrel.

   Cash used in investing activities totaled $220.8 million for the six months ended June 30, 2000. The majority of the cash used for investing activities was due to the net $179.2 million in purchases of investment securities. In addition, expenditures for property, plant and equipment totaled $39.2 million, primarily for purchases of computer hardware and software, lab equipment, leasehold improvements and expenditures on construction of our new process development facility in Bothell, Washington. The process development facility will accelerate the development of the manufacturing processes of materials for clinical trials and is expected to be completed by the end of 2000.

   Cash used in investing activities increased to $403.2 million in 1999, compared to $116.3 million in 1998 and $28.7 million in 1997. The majority of cash used in investing activities in 1999 was due to increased purchases of investment securities of $460.1 million, offset by $107.8 million in proceeds from the sales and maturities of investment securities. In addition, expenditures for capital equipment increased to $35.6 million in 1999 from $29.4 million in 1998. In 1999, we began construction of our new process development facility. We also leased additional laboratory and office space during 1999 and incurred costs to build out the new leased space. Other capital expenditures included computer hardware and software, and laboratory and manufacturing equipment. We also incurred costs totaling $15.5 million related to patent licenses. The increase in net cash used in investing activities in 1998, compared to 1997, was due to increased purchases of marketable securities, purchases of property, plant and equipment and a payment made under a patent interference settlement.

   We are collaborating with AHP to expand the production capacity for Enbrel. In September 1999, AHP completed the purchase of a large-scale biopharmaceutical manufacturing facility in Rhode Island, and we and AHP are investing substantial sums and working closely together to retrofit the facility to accommodate the commercial production of Enbrel bulk drug. AHP has agreed to sell the Rhode Island facility to us at a future date, anticipated to be in the second half of 2002. We have agreed with AHP to fund 50% of the retrofit and make-ready costs of the Rhode Island facility on a quarterly basis as they are incurred. At the time ownership is transferred to us, we will reimburse AHP for the remaining 50% of the retrofit and make-ready costs plus AHP's cost to originally acquire the facility, which was $60 million. The total cost of the project, which we will pay to AHP for retrofitting and purchasing the Rhode Island facility, is expected to be approximately $400 million. We are also evaluating other options to further expand our manufacturing facilities. We may also build additional manufacturing capacity at Rhode Island or other locations to help meet the manufacturing requirements for Enbrel and our other products under development and to improve our ability to attract collaborative partners with products under development.

   We are currently in the preliminary design phase of building a planned new research and technology center in Seattle, Washington. The center will allow us to expand our laboratory and office space and to consolidate facilities currently spread among multiple separate locations in the Seattle area into a single location. The total cost for the initial phase of this center is expected to be up to approximately $750 million. AHP has agreed to provide financing guarantees to third-party lenders of up to $550 million in connection with the construction of this center, provided that these financing guarantees will be reduced to $450 million if this offering is completed. Under the terms of our agreement with AHP, we will be required to collateralize up to $300 million of the third-party financing for this center. The financing of this center may be subject, in part, to the financial position of AHP, including related events of default under AHP credit facilities.

   Other capital expenditures are expected to continue to be significant. We are considering transferring production of Leukine from Seattle to our full-scale microbial manufacturing facility in Bothell, Washington. We are currently evaluating the scope of this project, which may be expanded to accommodate manufacturing of other products. The timing and extent of these expenditures is uncertain, but could be significant. Finally, in order to support our continued growth, we also expect to continue to increase spending for computer hardware and software and laboratory equipment. The level of expenditure for computer hardware and software and laboratory equipment is expected to increase moderately from current year levels, excluding current year expenditures for the new process development facility.

   Financing activities provided cash of $54.1 million for the six months ended June 30, 2000. We received $23.4 million from the exercise of employee stock options for the purchase of 6,786,474 shares of common stock during the six months ended June 30, 2000. In addition, under the terms of a governance agreement with AHP,

AHP can purchase additional shares of our common stock from us in order to maintain its percentage ownership. The purchase price is equal to the fair market value of the shares, as determined in accordance with the governance agreement, on the date of AHP's purchase. Under the terms of the governance agreement, we received $28.9 million from the issuance of 1,042,995 additional shares of our common stock to AHP during the first half of 2000.

   Financing activities provided cash of $507.6 million in 1999, $70.5 million in 1998 and $56.0 million in 1997. The majority of the increase in 1999 was attributable to the $449.0 million in net proceeds from the convertible subordinated note issued to AHP.

   In addition, we received $40.8 million from the issuance of 3,498,726 shares of our common stock to AHP during 1999 under the terms of the governance agreement. We received an additional $20.1 million in 1999 from the exercise of employee stock options for the purchase of 8,670,207 shares of common stock. The increase in cash provided by financing activities in 1998, compared to 1997, was primarily due to the final revenue shortfall obligation payment from AHP totaling $60.0 million in connection with our 1993 merger with Cyanamid. In 1998, we also received an additional $6.8 million from the exercise of employee stock options for the purchase of 3,983,460 shares of common stock and $6.9 million from the issuance of 1,335,396 shares of our common stock to AHP.

   On October 31, 2000, AHP converted its $450 million convertible subordinated note into shares of our common stock. The note would have been due in 2006 and interest on the note would have totaled $13.5 million annually. As a result of this conversion, we made our last interest payment on the note during October 2000.

   We believe that, based on current plans, our current capital resources, together with the estimated net proceeds from this offering, cash generated from operations and anticipated financing for our planned new research and technology center, are adequate to satisfy our working capital and capital expenditure requirements for at least the next two years.

Market Risk

   We have financial instruments that are subject to interest rate risk, including both debt instruments and investments. We invest our cash reserves in marketable securities consisting primarily of U.S. government and corporate obligations. If market interest rates were to change by as much as 10%, the net effect on our operating results would not be material.

                                   BUSINESS

Overview

   We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating RA, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases.

   We have successfully developed two products and are currently marketing in the United States seven products treating multiple indications. Our lead products are:

  . Enbrel, a soluble TNF receptor that inhibits the binding of TNF to TNF receptors, currently is approved for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA, and for treating children and teenagers with moderately to severely active JRA in patients who have had an inadequate response to one or more DMARDs;

  . Leukine, a yeast produced GM-CSF that stimulates infection-fighting white blood cells and is approved for use in patients with acute myelogenous leukemia and those undergoing a bone marrow or peripheral blood stem cell transplant; and

  . Novantrone, a chemotherapy injection concentrate that is approved for initial therapy of acute nonlymphocytic leukemia and in combination with steroids for treating patients with pain related to hormone refractory prostate cancer, and for treating worsening forms of MS.

We are researching the use of Enbrel in treating other indications, including CHF, psoriatic arthritis, psoriasis and numerous other conditions.

   We also have an extensive product pipeline focused on cancer and immune system disorders. We are researching the use of Nuvance, a recombinant human version of a naturally occurring protein, as a novel approach to treating persistent asthma. In addition to Nuvance, we currently have multiple product candidates in our development pipeline, including products in clinical trials and preclinical stages.

Strategy

   Our goal is to capitalize on the opportunities presented by our marketed products and to discover, develop and commercialize new products to further solidify our position as a leader in the innovation and commercialization of products that treat a variety of immune system disorders and to expand our new product development into treating numerous other conditions. Key elements of our strategy for achieving this goal include:

   Seeking New Indications for our Existing Products, Particularly Enbrel

   We believe that an efficient way to generate increased revenue is to add new indications to a product that is already being marketed. We have increased our focus on development activities to find potential new indications for our existing drugs. For example, we are researching the use of Enbrel in treating additional diseases characterized by poor regulation of TNF, including CHF, psoriatic arthritis, psoriasis and numerous other conditions. By securing new indications, our strategy is to build pharmaceutical franchises and expand the commercial usefulness and revenue-producing ability of our key products.

  Expanding our Manufacturing Capacity to Meet our Manufacturing Requirements for Enbrel and for our Products Under Development and to Improve our Ability to Attract Collaborative Partners

   In September 1999, AHP completed the purchase of a large-scale biopharmaceutical manufacturing facility in Rhode Island. AHP has agreed to sell the Rhode Island facility to us at a future date, anticipated to be in the second half of 2002. We and AHP are investing substantial sums and working closely together to retrofit the

Rhode Island facility to accommodate the commercial production of Enbrel bulk drug. As presently configured, we currently estimate that, when completed, the retrofit of the Rhode Island facility could, on an annual basis, double our current U.S. supply of Enbrel. We expect to file for FDA approval of the Rhode Island facility in the second half of 2001, with estimated FDA approval in mid-2002. We may also build additional manufacturing capacity at Rhode Island or other locations to help meet the manufacturing requirements for Enbrel and our products under development and to improve our ability to attract collaborative partners with products under development.

  Investing in Research and Development to Help Us Develop New Products and Bring Them to Market Sooner

   Since our founding in 1981, we have focused our scientific efforts on understanding the biology of the immune system. We study the complex interactions between cells of the immune system and other tissues that can trigger the underproduction or overabundance of key immune system components, leading to serious human diseases. From this research focus, we have created a portfolio of proprietary molecules and other technologies that have produced a number of promising biological therapeutic candidates. We spent $75.9 million on research and development in the six months ended June 30, 2000 and $126.7 million in the full year 1999. We expect to continue to increase research and development spending to further develop our product pipeline. In addition, our new process development facility and our planned new research and technology center will further enhance our research and development resources.

  Expanding our Research and Development and Other Collaborations to Enhance our Technology Base and Increase our Pool of Product Candidates

   We have entered into a number of important research collaborations using varied technology platforms in our continuing efforts to identify new drug candidates and capitalize on research and knowledge developed by others. We have established research collaborations with many leading pharmaceutical and biotechnology companies, including Abgenix, Genentech, Celera Genomics, Digital Gene Technologies, Inc., Medarex, Inc. and Genesis Research and Development Corporation Limited. With our planned new research and technology center, our new process development facility and our expanding commercial manufacturing capacity, we believe we will be a more attractive research and collaboration partner for other pharmaceutical and biotechnology companies with products under development.

  Acquiring and Investing in Businesses, Products and Technologies that are Complementary to our Own

   We intend to make acquisitions and invest in businesses, products and technologies that we believe are complementary to our own. From time to time, we have had discussions and negotiations with companies regarding investing in these companies' businesses, products or technologies, and we regularly engage in these discussions in the ordinary course of our business. We believe our existing technology and product base can be expanded by selected acquisitions and investments, and that acquisitions or investments may lead to additional commercial opportunities.

Products

   Cytokines and Cytokine Receptors

   Many of our current biotechnology products and products under development are recombinant analogs of cytokines and cytokine receptors. Cytokines are protein messengers that coordinate the functions of immune cells, which are white blood cells, and other types of cells and tissues. We have developed recombinant cytokine products capable of expanding and activating these immune cell populations, all of which must interact to provide a normal immune response.

   Cytokines act upon their target cells by binding to specific cell surface receptors. The binding of a cytokine to its receptor triggers a complex series of events within a responsive cell that transmits the cytokine's signal to that cell. This signal can stimulate cell division or production of antibodies, enzymes or other cytokines. In this way, circulating cytokines can control and coordinate the function of cells located throughout the body.

   We have also cloned and expressed genes encoding cytokine receptors. Using genetic engineering techniques, our scientists have produced soluble versions of cytokine receptors. A soluble cytokine receptor retains the ability to bind to a specific cytokine, but lacks that portion of the natural receptor that is attached to a cell. This property enables the soluble cytokine receptor to circulate in the body after administration, where it can bind to and inactivate cytokines. By preventing interaction of the cytokines with immune cells, the soluble cytokine receptor neutralizes the development of an autoimmune or inflammatory response. We have shown with Enbrel that soluble cytokine receptors can be effective as therapeutics to counteract some autoimmune or inflammatory diseases.

  Marketed Products

   Our product revenues come from products in two major therapeutic classes: anti-inflammatory and specialty therapeutics, principally oncology. Our marketed products in the United States can be grouped as follows:

                Anti-Inflammatory                  Specialty Therapeutics
                -----------------              ------------------------------
                     Enbrel                               Leukine
                                                         Novantrone
                                                          Thioplex
                                                           Amicar
                                               Methotrexate sodium injectable
                                                     Leucovorin calcium

   Enbrel

   RA is a serious, chronic autoimmune disorder that causes the body's immune system to attack the lining of the joints, and can lead to joint deformity or destruction, organ damage, disability and premature death. Enbrel originally was approved by the FDA in November 1998 for treating moderately to severely active RA in patients who have had an inadequate response to one or more DMARDs. We believe there are approximately 350,000 of these RA patients in the United States. In May 1999, the FDA approved Enbrel for treating moderately to severely active polyarticular-course JRA in patients who have had an inadequate response to one or more DMARDs. We believe approximately 35,000 patients in the United States currently suffer from JRA. In June 2000, the FDA approved Enbrel for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA. This expanded June 2000 indication supersedes the November 1998 indication of Enbrel in that RA patients are no longer required to have an inadequate response to one or more DMARDs before treatment with Enbrel is indicated. As a result, we believe approximately 700,000 additional patients and a total of approximately 1.1 million patients in the United States are now eligible for treatment with Enbrel.

   In July 2000, over 56,000 patients in the United States were taking Enbrel. Sales of Enbrel were $286.2 million, or approximately 79% of our product sales, in the first six months of 2000 and $366.9 million, or approximately 71% of our product sales, in the full year 1999. We expect to continue to depend on sales of Enbrel for a substantial majority of our revenues.

   Enbrel was the first in a new class of drugs, known as biologic response modifiers, for treating RA. Enbrel represents a new approach to RA management and the first breakthrough treatment in many years for people with RA, who previously were treated primarily with methotrexate, a DMARD. Enbrel is sold in a powder formulation and is administered to patients twice a week as a subcutaneous injection, which means that it is injected under the skin. Because RA is a chronic disorder, patients must continue taking Enbrel to continue experiencing any beneficial effects of treatment.

   Enbrel is a recombinant protein, which means that it is man-made by genetic engineering. Enbrel is based on a naturally occurring protein normally produced in the body and acts by binding to and neutralizing TNF, thereby supplementing the body's natural process of regulating levels of TNF. TNF is one of the dominant cytokines or proteins that play an important role in the cascade of reactions that cause the inflammatory process of RA. It has been implicated in the pathogenesis of RA, CHF, psoriatic arthritis, psoriasis, ankylosing spondylitis, amyloidosis, myelodysplastic syndrome, Crohn's disease, Wegener's granulomatosis, cachexia and numerous other conditions. Enbrel exhibits a long half-life in the patient's bloodstream and has been shown to be capable of rapidly lowering serum TNF levels.

   Our original clinical trials for Enbrel indicated that adults suffering from RA and children and teenagers suffering from JRA experienced less pain and swelling in their joints and decreased incidence of disease activity when using Enbrel when compared with placebo. A more recent Phase III clinical trial documented the ability of Enbrel to delay joint erosion resulting from RA. In this trial, approximately 75% of patients with early, active RA experienced no progression of erosion after one year. This trial formed the basis for our June 2000 FDA approval for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active RA.

   In October 2000, we announced the two-year results from our Phase III clinical trial comparing monotherapy with Enbrel versus monotherapy with methotrexate in patients with early, active RA. The results indicated that, using standard measurements, Enbrel was significantly better than methotrexate in clinical effectiveness and in preventing radiographic progression of the disease.

   Because Enbrel has only been marketed since 1998, its long-term effects on the development or course of serious infection, malignancy and autoimmune disease are largely unknown and more rarely occurring side effects may not be known. In May 1999, we announced an update to the prescribing information for Enbrel to advise doctors not to start using Enbrel in patients who have an active infection, and for doctors to exercise caution when considering using Enbrel in patients with a history of recurring infections or with underlying conditions that may predispose patients to infections. In June 2000, we announced U.S. and European long-term clinical data for RA patients who have received Enbrel for up to 43 months. These data indicate that the positive response to Enbrel was sustained for up to 43 months. These data also indicate that there were no significant differences in rate or type of adverse events when patients continued to receive Enbrel over this time period. We cannot assure you that differences in the rate or type of adverse events will not result from patients continuing to receive Enbrel for a longer period of time.

   In October 2000, we revised the warning section of the U.S. package insert for Enbrel and sent a Dear Doctor letter to physicians in the United States advising them of the changes to the package insert. We made these revisions, after consulting with the FDA, in response to spontaneous adverse events reported to us in the course of our post-marketing surveillance of patients with RA who have been treated with Enbrel and concurrently with a request initiated by the European Medicines Evaluation Agency that AHP send a similar letter to physicians in Europe. The causal relationship between these adverse events and therapy with Enbrel remains unclear. These adverse event reports included rare cases of pancytopenia, including aplastic anemia, some with a fatal outcome. Pancytopenia and aplastic anemia are hematologic disorders characterized by a reduction in red and white blood cells and of blood platelets. These adverse event reports also included rare cases of central nervous system disorders, including demyelinating disorders such as MS, myelitis and optic neuritis. AHP, after consulting with the European Medicines Evaluation Agency, revised the European package leaflet for Enbrel in response to spontaneous adverse event reports of the hematologic disorders mentioned above and sent letters to physicians in Europe advising them of the changes to the package leaflet. It is possible that additional spontaneous adverse events will be reported to us as experience with Enbrel continues or as a result of any Dear Doctor letter sent to physicians advising them of changes to the package insert for Enbrel. If we or others identify new adverse events for patients treated with Enbrel, additional precautions, warnings or other changes in the label for Enbrel may be required.

   We own rights to Enbrel in the United States and Canada, and AHP owns rights to Enbrel in all other countries. Accordingly, we do not receive either royalties or a share of gross profits from sales of Enbrel outside the United States and Canada. We and AHP are marketing Enbrel in the United States under the Enbrel promotion agreement, which we discuss in "Relationship With AHP."

  Leukine

   We launched Leukine in the United States in 1991 as our first marketed product. Leukine is a yeast produced GM-CSF. Leukine helps to increase the number and improve the function of specific types of white blood cells. These white blood cells, which are made in the bone marrow, help prevent infections.

   The FDA has approved Leukine for the following indications:

  . facilitating allogeneic and autologous bone marrow transplant therapies currently used for treating acute myelogenous leukemia, lymphoma and Hodgkin's disease, and in rescuing patients whose bone marrow transplant grafts have failed;

  . accelerating neutrophil recovery and reducing mortality in treating patients with acute myelogenous leukemia; and

  . for use in peripheral blood progenitor cell mobilization and post-transplantation support.

   Leukine is only available in the United States and is marketed by our specialty sales force. Sales of Leukine totaled $35.0 million, or approximately 10% of our product sales, in the first six months of 2000 and $69.1 million, or approximately 13% of our product sales, in the full year 1999.

   Novantrone

   Novantrone is a compound similar to doxorubicin and idarubicin, two chemotherapeutic agents frequently used to treat some cancers, but with a molecular change that results in less damage to the heart.

   The FDA has approved Novantrone for the following indications:

  .  initial therapy of acute nonlymphocytic leukemia;

  . in combination with steroids for treating patients with pain related to hormone refractory prostate cancer; and

  . reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting MS.

   Novantrone is sold in a concentrated liquid form for injection. Sales of Novantrone totaled $26.7 million, or approximately 7% of our product sales, in the first six months of 2000 and $44.5 million, or approximately 9% of our product sales, in the full year 1999.

Product Development

   Clinical Trials

   We are studying the following marketed products and proprietary investigational biotechnology products in the indications and research areas listed below.

   Enbrel

   We are seeking to expand the indications of Enbrel to include the following disorders, which are characterized by poor regulation of TNF:

  . CHF. CHF is one form of heart disease in which the failing heart keeps working, but becomes inefficient, resulting in fluid retention, shortness of breath, fatigue and exercise intolerance. We believe approximately 2.5 million of the patients in the United States who are treated for CHF each year are potential candidates for treatment with Enbrel. In November 1997, we announced results of a small Phase I clinical trial of Enbrel in patients with CHF. The results indicated that a single dose of Enbrel reduced circulating levels of TNF and improved several clinical parameters. In 1999, we and AHP commenced two large randomized, placebo-controlled, double-blind Phase II/III clinical trials of Enbrel in patients with CHF. We are conducting one of these Phase II/III clinical trials in the United States, and AHP is conducting the other Phase II/III clinical trial in Europe and Australia. Enrollment of patients in the U.S. clinical trial is expected to be completed in 2000.

  . Psoriatic Arthritis. Psoriatic arthritis is a form of arthritis that occurs in patients with psoriasis, which is a skin disease. We believe psoriatic arthritis affects approximately 250,000 people in the United States. There are currently no FDA-approved treatments for this condition. In August 1999, we announced the results of a three-month randomized, placebo-controlled, double-blind Phase II clinical trial indicating that psoriatic arthritis patients treated with Enbrel experienced improved signs and symptoms of their disease and an increase in their functional ability and improved skin scores compared to patients who were treated with placebo. We have completed enrollment of patients in a six-month Phase III clinical trial of Enbrel for psoriatic arthritis.

  . Psoriasis. Psoriasis is a skin disorder that most commonly appears as inflamed swollen skin lesions, which can be extremely painful and disfiguring. We believe approximately 400,000 people in the United States suffer from severe forms of psoriasis. We will be collecting data in our Phase III clinical trial in psoriatic arthritis that will enable us to evaluate the safety and efficacy of Enbrel in treating patients with psoriasis. We commenced a Phase II clinical trial on psoriasis in the third quarter of 2000.

We are also researching the use of Enbrel in treating ankylosing spondylitis, amyloidosis, myelodysplastic syndrome, Crohn's disease, Wegener's granulomatosis, cachexia and numerous other conditions.

   Leukine

   A number of clinical trials are underway to investigate whether Leukine could be approved for additional uses. These investigational uses include:

  . Malignant Melanoma. In 1997, we announced positive results of an open-label Phase II clinical trial of Leukine as an adjuvant therapy following surgery to remove tumors in patients with advanced melanoma who were at high risk for relapse or death. This trial demonstrated that using Leukine as a therapy following surgery increased the one-year survival rate of patients with advanced stages of malignant melanoma when compared to matched historical control patients. We are supporting a controlled Phase III trial of Leukine in this patient population with a cooperative oncology group.

  . Mucositis. Data from pilot clinical trials have indicated that Leukine may ameliorate chemo/ radiotherapy-induced oral mucositis. We are supporting a controlled Phase III clinical trial of this potential indication with a cooperative radiation-oncology group.

  . Anti-tumor Adjuvancy. We are also supporting Phase II clinical trials conducted by an oncology group to study the potential of Leukine as an immune adjuvant therapy in breast cancer.

  . Vaccine Adjuvancy. Various third parties are conducting clinical trials to investigate the potential of Leukine as a vaccine adjuvant.

   Nuvance

   Nuvance is a recombinant human version of a naturally occurring protein that we are investigating as a novel approach to treating persistent asthma. We believe approximately 17 million people in the United States suffer from asthma and approximately 8.8 million have persistent asthma. Nuvance acts by binding to IL-4, a cytokine present in asthmatic lungs that promotes production of specific types of antibodies, including the IgE antibodies involved in allergic and asthmatic reactions. IL-4 mediates important functions in diseases such as asthma by

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facilitating production of numerous other cytokines which promote the pathology of the disease. The binding of Nuvance to IL-4 renders the bound IL-4 biologically inactive, which may reduce the IL-4 driven signs and symptoms of asthma. Increased levels of IL-4 appear to be related to increased severity of asthma that results in breathing difficulty.

   In early 1999, we completed a multi-dose randomized, placebo-controlled, double-blind Phase I/II clinical trial to evaluate primarily the safety of nebulized Nuvance in adult patients with moderate asthma. Efficacy parameters were also evaluated in this clinical trial. Based on the results of this first multi-dose clinical trial of Nuvance, we decided to expedite the clinical development of Nuvance. In this Phase I/II clinical trial, Nuvance was generally well tolerated for up to 12 weeks of weekly treatment, and there were no serious adverse events related to the product. In 1999, we also completed a Phase I safety and pharmacokinetic trial of intravenous, subcutaneous and nebulized Nuvance.

   In May 2000, we completed the first large randomized, placebo-controlled, double-blind Phase II clinical trial of Nuvance. In this multi-center Phase II clinical trial, we delivered Nuvance as an aerosol by using a third-party collaborator's proprietary pulmonary drug delivery system, which means that the drug is delivered by inhalation into the lungs. Our preliminary analysis of the Phase II clinical trial indicates that asthma patients treated with Nuvance experienced improved lung function, as measured by daily forced expiratory volume in one second, or FEV1, when compared with placebo, and patients with more severe asthma experienced significant improvement in FEV1 when compared with placebo. In the trial, FEV1 was also measured on a weekly basis in the clinic just prior to the patients taking their next dose of study drug or placebo. When FEV1 was measured weekly in the clinic, there was not a significant difference in patients treated with Nuvance when compared with patients treated with placebo. Nuvance was generally well tolerated by patients in the trial.

   Based on the results of this Phase II clinical trial and results of our previous clinical trials of Nuvance, we believe Nuvance may be effective in treating persistent asthma, and we intend to devote significant resources to developing Nuvance for this disease. We have begun three new randomized, placebo-controlled, double-blind Phase II clinical trials to further study the dosing and efficacy of Nuvance in treating persistent asthma. A Phase II clinical trial is being conducted to determine the safety and efficacy of soluble IL-4 receptor given weekly by inhalation using a nebulizer to patients who are currently being treated with inhaled beta-agonists only. In this trial, three doses of soluble IL-4 receptor will be compared with placebo over four weeks of double-blind treatment. A total of approximately 100 patients will be enrolled. A second Phase II clinical trial is being conducted to determine the safety and efficacy of soluble IL-4 receptor given daily by inhalation using a nebulizer to patients who are currently being treated with inhaled beta-agonists only. In this trial, two doses of soluble IL-4 receptor will be compared with placebo over four weeks of double-blind treatment. Approximately 75 patients will be enrolled. The third multicenter Phase II clinical trial is being conducted to determine the safety and efficacy of soluble IL-4 receptor given weekly by inhalation using a nebulizer to patients who are currently being treated with inhaled corticosteroids. In this trial, three doses of soluble IL-4 receptor will be compared with placebo over 12 weeks of double-blind treatment. Approximately 160 patients will be enrolled. Trial enrollment for the first and second Phase II clinical trials commenced in August 2000 and enrollment for the third Phase II clinical trial commenced in October 2000.

   We are evaluating several other delivery device options for Nuvance. Clinical development of Nuvance could be delayed if unanticipated delays or problems arise in connection with design, manufacture, quality, regulatory or intellectual property issues associated with the delivery device(s) selected for Nuvance.

   Mobista

   We have cloned cDNAs encoding Flt3L, which is a ligand for the Flt3 receptor. Flt3L binds to a receptor located on primitive hematopoietic cells and has been shown to be capable of mobilizing peripheral blood progenitor cells alone, and in combination with other cytokines such as Leukine or granulocyte-colony stimulating factor. In 1997, we completed Phase I safety trials of Mobista. The trials, which were conducted in

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healthy volunteers, showed that both single and multiple doses of Mobista could be safely administered. The multi-dose trial also showed that Mobista increased the number of circulating peripheral blood progenitor cells.

   As a result of its capacity to generate dendritic cells, Mobista may be useful as an anti-tumor agent or vaccine adjuvant. In 1999, we completed Phase II clinical trials of Mobista as an anti-tumor agent in patients with prostate cancer or non-Hodgkin's lymphoma, and in patients with malignant melanoma. No significant anti-tumor responses were observed in these Phase II clinical trials. Clinical trials of Mobista conducted to date have demonstrated that Mobista was generally well tolerated and provided sustained increases in dendritic cell populations and effectively mobilized CD34+ cells. We are evaluating the best approach to using these characteristics of Mobista to facilitate immunotherapy of cancer.

   Avrend

   We have cloned cDNAs encoding a ligand known as CD40L for the cell surface receptor CD40. CD40L is a protein primarily expressed on the surface of activated CD4+ T-cells. Its receptor, CD40, is expressed on B-cells, antigen presenting cells such as dendritic cells, macrophages and on some other normal and tumor cells. Engagement of CD40 on antigen presenting cells by Avrend plays a key role in activating the immune system. Preclinical research has shown that Avrend can stop tumor growth and actually kill many tumor cell types. Avrend does this in two ways. The first way is by direct binding to its CD40 partner present on many tumor cell types generating a signal for the tumor cell to either stop growing or self destruct, also known as apoptosis. The second way is by stimulating specific immune responses to the tumor. In addition, in 1998 we reported preclinical data that showed that mice treated with a combination of Mobista and Avrend demonstrated a higher rate of tumor rejection than either molecule alone. Thus, we are exploring the possibility of developing combination cytokine therapies involving the use of Mobista and Avrend. We completed toxicology studies of this combination in 2000 and are currently analyzing the data we collected. Avrend also appears to be a required signal in the development of an antibody-based immune response and is required for the generation of cytotoxic T-cells. Thus, Avrend may also be useful as a vaccine adjuvant.

   In 1999, we completed a Phase I clinical trial of Avrend in cancer patients. The results allowed us to move forward into Phase II clinical trials in both metastatic renal cell carcinoma and head and neck cancer. At higher doses of Avrend, we observed abnormal increases in patient liver enzymes. These increases were transient and reversible, and have defined the dosing regimens to be used in further clinical trials of Avrend.

   ABX-EGF

   In July 2000, we entered into a joint development and commercialization agreement for ABX-EGF, a fully human antibody created by Abgenix. ABX-EGF targets the receptor for human epidermal growth factor, or EGFr, which is overexpressed on some of the most prevalent human tumor types, including lung, prostate, pancreatic, colorectal, renal cell and esophageal. It has been demonstrated that cancer cells can become dependent on growth signals mediated through EGFr for their survival. ABX-EGF in mouse models can both eradicate established human tumors and block the growth of human tumors. Safety of ABX-EGF is currently being evaluated in cancer patients in a Phase I clinical trial.

   Glaxo Wellcome Inc. has a family of patents which it is asserting against Genentech in ongoing litigation. If any of the claims of these patents are finally determined in the litigation to be valid and if they can be asserted by Glaxo to be infringed by ABX-EGF, then we may need to obtain a license should one be available. Should a license be denied or unavailable on commercially reasonable terms, our commercialization of ABX-EGF could be impeded in any territories in which these patents were in force.

   Genentech owns a U.S. patent that relates to inhibiting the growth of tumor cells involving an anti-EGF receptor antibody in combination with a cytotoxic factor. If these claims are valid, we may be required to obtain a license to Genentech's patent to label and sell ABX-EGF for some or all such combination indications. Should a license be denied or unavailable on commercially reasonable terms, our commercialization of ABX-EGF could be impeded in the United States.

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   ImClone Systems, Inc. has announced that the PTO has issued a notice of allowability of a patent covering a composition of matter of any EGFr monoclonal antibody that inhibits the binding of EGF to its receptor in combination with any anti-neoplastic agent, as well as the therapeutic use of such combinations. In addition, other third parties have or may receive other patents relating to EGFr monoclonal antibodies, their manufacture, or their use. We will evaluate the scope and validity of each such patent to ascertain the relevance of such patent to our planned activities.

   Preclinical Research and Development Pipeline

   Innovation by our research and development operations is very important to the success of our business. Our goal is to discover, develop and bring to market innovative products that address major unmet healthcare needs. This goal has been supported by our substantial research and development investments. To obtain the most value from our molecular portfolio, we are focusing first on those product candidates that we believe have the largest market potential. Our most promising preclinical candidates are described below.

   TRAIL/Apo2L. In May 1999, we entered into a worldwide collaboration with Genentech to co-develop and market TRAIL/Apo2L. In animal models, TRAIL/Apo2L appears to suppress tumor growth and cause remission of tumors by a direct and specific mechanism known as apoptosis. TRAIL/Apo2L binds to at least four distinct receptors found on many tumor cells and signals these cells to destroy themselves through apoptosis. In preclinical research, TRAIL/Apo2L has been shown to cause a wide variety of tumor cells in animal models to undergo apoptosis while sparing normal cells. A third-party researcher has publicly stated that another form of TRAIL/Apo2L causes toxicity to isolated liver cells. Different forms of TRAIL/Apo2L have different toxicities. The clinical-grade material in our collaboration shows minimal toxicity in laboratory evaluation and preclinical studies. Pending completion of additional toxicology evaluations, we anticipate beginning a Phase I clinical trial of TRAIL/Apo2L in 2001.

   IL-1R Type II. IL-1 alpha and IL-1 beta bind to cell surface receptors of two types: Type I and Type II. Overproduction or inappropriate production of IL-1 has been implicated in the development of autoimmune, inflammatory and allergic diseases such as diabetes, asthma, systemic lupus erythematosus and inflammatory bowel disease, and also in the development of osteoporosis, RA, septic shock, stroke and periodontal disease. We have produced genetically engineered soluble IL-1 receptors of two types, designated Type I and Type II, and have conducted clinical trials of IL-1R Type I. Studies indicate that IL-1R Type II is superior to IL-1R Type I as an antagonist of IL-1, and we are currently focused on preclinical testing of IL-1R Type II. Based on these data, we believe that IL-1R Type II may be of therapeutic value in treating a number of inflammatory diseases such as those mentioned above, either alone or in combination with Enbrel. In 1999, we began process scale-up to produce IL-1R Type II for future toxicology studies. In the second half of 2000, we intend to produce IL-1R Type II for toxicology studies and to carry out pharmacokinetic and efficacy studies of IL-1R Type II in a primate model of arthritis. Pending the results of these studies, we anticipate conducting a Phase I clinical trial of IL-1R Type II in 2001.

   IL-15. We have cloned and expressed cDNAs encoding a cytokine known as IL-15, a growth factor that shares some biological activities with Interleukin-2. In preclinical studies, IL-15 has been shown to protect intestinal epithelial cells in the mucosa from the harmful effects of chemotherapy or radiation. Other potential uses of IL-15 that have been suggested by preclinical studies include use for treating the human immunodeficiency virus, or HIV, infection or for treating muscle atrophy. We are currently evaluating our development strategy for IL-15, which may include licensing IL-15 rights to a collaborator or strategic alliance partner for continued development.

   ORK/Tek. We cloned the human receptor tyrosine kinase, called ORK, and received a patent on the DNA encoding ORK in 1995. ORK is the receptor for the angiopoietins that stimulate the process of blood vessel development. We have constructed a soluble ORK molecule, which has been shown to prevent tumor angiogenesis, or new blood vessel development. This molecule has also been shown to retard tumor growth in experimental models of cancer. Tek is another name for ORK.

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   Soluble CD39. CD39 is an enzyme that degrades adenosine diphosphate, or
ADP. ADP is released by activated platelets and recruits additional platelets to form a clot. We have developed a soluble CD39, which retains the ability to degrade ADP. Soluble CD39 may have potential as a novel anti-thrombotic. We intend to develop soluble CD39 initially for stroke, since platelets have been shown to preferentially accumulate in the part of the brain subject to stroke.

   RANK. Stimulation of the receptor RANK results in development of osteoclasts, which resorb bone. We are evaluating the potential of a soluble RANK receptor as an inhibitor of osteoclast development for osteoporosis and other conditions of bone resorption.

   4-1BB Agonist. Recombinant 4-1BBL and agonistic anti 4-1BB antibodies are stimulators of anti-tumor immune responses via their effects on T-cells. We produced these molecules and tested them in in vivo tumor models in 1999. Combination studies of 4-1BB agonist with Mobista in tumor models suggest that these two cytokines have synergistic effects when used together.

Research Collaborations

   Abgenix. In July 2000, we entered into a joint development and commercialization agreement with Abgenix for ABX-EGF, a fully human antibody created by Abgenix. Under the agreement, we made an initial license fee payment to Abgenix, and will make a second license fee payment upon commencement of Phase II clinical trials of ABX-EGF. Development and commercialization costs will be shared equally, as would any potential profits from sales of ABX-EGF. We have formed a joint steering committee and project team with Abgenix which will manage the development process, for which each company will share responsibility, and allocate clinical responsibilities. Abgenix has responsibility for completing the ongoing Phase I clinical trial, we share responsibility with Abgenix for Phase II clinical trials and we have primary responsibility for Phase III clinical trials. If the clinical trials for ABX-EGF are successful and regulatory approval is received, we would play the primary role in marketing ABX-EGF, while Abgenix would retain co-promotion rights.

   Genentech. In May 1999, we entered into a worldwide collaboration with Genentech to co-develop and market TRAIL/Apo2L. Each company had previously conducted extensive preclinical testing of different forms of TRAIL/Apo2L. The companies have formed a joint steering committee and project team which has selected Genentech's lead molecule for development, and which will manage the development process, and allocate clinical, manufacturing and marketing responsibilities to each company. We and Genentech each have filed patent applications covering TRAIL/Apo2L and its uses, and we were awarded a patent covering the TRAIL gene in June 1998. Under the terms of the collaboration agreement, the companies will share all development and commercialization costs. If TRAIL/Apo2L is successful in future clinical trials and receives regulatory approval, both companies have the right to co-promote TRAIL/Apo2L worldwide, and will share profits from the worldwide sales of the product.

   Celera. In June 2000, we entered into a five-year comprehensive genomics agreement with Celera Genomics, including a subscription to Celera's current database products. The database subscription gives our researchers access to four databases developed by Celera until 2005, which is extendable until 2007 at our option. All four of Celera's databases include Celera proprietary information, as well as publicly available data. First, the Celera Human Gene Index provides customers with the predicted set of all human proteins. Second, Celera's Human Genome Database is expected to provide the complete sequence of the human genome and the entire collection of human genes with links to associated biological and disease information. Third, the Drosophila Genome Database provides the complete sequence of the Drosophila melanogaster, or fruit fly, genome. The Drosophila genome database is extensively annotated with gene, protein and biological information. Fourth, the Mouse Genome Database being generated by Celera should allow for comparative analysis with the human genome that may be especially significant for the identification of genes and gene regulatory regions of importance to understanding human biology. Access to the databases also provides us with associated comprehensive bioinformatics systems and tools for viewing, browsing and analyzing genomic information. We may have to make clinical milestone and royalty payments for products created using Celera database products.

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   Digital Gene Technologies. In December 1997, we announced a genomics research collaboration with Digital Gene Technologies, or DGT, using DGT's patented total gene expression analysis, or TOGA(TM), platform to discover novel approaches to the diagnosis and treatment of inflammatory diseases of the gastrointestinal, or GI, system, including inflammatory bowel disease. TOGA is a method of identifying and determining the concentration of nearly all of the genes active in a sample cell or tissue. This program significantly enhances our discovery research programs in the field of GI biology. TOGA allows us to link our biological models to an important new technology that may provide us with new molecules to develop as therapeutics or as targets for small molecule discovery. For exclusivity in the field of GI inflammation, we have paid an up-front fee to DGT, with additional fees due over the course of the five-year agreement. In addition, we will pay DGT for assay processing and identification of new molecules. For each molecule successfully developed in the United States and Europe, we have agreed to pay DGT clinical milestone payments, plus a royalty on worldwide sales of that molecule. Through this research collaboration, during 1998, we obtained experimentation licenses on six new molecules and, during 1999, we obtained experimentation licenses on 84 new molecules.

   Medarex. In January 1999, we entered into a licensing agreement with Medarex involving Medarex's HuMAb-Mouse(TM) technology. Under this agreement, we obtained the rights to use the HuMAb-Mouse technology for an unlimited number of targets for up to 10 years. We will pay Medarex technology access fees, and may also pay Medarex research payments, license fees and milestone payments, as well as royalties on commercial sales of products developed with the HuMAb-Mouse technology. The HuMAb-Mouse technology is a transgenic mouse system that creates high affinity, fully human antibodies instead of mouse antibodies. Using standard, well-proven laboratory techniques, scientists can produce these antibodies in a matter of months. We expect the incorporation of the HuMAb-Mouse technology into our broad drug discovery program to significantly enhance our continuing efforts to identify new drug candidates. The ability to generate human antibodies against our proprietary antigens will permit us to develop potential therapeutics without the treatment risks associated with non-human antibodies.

   Genesis. Since 1994, we have collaborated with Genesis, a New Zealand company. Genesis has sequenced cDNA libraries for specialized cell types to create a proprietary DNA database for us. In addition, Genesis expresses and purifies novel proteins for biological experimentation at Genesis and by us, and provides molecular biology services for us. We are currently testing several genes identified by Genesis.

Marketing and Distribution

   Through our marketing and professional services organization, we explain the approved uses and advantages of our products to medical professionals in the United States. We work to gain access to managed care organization formularies, which are lists of recommended or approved medicines and other products compiled by pharmacists and physicians, by demonstrating the qualities and treatment benefits of our products. AHP's marketing organization, working together with us, performs similar activities for Enbrel.

   Marketing prescription pharmaceuticals depends to a degree on complex decisions about the scope of clinical trials made years before product approval. All drugs must complete clinical trials required by regulatory authorities to show that they are safe and effective for treating one or more particular medical problems. A manufacturer may choose, however, to undertake additional studies to demonstrate additional advantages of a product, such as a better tolerability profile or greater cost effectiveness than existing therapies.

   Those studies can be costly, the results are uncertain, and they can take years to complete. Balancing these considerations makes it difficult to decide whether and when to undertake additional studies. When these studies are successful, they can have a major impact on approved claims and marketing strategies.

   Enbrel. Under the Enbrel promotion agreement, Wyeth-Ayerst markets Enbrel in the United States to healthcare providers such as doctors and hospitals, pharmacy benefit managers and managed care organizations. Several hundred AHP sales representatives currently detail Enbrel in the United States. As discussed in "Relationship With AHP," we also have the right to supplement AHP's detailing of Enbrel in the United States

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with our own sales force. In addition to AHP's and our coordinated marketing efforts for Enbrel in the United States, we have approximately 30 allied health professionals to support educational needs of healthcare providers in the United States relating to Enbrel.

   Specialty Therapeutic and Other Products. We market our specialty therapeutic and other products to healthcare providers in the United States through a specialty sales force of approximately 152 sales representatives and sales managers. Currently, our sales force conducts details in the United States for our specialty therapeutic products, Leukine and Novantrone.

   Distribution. We distribute our products through pharmaceutical wholesalers and specialty distributors, as well as to end users such as oncology clinics, physicians' offices, hospitals and pharmacies. A significant majority of our sales are made to three pharmaceutical wholesalers. For Enbrel, rather than stocking inventory of product at wholesalers, we drop-ship wholesaler orders for Enbrel directly to pharmacies for end users. We receive and process product orders through a centralized customer service and sales support group. A third party provides us with shipping, warehousing and data processing services on a fee basis.

Competition

   Competition in researching, developing, manufacturing and marketing biopharmaceuticals and other oncology products is intense. We are marketing a group of cancer products and simultaneously developing an extensive portfolio of cytokines, cytokine receptors and other immunological therapeutic products. In addition, we are collaborating with AHP to market Enbrel in the United States and Canada. There are other companies, including established pharmaceutical and biotechnology companies, that are researching, developing and marketing products based on related or competing technologies that will compete with products being developed by us.

   The principal means of competition vary among product categories. The following technological innovations are important to success in our business:

  .  efficacy;

  .  tolerability;

  .  ease of use by patients; and

  .  cost effectiveness.

   We compete with other pharmaceutical firms in performing research and clinical testing, acquiring patents, developing efficient manufacturing processes, securing regulatory approvals and marketing the resulting products to physicians. We believe that our strategic focus on immunology has resulted in expertise that can be applied to reduce development times, create innovative and cost-saving research techniques, optimize product quality, and discover new products and applications. We possess manufacturing facilities to produce recombinant protein products using microbial or mammalian cell culture technologies. Professional services, clinical, legal, regulatory affairs, marketing and sales staffs have been developed to enhance our scientific resources. We possess a specialty sales force and offer comprehensive professional services, including continuing medical educational programs, publications, literature searches and treatment information. These professional services are important because, historically, new anti-cancer drugs provide incremental treatment advances, but few outright cures. Therefore, physicians rely heavily on peer-reviewed clinical data in making treatment decisions.

   Most of the cancer products that we market have established competitors. Significant competitors in the field of oncology include Bristol-Myers Squibb Company and Amgen, Inc. These competitors, in some cases, have substantially greater capital resources, greater marketing experience, and larger research and development staffs and manufacturing facilities than we do.


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   Enbrel

   A number of companies, including those listed below, are marketing or developing biological products that compete or are expected to compete with Enbrel. In addition to the currently marketed Remicade, if any of these other products are approved by the FDA for treating RA, sales of Enbrel could be adversely affected.

  . Johnson & Johnson. In November 1999, Johnson & Johnson received FDA approval for Centocor's anti-inflammatory agent known as Remicade for use with methotrexate for treating patients with RA who have had inadequate response to methotrexate alone. Remicade is a chimeric part-mouse, part-human monoclonal antibody. The FDA had previously approved Remicade for treating Crohn's disease in August 1998. In October 1999, Johnson & Johnson filed a supplemental biologics license application, or sBLA, for Remicade with the FDA for the prevention of joint damage in RA patients in combination with methotrexate. The FDA's Arthritis Advisory Committee voted unanimously in July 2000 to recommend approval of this use. Centocor and Ortho-McNeil Pharmaceutical, Inc., both Johnson & Johnson affiliates, are co-promoting Remicade for RA in the United States. Medicare covers prescriptions for Remicade, but not for Enbrel.

  . Amgen. Amgen is developing an IL-1Ra (receptor antagonist) for RA, and has submitted a BLA to the FDA based on data from two large Phase II clinical trials. IL-1Ra requires a high dose in a daily injection when used in combination with other drugs, such as methotrexate. Amgen is also developing sTNF-R1, a TNF modulator which just completed a Phase I clinical trial.

  . BASF/Knoll. BASF and its affiliate Knoll Pharmaceuticals Company Inc. are developing D2E7 as a fully humanized monoclonal antibody that binds to TNF. D2E7 is in a Phase III clinical trial for RA.

   Other companies, as listed below, have developed nonbiological products for treating some aspects of RA. Although we do not currently expect these products to compete with Enbrel in patients with advanced RA, they may compete with Enbrel now that we have obtained FDA approval to market Enbrel for earlier-stage RA. Some of these products are COX-2 inhibitors, a new class of drugs for arthritis and pain that are generally as effective as current initial RA therapy with nonsteroidal anti-inflammatory drugs. We believe that Enbrel may be effective in combination with some of these products in development, as well as with some existing DMARDs for RA. This belief is based on preclinical studies and clinical results demonstrating that RA patients treated with Enbrel in combination with the DMARD methotrexate experienced a statistically significant decrease in disease activity and an increase in their functional ability when compared to methotrexate alone.

  . Hoechst Marion Roussel. Hoechst Marion Roussel received FDA approval for Arava(R) (leflunomide) in September 1998 for treating active RA to reduce signs and symptoms and to retard structural damage as evidenced by x-ray erosions and joint space narrowing. Arava is an oral treatment for RA, has side effects similar to methotrexate, and is priced significantly less than Enbrel.

  . Pharmacia. Pharmacia received FDA approval for Celebrex(R) (celecoxib) in December 1998 for relieving the signs and symptoms of osteoarthritis and RA. Celebrex is a COX-2 inhibitor, and is priced significantly less than Enbrel. Celebrex is an oral treatment and is co-promoted by G.D. Searle & Co., a pharmaceutical unit of Pharmacia, and Pfizer Inc.

  . Merck. Merck received FDA approval for Vioxx(R) (rofecoxib) in May 1999 for relieving the signs and symptoms of osteoarthritis, for managing acute pain in adults, and for treating primary dysmenorrhea. Vioxx is a COX-2 inhibitor, and is priced significantly less than Enbrel.

   Leukine

   Several companies are marketing or developing products that compete or are expected to compete with Leukine, including:

  . Amgen. Amgen has been marketing its competing granulocyte-colony stimulating factor, or G-CSF, product since early 1991 and has achieved a majority share of the market for CSFs in the United States.

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     Amgen is also developing a sustained duration G-CSF molecule, SD/01, which entered Phase III clinical trials in 1999 in breast cancer patients.

  . Cangene Corporation. Cangene is developing a Streptomyces-derived GM-CSF product. Cangene commenced a multi-center Phase III clinical trial in the United States with its GM-CSF product in early 1998 for the mobilization of peripheral blood stem cells in patients with breast cancer. In January 2000, Cangene announced that this clinical trial has been closed due to slow patient accrual. Cangene has commenced a Phase III clinical trial with its GM-CSF product in Canada for chemotherapy-induced neutropenia.

   Novantrone

   A number of companies, including those listed below, are marketing products that compete with Novantrone for its oncology indications or may compete with Novantrone for its new MS indication. In October 2000, the FDA approved Novantrone for reducing neurologic disability and/or the frequency of clinical relapses in patients with secondary progressive, progressive relapsing or worsening relapsing-remitting MS. Other treatments currently approved for MS require a subcutaneous or intramuscular self-injection on a daily or weekly basis. If the FDA were to approve new MS indications for any of the marketed MS products covering any of the MS indications for Novantrone, our sales of Novantrone in MS could be adversely affected.

  . Biogen. Biogen is marketing Avonex(R) (interferon beta-1a) for relapsing-remitting MS. Avonex is in Phase III clinical trials in secondary progressive MS.

  . Berlex Laboratories, Inc. Berlex, a subsidiary of Schering A.G., is marketing Betaseron(R) (interferon beta-1b) for relapsing-remitting MS. Berlex filed for FDA approval of an expanded indication for Betaseron for secondary progressive MS in June 1998.

  . Teva Pharmaceuticals Industries Limited. Teva is marketing Copaxone(R) (glatiramer acetate for injection) for relapsing-remitting MS.

  . Pharmacia. Pharmacia has been marketing Idamycin(R) (idarubicin) for acute myelogenous leukemia and Emcyt(R) (estramustine) for prostate cancer.

  . Bedford Laboratories. Bedford Laboratories, a division of Ben Venue Laboratories, Inc., is marketing Cerubidine(R) (daunorubicin) for acute myelogenous leukemia.

   Generic Pharmaceutical Products

   Competition in the sale of generic pharmaceutical products is intense due to the entry of multiple sources for each product after expiration of patents and exclusivity grants previously covering these products. Manufacturers of generic pharmaceutical products compete aggressively, primarily on the basis of price. We currently face aggressive generic competition from numerous suppliers of methotrexate injectable and leucovorin calcium, and from at least one supplier of aminocaproic acid. This competition results in lower prices and lower sales.

Raw Materials and Supply

   Overview

   Along with our third-party manufacturers, we purchase raw materials essential to our business in the ordinary course of business from numerous suppliers. Substantially all the raw materials used to manufacture our recombinant protein products and other products are available from multiple sources. However, two of the raw materials used in the production of Enbrel and our other recombinant protein products, other than Leukine, are manufactured by single suppliers.

   All finished dosage forms of Enbrel are manufactured by BI Pharma and packaged by a third-party contract packager. We manufacture all Leukine bulk drug substance, which is then vialed and labeled by third parties. All

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finished dosage forms for our nonbiological oncology products are manufactured by AHP subsidiaries or sourced by AHP from third-party manufacturers. Bulk active raw materials for our nonbiological oncology products are either manufactured by AHP subsidiaries or sourced by AHP from third-party manufacturers. Aminocaproic acid for Amicar is sourced through an unaffiliated third-party vendor and manufactured by a single supplier.

   We presently do not have our own capabilities for producing and labeling final drug products from bulk drug substances or bulk proteins. We rely upon unaffiliated third parties and AHP to vial and label the drug products we market.

   BI Pharma Supply Agreement

   In November 1998, we and AHP entered into a long-term supply agreement with BI Pharma to manufacture commercial quantities of Enbrel. Our sales of Enbrel are currently entirely dependent on BI Pharma manufacturing the product. We have made significant purchase commitments to BI Pharma under the BI Pharma supply agreement to manufacture commercial inventory of Enbrel.

   Under the BI Pharma supply agreement, BI Pharma has reserved a specified level of production capacity for Enbrel, and our purchase commitments for Enbrel are manufactured from that reserved production capacity. The BI Pharma supply agreement contains provisions for increasing or decreasing BI Pharma's reserved production capacity for Enbrel, subject to lead-times and other related terms. Because of the long lead-time required for ordering raw materials for Enbrel and for scheduling BI Pharma's facilities, we are required to submit a rolling three-year forecast for manufacturing the bulk drug for Enbrel, and a rolling forecast for a shorter period for the number of finished vials of Enbrel to be manufactured from the bulk drug. A significant portion of each of the above forecasts becomes a purchase commitment when issued to BI Pharma. We have submitted firm orders for the maximum production capacity that BI Pharma currently has reserved for Enbrel.

   BI Pharma's pricing of Enbrel depends on specified production assumptions that the parties have made relating to the production efficiency of manufacturing Enbrel. Under the BI Pharma supply agreement, the pricing of Enbrel is also subject to volume discounts depending on the amount of Enbrel ordered during each calendar year. We and AHP will be responsible for substantial payments to BI Pharma if we and AHP fail to use a specified percentage of the production capacity that BI Pharma has reserved for Enbrel each calendar year, or if the BI Pharma supply agreement is terminated prematurely under specified conditions.

   In June 2000, we, AHP and BI Pharma amended the BI Pharma supply agreement to offer BI Pharma financial incentives to provide additional near-term production capacity for Enbrel. As an incentive to BI Pharma, we will pay more to BI Pharma on a per unit basis for any additional production runs, which will result in an increase in our incremental production costs for these runs.

   For a discussion of the factors affecting our supply of Enbrel under the BI Pharma supply agreement, see "Risk Factors--If market demand for Enbrel continues to grow, limits on our current sources of supply for Enbrel will constrain our sales growth unless and until additional manufacturing capacity for Enbrel is approved."

   Expansion of Manufacturing Facilities

   In September 1999, a wholly owned subsidiary of AHP completed the purchase of a large-scale biopharmaceutical manufacturing facility in Rhode Island. AHP has agreed to sell the Rhode Island facility to us at a future date, anticipated to be in the second half of 2002. We and AHP are investing substantial sums and working closely together to retrofit the Rhode Island facility to accommodate the commercial production of Enbrel bulk drug. As presently configured, we currently estimate that, when completed, the retrofit of the Rhode Island facility could, on an annual basis, double our current U.S. supply of Enbrel. We expect to file for FDA approval of the Rhode Island facility in the second half of 2001, with estimated FDA approval in mid-2002. We may also build additional manufacturing capacity at Rhode Island or other locations to help meet the manufacturing requirements for Enbrel and our products under development and to improve our ability to attract collaborative partners with products under development.

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Governmental Regulation

   The manufacturing and marketing of pharmaceutical products in the United States requires the approval of the FDA under the federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in foreign countries. The FDA has established mandatory procedures and safety standards that apply to the clinical testing, manufacture and marketing of pharmaceutical and biotechnology products. Obtaining FDA approval for a new therapeutic product may take several years and involve spending substantial resources.

   Data from human clinical trials are submitted to the FDA in an NDA for drugs or a BLA for biologics. For products to be marketed in Canada, these submissions are made to the Canadian Health Protection Bureau, or CHPB, in a new drug submission, or NDS. Data from clinical trials for new indications or uses for approved products are submitted to the FDA in a supplemental NDA for drugs and in an sBLA for biologics. Data regarding manufacturing and bioequivalence of generic drug products are submitted to the FDA in an abbreviated new drug application, and to the CHPB in an abbreviated NDS. Preparing any of these regulatory submissions involves considerable data collection, verification and analysis.

   Any products manufactured or distributed by us pursuant to FDA approvals are subject to extensive continuing regulation by the FDA, including record-keeping requirements and a requirement to report adverse experiences with the drug. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Adverse experiences with the product must be reported to the FDA and may result in changes in labeling of products. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

   The federal government regulates recombinant DNA research activity through National Institutes of Health, or NIH, guidelines for research involving recombinant DNA molecules. We comply with the NIH guidelines which, among other things, restrict or prohibit some types of recombinant DNA experiments and establish levels of biological and physical containment of recombinant DNA molecules that must be met for various types of research.

   Many other laws regulate our operations, including, among others, the Occupational Safety and Health Act, the Environmental Protection Act, the Nuclear Energy and Radiation Control Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, Title III of the Superfund Amendments and Reauthorization Act (Community Right-to-Know and Emergency Response Act), national restrictions on technology transfer, federal regulations on the protection of human subjects in clinical studies, the protection of animal welfare in preclinical studies, import, export and customs regulations and other present or possible future local, state or federal regulation. From time to time Congressional committees and federal agencies have indicated an interest in implementing further regulation of biotechnology and its applications.

Patents, Licenses and Trademarks

   Patents, trade secrets and other proprietary rights are very important to us. We have obtained U.S. and foreign patents and have filed applications for additional U.S. and foreign patents covering numerous aspects of our technology. We cannot be certain that any of our pending or future applications will result in issued patents or that the rights granted under existing or future patents will provide competitive advantages to us or our licensees. We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. We cannot be certain that others will not acquire or independently develop the same or similar technology, or that our issued patents will not be circumvented, invalidated or rendered obsolete by new technology.

   Due to unresolved issues regarding the scope of protection provided by some of the patents owned or licensed to us, as well as the possibility of patents being granted to others, we cannot be certain that the patents owned by or licensed to us and our licensees will provide substantial protection or commercial benefit. The rapid rate of development and the intense research efforts throughout the world in biotechnology, the significant time lag between the filing of a patent application and its review by appropriate authorities and the lack of sufficient legal precedents concerning the validity and enforceability of some types of biotechnology patent claims make it difficult to predict accurately the breadth or degree of protection that patents will afford our or our licensees' biotechnology products or their underlying technology. It is also difficult to predict whether valid patents will be granted based on biotechnology patent applications or, if they are granted, to predict the nature and scope of the claims of these patents or the extent to which they may be enforceable.

   Under U.S. law, although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to validity or as to the enforceable scope of its claims. Accordingly, we cannot be certain that the patents owned or licensed to us will afford protection against competitors with similar inventions, nor can we be certain that those patents will not be infringed or designed around by others or that others will not obtain patents that we would need to license or design around.

   It is our policy to respect the valid patent rights of others. We have obtained patent licenses from various parties covering technologies relating to our products. However, we may need to acquire additional licenses or, if these licenses are denied or are unavailable on commercially reasonable terms, we may need to prevail in the event that litigation is commenced by patent owners to interfere with the development or commercialization of our products.

   We intend to pursue protection of all forms of intellectual property, including, but not limited to, patents, trade secrets and Orphan Drug exclusivity, for all significant inventions, discoveries and developments in our various areas of research. Under our product rights agreement with AHP, AHP has an option to obtain royalty-bearing worldwide exclusive licenses to a limited number of our products for all product indications. This option is discussed more fully in "Relationship With AHP."

   Patents on Biological Products

   Enbrel. Enbrel is a fusion protein consisting of a dimer of two subunits, each comprising a TNF receptor domain derived from a TNF receptor known as "p80," fused to a segment derived from a human antibody molecule known as an "Fc domain." We believe that we were the first to isolate a recombinant DNA encoding p80 TNFR and also the first to express the protein using recombinant DNA technology. We have been issued U.S. patents covering p80 TNFR, DNAs encoding p80 TNFR, and methods of using TNFR:Fc, including for the treatment of RA. We were granted a European patent in December 1995 covering p80 TNFR DNAs, proteins and related technology.

   Two other companies, however, BASF and Yeda Research & Development Company, Ltd., filed patent applications disclosing partial amino acid sequence information of specified TNF-binding proteins, or TBPs, shortly prior to the time we filed our patent applications, claiming the full-length p80 TNFR DNAs and proteins corresponding in part to the TBPs disclosed by BASF and Yeda Research. BASF was issued a U.S. patent based on its TBP disclosure. Due to limitations in the claims of the BASF U.S. patent, we believe that it cannot be asserted to cover Enbrel. Consequently, we have not entered into a license with BASF for its U.S. patent. This BASF U.S. patent is currently involved in an interference proceeding. In June 2000, we entered into a royalty-bearing license agreement with respect to the BASF TBP patent family excepting the U.S. patent. If BASF were able to validly assert its U.S. TBP patent to cover TNFR:Fc in the United States, our commercialization of Enbrel made in the United States could be impeded.

   The Yeda Research TBP patents and patent applications are controlled by Ares-Serono International S.A. and its affiliate Inter-Lab Ltd. (collectively Serono). In January 1999, we entered into a settlement agreement with Serono under which we and Serono agreed to settle potential disputes concerning the patents and patent applications controlled by Serono that relate to TBPs. Under the settlement, Serono has agreed not to assert any

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of the foregoing patent rights against the manufacture, use or sale of Enbrel in any territory in consideration of the payment by us to Serono of fees and royalties for a specified term in respect of the net sales of Enbrel sold or manufactured in designated countries, including Germany and the United States, where Yeda Research's patent rights have been filed.

   After the effective dates on which we filed our patent applications, Hoffmann-La Roche, or Roche, and Amgen, through Synergen Inc., also filed patent applications directed to p80 TNFR DNAs. No patents covering full-length TNFR or the intact extracellular domain of TNFR have been issued to Roche. In January 1998, the European Patent Office granted a patent to Amgen claiming DNA and amino acid sequences encoding a variant of p80 TNFR disclosed in the Amgen application that differs from that disclosed in our granted patents covering p80 TNFR. We have filed an opposition to this Amgen patent. Since an application giving rise to our patents covering TNFR and disclosing the relevant DNA sequence was filed earlier than Amgen's first application disclosing the relevant DNA sequence, we believe that the Amgen patent cannot be legally asserted to cover TNFR:Fc, which includes the sequences patented by us. If Amgen were able to validly assert TNFR patents to cover TNFR:Fc, our or AHP's commercialization of Enbrel could be impeded in any territories in which these patents were in force, which territories include Germany but do not currently include the United States.

   We have also been granted a royalty-bearing worldwide exclusive license under patent rights jointly owned by Aventis SA (through its predecessor Hoechst AG) and Massachusetts General Hospital claiming cytokine receptor-Fc fusion proteins, including TNFR:Fc. Roche has filed patent applications with claims covering TNFR:Fc fusions, which were filed after the Aventis and Massachusetts General Hospital patent applications licensed to us. Roche has been granted a patent containing these claims in Japan. In September 1999, we entered into a royalty-bearing worldwide co-exclusive license agreement with Roche under these Roche patents and patent applications.

   ZymoGenetics, Inc. and Genentech have separately been issued U.S. patents having claims directed to specified fusion proteins comprising immunoglobulin constant region domains and specified processes for making these proteins, and have also filed corresponding European applications that have not yet been granted. Due to limitations in the claims of the ZymoGenetics patent, we believe that it cannot be asserted to cover Enbrel. Consequently, we have not entered into a license with ZymoGenetics. In May 1999, we entered into a royalty-bearing worldwide co-exclusive license agreement under the Genentech patents under which we made an up-front payment to Genentech, a portion of which was reimbursed to us by AHP under the Enbrel promotion agreement.

   In general, with respect to any of the patents discussed above, it is our intention to mount a vigorous defense should any patent be asserted against activities relating to Enbrel, or, in appropriate cases, to take a license under appropriate terms. At this time, however, we do not know whether any of these patents will be asserted against activities relating to Enbrel, and, if so, what the outcome of any litigation or licensing negotiations would be.

   We may be required to obtain licenses to patents or other proprietary rights from third parties to label and sell Enbrel for new indications. Licenses required under third-party patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain any required licenses, we could be unable to label and sell Enbrel for one or more new indications.

   Leukine. We have been issued three U.S. patents covering an altered, or analog, form of GM-CSF (sargramostim) that we market under the Leukine trademark. From July 1990 to January 1998, a GM-CSF interference proceeding had been pending in the PTO directed to human GM-CSF DNAs. Novartis AG prevailed in the interference and has subsequently received several patents relating to GM-CSF. As part of the resolution of the interference, Novartis agreed not to assert its GM-CSF patent rights against us in exchange for royalties on any sales of Leukine in the United States and Canada. Research Corporation Technologies, Inc., or RCT, has also received a U.S. patent relating to GM-CSF. We have received a royalty-bearing nonexclusive license to the RCT GM-CSF patent.

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   Mobista. In 1996, we were granted a U.S. patent covering Flt3L DNA. In
1998, we were granted a U.S. patent covering methods of using Flt3L. We are currently seeking other U.S. and foreign patents for Flt3L proteins, DNAs and various methods of using Flt3L.

   Nuvance. We have been granted a total of five U.S. patents relating to IL-4R proteins and DNAs, methods for inhibiting IL-4 mediated immune or inflammatory responses by administering soluble IL-4R, and antibodies immunoreactive with IL-4R. IL-4R patents have also been granted to us in Europe and countries outside Europe. We have additional U.S. and foreign patent applications pending relating to IL-4R.

   Avrend. In 1998, we were granted a U.S. patent for soluble fusion proteins that include soluble portions of CD40L and methods of making them. In 1999, we were granted a U.S. patent for recombinant soluble CD40L polypeptides and pharmaceutical compositions and a patent for DNA encoding CD40L. We, together with the U.S. government, have also received a U.S. patent relating to the use of soluble CD40L to treat neoplastic diseases. In 2000, we received a patent relating to the use of soluble CD40L to treat persons having defective CD40L. We have additional U.S. and foreign patent applications pending relating to CD40L.

   TRAIL. In 1998, we were granted a U.S. patent covering the DNA encoding TRAIL. This is believed to be the first U.S. patent granted for this molecule. We have additional U.S. and foreign patent applications pending relating to TRAIL.

   IL-1R Type II. In 1998, we were granted a U.S. patent covering methods of using soluble IL-1R Type II to regulate an IL-1 mediated immune or inflammatory response in a mammal. Previously we have received two U.S. patents covering the DNA and the protein for IL-1R Type II. We have additional U.S. and foreign patent applications pending relating to IL-1R Type II.

   TACE. In 1998, we were granted a U.S. DNA and protein patent on TACE, which includes claims to anti-TACE antibodies and to methods of using TACE to discover TACE inhibitors. This is believed to be the first patent issued for this molecule. In January 2000, we were granted a U.S. patent that includes additional claims to methods of using TACE to discover TACE inhibitors. We have additional U.S. and foreign patent applications pending relating to TACE and to a crystalline form of TACE. We have licensed our TACE technology to AHP and are working together to develop and test small molecule TACE inhibitors.

   Patents on Nonbiological Oncology Products

   Novantrone. Certain uses of Novantrone are covered by two U.S. patents. A U.S. patent covering methods of using mitoxantrone to treat leukemia and solid tumors does not expire until April 2006, and another U.S. patent covering methods of using mitoxantrone to treat neuroimmunologic diseases, including MS, does not expire until June 2005.

   Methotrexate Sodium Injectable, Leucovorin Calcium and Amicar (aminocaproic acid). None of methotrexate sodium injectable, leucovorin calcium nor Amicar is the subject of any material patent protection.

   Patent and Technology Licenses

   Under our royalty-bearing patent and technology license agreements, we are obligated to pay royalties on U.S. sales of products produced using the licensed technologies. We pay royalties to university licensors of specific yeast and mammalian-cell expression technologies employed in making Leukine and some other products. We are also obligated to pay royalties to Aventis, Novartis and RCT on sales of Leukine, and to Aventis, Massachusetts General Hospital, Serono, Genentech, Roche and BASF on sales of Enbrel. From time to time we may elect to enter into other royalty-bearing license agreements with licensors of patents with claims related to our products or technologies. We cannot be sure, however, that patent license negotiations with any licensors can be successfully completed, or that the total royalties payable under any agreements resulting from license negotiations will not have a material adverse effect on our business.

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   Trademarks

   We own all of the trademarks used in our business.

Properties

   Our principal place of business is located in two adjacent buildings in downtown Seattle, Washington. These buildings, comprising a total of 197,574 square feet, house our primary laboratory and office facilities, as well as a 10,000-square-foot fermentation and pharmaceutical manufacturing facility that has been licensed by the FDA to produce Leukine. The current lease for these buildings extends to 2005, and both buildings have two five-year renewal options. In addition to our primary facility, we lease a total of approximately 203,673 square feet of additional office and research space in multiple other buildings located in downtown Seattle and approximately 13,000 square feet of office space in a building in Bothell, Washington. We recently added 21,126 square feet of office and laboratory space in a second building in Bothell, Washington. The total current rent payments for the foregoing facilities were approximately $5.2 million in 1999 and $3.5 million in the first six months of 2000.

   We own a manufacturing and development center in Bothell, Washington that includes a large-scale microbial manufacturing facility and a separate mammalian cell-based protein manufacturing facility. These facilities were used to produce Enbrel for our clinical trials in 1997; however, these facilities lack sufficient capacity to produce commercial quantities of Enbrel. We are nearing completion of a new process development facility at our site in Bothell. This new process development facility is expected to accelerate development of our manufacturing processes. We own approximately 20 acres of undeveloped land adjacent to our manufacturing and development center in Bothell, Washington.

   We also own 29 acres of land in Seattle, Washington known as Terminal 88, and we have identified the Terminal 88 site as the location for our new research and technology center, which we expect will allow us to consolidate most of our non-manufacturing operations on one campus. We also are in the process of acquiring additional acreage adjacent to Terminal 88 for potential future expansion of the new campus. We have completed a preliminary design and budget for the construction of a new research and technology center at the Terminal 88 site. The total cost for the initial phase of this center is expected to be up to approximately $750 million. AHP has agreed to provide financing guarantees to third-party lenders of up to $550 million in connection with the financing for this center, provided that these financing guarantees will be reduced to $450 million if this offering is completed. Under the terms of our agreement with AHP, we will be required to collateralize up to $300 million of the third-party financing for this center.

Personnel

   In our innovation-intensive business, our employees are vital to our success. We believe we have good relationships with our employees, and none of our employees is covered by a collective bargaining agreement. As of June 30, 2000, we employed 1,334 people in our operations, 352 of whom have graduate degrees in various subjects. The employee count as of June 30, 2000 includes:

  .  575 employees in research and development;

  .  255 employees in manufacturing; and

  .  247 employees in sales and marketing.

   Each of our employees has entered into a confidentiality agreement that contains terms requiring disclosure of ideas, developments, discoveries or inventions conceived during employment, and assignment to us of all proprietary rights to these matters.

   The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense, and we cannot assure you that we will be able to attract and retain necessary personnel.


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Legal Proceedings

   We are not a party to any material litigation. We have received a notice from the U.S. Department of Justice requesting us to produce documents in connection with the Civil False Claims Act investigation of the pricing of our products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. According to press reports, approximately 20 other pharmaceutical companies are under investigation by the U.S. Department of Justice and/or state agencies related to the pricing of their products. Several of our products are regularly sold at substantial discounts from list price. We have consistently required in our contracts of sale that the purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations.

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                             RELATIONSHIP WITH AHP

Background

   In June 1993, we merged with American Cyanamid Company's Lederle Oncology business. In November 1994, AHP acquired all of the outstanding shares of common stock of Cyanamid. As of June 30, 2000, AHP beneficially owned approximately 55% of our outstanding common stock and, after this offering, will own approximately 44% of our common stock, or approximately 42% if the underwriters' over-allotment option is exercised in full.

   The agreements summarized below, in particular the governance agreement and the product rights agreement, establish the framework for our ongoing relationship with AHP. The summary is not complete and is qualified in its entirety by reference to the governance agreement and the product rights agreement themselves, which are filed as exhibits to various reports, proxy statements or other information we have filed with the SEC.

Governance Agreement

   Overview

   The governance agreement includes, among other matters, provisions relating to:

  . our corporate governance, including the composition of our board of directors;

  . AHP's right to purchase additional shares of our common stock from us if specified events occur;

  .  future purchases and sales of our common stock by AHP;

  . the requirement that members of our board designated by AHP approve specified corporate actions; and

  . the requirement that a supermajority of the members of our board approve specified corporate actions.

   In August 2000, we and AHP amended some terms of the governance agreement. These changes, which are described below, will take effect only if AHP's ownership interest in our common stock falls below 45% as a result of AHP's sale of shares in this offering.

   Designation of Candidates for our Board

   Our board consists of up to 10 directors, but we currently have nine directors. Under the governance agreement as currently in effect and given AHP's current percentage ownership of our common stock, three directors are designated for election by our management, three are designated for election by AHP and three independent directors are designated for election by agreement between us and AHP. AHP has the right to designate a fourth independent director for election, but has not exercised this right.

   During the term of the current governance agreement, subject to the provisions of the August 2000 amendment described below, the number of directors that AHP and our management have the right to designate is determined by AHP's current percentage ownership of our common stock. If AHP beneficially owns:

  . less than 20%, AHP will have no right to designate any directors, and our management will have the right to designate six directors;

  . 20% or above but less than 35%, AHP will have the right to designate one director, and our management will have the right to designate five directors;

  . 35% or above but less than 45%, AHP will have the right to designate two directors, and our management will have the right to designate four directors;

  . 45% or above but less than 65%, AHP will have the right to designate three directors, and our management will have the right to designate three directors; and

  . 65% or above, AHP will have the right to designate four directors by adding an additional AHP director to our board, and our management will have the right to designate three directors.

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   As a result of the August 2000 amendment, if AHP's beneficial ownership is reduced below 45% as a result of this offering, AHP will continue to have the right to designate no more than two directors, our management will have the right to designate three directors, and there will be at least four independent directors, so long as AHP's percentage ownership remains below 45%.

   AHP has agreed with us not to sell or transfer any shares of our common stock until nine months after the date of this prospectus supplement or September 30, 2001, whichever is later. During this period, for purposes of the governance agreement, any shares of our common stock issued upon exercise of employee or director stock options will not be considered in determining AHP's percentage ownership of our common stock.

   In the event that changes to AHP's interest result in more AHP directors on our board than AHP has the right to designate, AHP has agreed that it will promptly cause to resign, and take all other action reasonably necessary to cause the prompt removal of, that number of AHP directors as required to make the remaining number of AHP directors conform with the terms of the governance agreement. Similarly, in the event that changes to AHP's interest result in more management directors on our board than our management has the right to designate, we have agreed that our management will promptly cause to resign, and take all other action reasonably necessary to cause the prompt removal of, that number of management directors as required to make the remaining number of management directors conform with the terms of the governance agreement.

   AHP and the management directors each have the right, with some exceptions, to designate replacement directors for AHP or management directors whose terms have ended or who have been removed from office upon resignation, retirement, disqualification, death or other cause. Our board will elect each person so designated upon nomination by the Nominating Committee, which consists of an equal number of management directors and AHP directors. No individual who is an officer, director, partner or principal shareholder of any of our competitors (other than AHP and its affiliates) may be designated to serve as our director.

   In any election of directors or any meeting of our shareholders called expressly for the removal of directors, AHP has agreed to vote its shares for all nominees in proportion to the votes cast by our other shareholders, except that AHP and its affiliates may cast any or all of their votes, in their sole discretion, (a) in favor of any nominee designated by AHP under the governance agreement and (b) in connection with any election contest to which Rule 14a-11 under the Securities Exchange Act of 1934 applies. With limited exceptions, in all other matters submitted to a vote of our shareholders, AHP may vote any or all of its shares in its sole discretion.

   Approval Rights

   So long as AHP has the right to designate at least two of our directors, the approval of at least one director designated by AHP is required for our board to approve and authorize certain corporate actions. Actions requiring this approval include:

  . our entry into any merger or consolidation or acquisition of any business or assets that would constitute more than 10% of the fair market value of our total assets;

  . our sale, lease, pledge, grant of a security interest in, license, transfer or other disposal of more than 10% of the fair market value of our total assets;

  . with specified exceptions, our issuance of any debt or equity securities or other capital stock;

  . subject to specified exceptions, a reclassification, split, redemption or other acquisition of any of our debt or equity securities;

  . any amendment to our articles of incorporation or bylaws or any change in the size or composition of our board or a committee thereof, except in accordance with the governance agreement;

  . the establishment of any committee of the board not specifically described in the governance agreement;

  . our institution of any shareholder rights plan or similar plan or device;

  . our dissolution, adoption of a plan of liquidation or any action to commence any bankruptcy or similar proceeding;

  .  any change in our accounting policies or procedures;

  . our acquisition of technology or products under any license or similar arrangement unless the payments under that license or arrangement would not exceed $500,000;

  . our payment or discharge of any claim, liability or obligation other than in the ordinary course of business, except where such claim, liability or obligation does not exceed a threshold of $350,000;

  . the commencement or termination of any suit, litigation or proceeding with respect to patent rights, and any other suit, litigation or proceeding that involves a claim, liability or obligation in excess of $350,000 or that is material to our business or assets; and

  . any (a) incurrence of indebtedness for borrowed money other than as provided for in our annual operating plans provided to AHP or (b) capital expenditure by us that is greater than both (1) $350,000 and (2) the amount provided for such expenditure in our annual operating plans.

   Upon the completion of this offering, and if AHP's ownership falls below 45%, (a) a change in our accounting policies will no longer require approval by at least one director designated by AHP, (b) our acquisition of technology or products under license or similar arrangements will no longer require approval by at least one director designated by AHP unless the purchase price or the fair market value of the technology or products exceeds $15 million, and (c) each of the $350,000 thresholds listed in the last three items above will automatically increase to $15 million.

   The approval of seven directors (or, if the board consists of more than nine persons, that number of directors that represents 70% of the total number of directors, rounded up) is required under the governance agreement for board approval of:

  . the employment of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer;

  . our annual operating plans, which are required to include all material capital expenditures and borrowing plans applicable to the year in question;

  .  our five-year product development and facility plans; and

  . amendment of the governance agreement or provisions of our articles of incorporation or bylaws implementing the governance agreement (this act also requires the approval of two independent directors).

   The approval of six directors, which six directors must include each of the independent directors, is required to authorize and approve the termination of any of our senior officers listed above.

   Subscription Rights of AHP

   So long as AHP has the right to designate at least one of our directors, we must offer AHP the right, in advance, to purchase a pro rata share of any new securities we propose to issue. This right does not apply, however, to securities issued upon exercise of outstanding options or warrants, to shares we issue in this offering, or to other issuances specified in the governance agreement.

   So long as AHP has the right to designate at least one of our directors, AHP has the option to purchase from us on a quarterly basis additional shares of our common stock or other voting stock to the extent necessary to permit AHP to maintain its percentage ownership of our common stock or other voting stock, as the case may be, as of the immediately preceding quarter. The per share price of the shares purchased pursuant to this right is equal to the fair market value of the shares, as determined in accordance with the governance agreement, on the date of AHP's purchase.

   Transfer of our Common Stock by AHP

   AHP may transfer all, but not less than all, of the shares of our common stock it beneficially owns to any other person other than an affiliate of AHP, provided that the other person has offered to acquire all of our outstanding shares of common stock on the same terms and conditions as those offered to AHP. If AHP intends to transfer its shares of our common stock, AHP is required to notify us of that intent and, for three months after that notice, we have the opportunity to present to AHP a potential buyer willing to purchase all, but not less than all, of the shares of our common stock beneficially owned by AHP and its wholly owned subsidiaries. In the event that we present a potential buyer, AHP may not consummate a sale on terms less favorable to AHP than those proposed by the potential buyer.

   Material Transactions With AHP

   We may not enter into any contract, agreement or transaction with AHP or any of its affiliates that is material to our business, taken as a whole, unless two-thirds of the members of our board, excluding our directors designated by AHP and including at least two independent directors, approve that contract, agreement or transaction.

   Registration Rights

   Under the governance agreement, a group of our securities, all of which are currently beneficially owned by AHP, are referred to as registrable securities. The registrable securities include the securities issued to Cyanamid as part of the 1993 merger, any securities issued pursuant to the governance agreement and, at AHP's option, the securities issued upon conversion of the $450 million convertible subordinated note held by AHP. The holders of at least 25% of the registrable securities may request that we file a registration statement under the Securities Act of 1933 covering the registration of any or all registrable securities held by those holders. We are not obligated to effect more than three of these registrations. The governance agreement, however, does not limit the number of short-form registrations on Form S-3 that may be requested and obtained if we are eligible to use Form S-3, as long as the estimated aggregate offering price to the public exceeds $25 million and the other provisions of the governance agreement are satisfied.

   Subject to specified conditions, if we propose to file a registration statement under the Securities Act on any form (other than on Form S-4 or S-8) that also would permit the registration of registrable securities, and the filing is for the general registration of shares of common stock for cash, we must give notice to the holders of the registration rights and permit those holders to include registrable securities in the registration.

   AHP's registration rights are subject to conditions set forth in the governance agreement. In addition, the governance agreement sets forth specific procedures relating to those registration rights and detailed obligations of the parties. All expenses incident to the performance by us of our obligations relating to the registration of AHP's shares of common stock will be paid by us, except that the holders exercising registration rights will pay all expenses incident to the second or third long-form registration. In addition, the holders of registrable securities will pay the underwriting commissions and discounts applicable to securities offered for their account in connection with any registrations, filings and qualifications made pursuant to the governance agreement, as well as related attorneys' fees. We and the holders of registrable securities each have agreed to indemnify the other, in certain instances, for liabilities incurred in connection with the registrations.

   Termination

   The governance agreement will terminate when AHP beneficially owns 95% of all classes and series of our common stock, or when AHP no longer owns any of our common stock.

Product Rights Agreement

   In July 1998, we entered into a product rights agreement with AHP, under which we granted AHP an option to obtain royalty-bearing worldwide exclusive licenses to a limited number of our products for all clinical indications. This option is referred to as a "product call." Under the product rights agreement, AHP also owns a right of first refusal to our covered products and technologies that may only be exercised if our board decides that we will not market a covered product or technology by ourself in any part of the world where we have or acquire marketing rights. AHP's right of first refusal, which is subject to specified negotiation periods and establishment of mutually acceptable terms, applies to our covered products and technologies in all fields, including Nuvance, ABX-EGF and TRAIL, but not including Leukine, Mobista, Avrend, IL-15 and several of our other products. We are not obligated to accept any offer for our covered products and technologies under AHP's right of first refusal.

   The product rights agreement provides AHP with a product call for up to four of our products over the period discussed below. The product rights agreement also provides that AHP must exercise a product call within specified time periods determined by our decision to formally designate the product as an investigational new drug, or IND, track product and when the first positive Phase II clinical data for that product is available, or AHP will lose the right to use a product call on that product. Some of our products are excluded from AHP's product calls, including Enbrel, Nuvance, Leukine, Mobista, Avrend, IL-15, any product we marketed on or before July 1, 1998, and several other products. In August 1999, we notified AHP that we had accorded IND-track status to TRAIL, thereby commencing the time period during which AHP may exercise a product call with respect to our interest in TRAIL.

   If AHP exercises a product call for one of our products, we will enter into an elected product agreement with AHP granting AHP exclusive worldwide rights (or if less than exclusive worldwide rights are held by us, all of our rights) to this product for all indications. Under the elected product agreement, AHP will pay us an initial fee, milestone payments and royalties on any future worldwide net sales of the product after regulatory approvals. The initial fee, milestone payments and royalties are determined by the development stage of the product when AHP exercises the product call. In total, the initial fees and milestone payments range from $25 million if we have given the product IND status, up to $70 million if we have given notice to AHP that data from the first positive Phase II clinical trial results are available for the product. The royalties AHP pays to us increase based on the development stage of the product and based on the product attaining specified annual net sales thresholds.

   Under the product rights agreement, we have the right to keep ownership of up to two of our products for which AHP has exercised product calls, referred to as a "conversion right," in exchange for our commitment to pay milestone payments and royalties to AHP and, in the case of the second exercise of our conversion right only, an initial fee. Our milestone payments to AHP are fixed at one-half the amount AHP would otherwise pay us for a product call, and our royalties payable to AHP are always fixed at the lowest of the four levels of royalties that AHP would otherwise pay us after exercising a product call. If we exercise one of our conversion rights for one of our products, which must be exercised within 30 days after AHP exercises one of its product calls, we will enter into a converted product agreement with AHP for the product that provides for us to make payments to AHP as discussed above, unless AHP has exercised its option to obtain a replacement product call, as discussed below. We cannot exercise our conversion rights on both of the first two product calls AHP exercises. If we exercise a conversion right, AHP may within 30 days elect to obtain one replacement product call from us. AHP's right to elect a replacement call may be exercised only one time. If AHP makes this election, AHP waives its right to receive any applicable initial fee, milestone payments and royalties from us on this converted product. If either party exercises its rights under the product rights agreement and acquires or retains rights to one of our products, the company that exercised these rights assumes independent development responsibility for that product, including the payment of all costs for future product development.

   AHP's rights to exercise product calls under the product rights agreement terminates upon the first to occur of the following events:

  . AHP has exercised product calls and entered into elected product agreements for four of our products, subject to our two conversion rights and AHP's replacement product call;

  . June 30, 2008, with an additional year if we exercise both of our conversion rights; or

  . the later of June 30, 2003, or the date by which AHP has received a total of eight opportunities to exercise a product call, except that this number increases to nine opportunities in specified circumstances.

   AHP's right of first refusal to our covered products and technologies terminates upon the later of

  .  June 30, 2003 or

  . the date on which AHP and its affiliates no longer own a majority of our common stock.

TACE Agreements

   In December 1995, we entered into research and license agreements with AHP relating to tumor necrosis factor alpha converting enzyme, or TACE. Pursuant to these TACE agreements, we granted AHP a worldwide exclusive license under our intellectual property relating to TACE, and agreed to collaborate with AHP in developing TACE inhibitors, in consideration of specified fixed payments for research services, and contingent additional payments that are payable upon achieving specified research and clinical milestone events. In September 1997, in conjunction with the promotion agreement discussed below, we and AHP amended one of the TACE agreements to substantially increase the royalty payable by AHP to us on the first TACE molecule approved by the FDA, if any. In 1999, we recognized $1.6 million in revenues under the TACE agreements.

TNFR License and Development Agreement

   In July 1996, we entered into a TNFR license and development agreement with AHP under which we retained marketing rights to Enbrel in the United States and Canada, and AHP retained marketing rights to Enbrel outside of the United States and Canada. The TNFR agreement also addresses joint project management, cost sharing for development activities related to Enbrel, manufacturing responsibilities, intellectual property protection and disposition of rights upon relinquishment or termination of product development.

Enbrel Promotion Agreement

   In September 1997, we entered into an Enbrel promotion agreement with AHP, under which AHP, acting through Wyeth-Ayerst, acquired the rights to promote Enbrel to all appropriate customer segments in the United States and Canada for all approved indications other than oncology. Under the terms of the Enbrel promotion agreement, AHP was obligated to pay us up to $100 million in nonrefundable scheduled payments for the U.S. and Canadian promotion rights to Enbrel. To date, we have earned and received $100 million of these scheduled payments.

   Under the Enbrel promotion agreement, AHP has agreed to reimburse us for more than a majority of the clinical and regulatory expenses we incur in connection with the filing and approval of any new indications for Enbrel in the United States and Canada, excluding oncology and RA indications. AHP's reimbursement of these clinical and regulatory expenses under the Enbrel promotion agreement is in addition to the existing cost-sharing arrangement between us for development costs related to Enbrel as provided in the TNFR agreement. The additional AHP reimbursement for clinical and regulatory expenses under the Enbrel promotion agreement, a portion of which is payable upon regulatory filing of any new indication and the remainder of which is payable upon regulatory approval of any new indication, if any, applies for that part of the U.S. and Canadian clinical and regulatory expenses for Enbrel for which we are otherwise financially responsible under the cost-sharing provisions in the TNFR agreement. AHP has also agreed to reimburse us under the Enbrel promotion agreement for less than a majority of specified patent expenses related to Enbrel, including any up-front license fees and milestones, as well as patent litigation and interference expenses. In addition, AHP has agreed to pay substantially more than a majority of the marketing expenses and sales force costs for Enbrel incurred prior to any commercial launch of Enbrel in the United States and Canada, and to pay a declining but still majority percentage of these expenses and costs incurred during the two years following commercial launch of Enbrel in the United States and Canada. In November 2000, we began sharing AHP's U.S. marketing and selling expenses for Enbrel equally. Similarly, beginning with the third year following commercial launch of Enbrel in Canada, we will share AHP's Canadian marketing and selling expenses for Enbrel equally.

   Under the Enbrel promotion agreement, we may elect at any time to supplement AHP's detailing and promotion of Enbrel in the United States with our own sales force to detail Enbrel for any approved indications promoted by AHP. Detailing means visiting and communicating with physicians by sales representatives to increase physician prescribing preferences for the detailed product. We have the same right in Canada if Enbrel is approved there. We pay the majority of our sales force costs for two years beginning on the date our sales force began detailing Enbrel, and we will share our sales force costs with AHP on an equal basis thereafter.

   We record any and all product sales of Enbrel in the United States and Canada under the Enbrel promotion agreement. We pay AHP a percentage of any and all annual gross profits of Enbrel in the United States and Canada attributable to all indications for Enbrel, other than oncology indications, on a scale that increases as gross profits increase. We retain a majority percentage of these nononcology gross profits in the United States and Canada on an annual basis. We are entitled to keep all of the gross profits attributable to any future U.S. or Canadian oncology indications for Enbrel. Also, we will pay AHP specified residual royalties on a declining scale based on any and all net sales of Enbrel in the United States and Canada in the three years following the expiration or termination of AHP's detailing and promotion of Enbrel.

   If AHP sells or distributes a biologic product in the United States and Canada that is directly competitive with Enbrel, as defined in the Enbrel promotion agreement, and subject to several exclusions, AHP will give us prior written notice and, upon our request, we will attempt in good faith to either establish mutually acceptable terms with AHP under which we will co-promote this competitive biologic product or establish other terms for a commercial relationship with AHP, or negotiate an adjustment to the gross profits allocated to AHP under the Enbrel promotion agreement. If we are unable to establish acceptable terms with AHP within 90 days of our request, we may at our option reacquire from AHP all marketing rights to Enbrel in the United States and Canada and terminate the Enbrel promotion agreement, subject to our payment of substantial amounts to AHP over a defined period. If AHP obtains a biologic product that is directly competitive with Enbrel through the acquisition of another company and we reacquire the marketing rights to Enbrel in the United States and Canada, AHP's primary field sales force that had detailed Enbrel in the relevant territory within the United States and Canada for a specified period may not sell, detail or otherwise distribute the competitive biologic product for a specified period in the United States and Canada.

   The Enbrel promotion agreement requires the parties to form an Enbrel management committee, which is composed of an equal number of representatives from us and from AHP. The Enbrel management committee has responsibility for areas including strategic planning, approval of an annual marketing plan and product pricing.

Convertible Subordinated Note

   On May 20, 1999, we issued a seven-year, 3% coupon, convertible subordinated note to AHP. The principal amount of the note, which was purchased by AHP in a private placement transaction, totaled $450 million. The note was convertible into our common stock at a price of $28.95 per share. The conversion price was set at a 30% premium over the average of the closing prices of our common stock for the eight trading days up to and including May 19, 1999. On October 31, 2000, AHP converted the principal amount of the note into 15,544,041 shares of our common stock.

Recent Agreements

   In August 2000, we and AHP entered into several new agreements, including the following:

  . AHP agreed to sell to us at a future date, which is expected to be in the second half of 2002, its recently acquired manufacturing facility in West Greenwich, Rhode Island, which is being retrofitted to increase manufacturing capacity of Enbrel;

  . AHP agreed to provide financing guarantees to third-party lenders of up to $550 million toward the cost of designing and constructing our planned new research and technology center in Seattle, Washington, provided that these financing guarantees will be reduced to $450 million if this offering is completed;

  . AHP agreed to convert its $450 million convertible subordinated note into common stock concurrently with the completion of the financing for our planned new research and technology center;

  . we and AHP agreed that a substantial majority of the Enbrel produced at BI Pharma will be allocated to us until the Rhode Island facility receives regulatory approval and produces specified quantities of Enbrel; and

  . we and AHP agreed that thereafter a substantial majority of the combined production of Enbrel at the BI Pharma facility, at the Rhode Island facility and at a new manufacturing facility that AHP plans to establish in Ireland will be allocated to us.

AHP converted its $450 million convertible subordinated note on October 31, 2000.

                                  MANAGEMENT

   The following table sets forth the name, age and position of our directors and executive officers as of November 7, 2000.

Name                     Age Position
----                     --- --------
Edward V. Fritzky.......  50 Chairman of the Board, Chief Executive Officer and President

David A. Mann...........  41 Senior Vice President, Chief Financial Officer and Treasurer

Barry G. Pea............  42 Senior Vice President, General Counsel and Secretary

Peggy V. Phillips.......  47 Executive Vice President, Chief Operating Officer and Director

Douglas E. Williams.....  42 Executive Vice President, Chief Technology Officer and Director

Kirby L. Cramer.........  64 Director

John E. Lyons...........  74 Director

Joseph M. Mahady(1).....  47 Director

Edith W. Martin.........  55 Director

Lawrence V. Stein(1)....  50 Director

--------
(1) Designated for election by AHP.

   Mr. Fritzky has been Chief Executive Officer and Chairman of the Board since January 1994. In April 1999, Mr. Fritzky was named President. Mr. Fritzky was President of Lederle Laboratories, a division of American Cyanamid Company, from 1992 to 1994 and Vice President of Lederle from 1989 to 1992. Prior to joining Lederle, Mr. Fritzky was an executive of Searle Pharmaceuticals, Inc., a subsidiary of Monsanto Company. During his tenure at Searle, Mr. Fritzky was Vice President, Marketing and later President and General Manager of Searle Canada, Inc. and Lorex Pharmaceuticals, a joint venture company. Mr. Fritzky also serves on the board of directors of Geron Corporation and SonoSite, Inc. Mr. Fritzky is the Chair of our Succession Planning Committee. Mr. Fritzky received a B.A. from Duquesne University and is a graduate of the Advanced Executive Program, J.L. Kellogg Graduate School of Management at Northwestern University.

   Mr. Mann joined Immunex in 1995 as Vice President and Controller, a position he served in until April 1999. From April 1999 to October 1999, he was Interim Chief Financial Officer and Vice President. Mr. Mann was named Treasurer in July 1999 and Senior Vice President and Chief Financial Officer in October 1999. From 1986 to 1995, he was Controller of Fred Hutchinson Cancer Research Center and from 1982 to 1984, he was an auditor at KPMG Peat Marwick. Mr. Mann also serves on the board of directors of the Seattle-King County Economic Development Council. Mr. Mann received a B.A. in accounting from Western Washington University and an M.B.A. from the University of Washington. Mr. Mann is a Certified Public Accountant in Washington.

   Mr. Pea joined Immunex in 1996 as Associate General Counsel. He served as Vice President and Deputy General Counsel from 1998 to June 2000. In June 2000, Mr. Pea was named Senior Vice President, General Counsel and Secretary. From 1989 to 1996, Mr. Pea served in various legal positions at Glaxo Wellcome and Burroughs Wellcome Co. He received a B.A. with high honors from Wheaton College and a J.D. with honors from Duke University School of Law.

   Ms. Phillips has been a director since July 1996. She joined Immunex in 1986 and was named Senior Vice President, Pharmaceutical Development in September 1994. In October 1999, Ms. Phillips was named Executive Vice President and Chief Operating Officer. She was elected an executive officer of Immunex in July 1995. From 1991 until its dissolution in January 1995, Ms. Phillips was Senior Vice President and Chief Operating Officer of Immunex Research and Development Corporation, our former wholly owned research and development subsidiary. Ms. Phillips received an M.S. in microbiology from the University of Idaho.

   Dr. Williams has been a director since April 1996. He joined Immunex in 1988 and was Vice President, Research and Development from 1992 until September 1994, when he was named Senior Vice President, Discovery Research. Dr. Williams was named Executive Vice President and Chief Technology Officer in October 1999. He was elected an executive officer of Immunex in July 1995. Dr. Williams also serves on the board of directors of Genesis Research and Development Corporation Limited, Auckland, New Zealand and is a Trustee of the Corporate Council of the Arts. Dr. Williams received a Ph.D. in physiology from the State University of New York at Buffalo, Roswell Park Memorial Institute Division.

   Mr. Cramer has been a director since October 1987. Mr. Cramer is Chairman of SonoSite, Inc. and Northwestern Trust and Investors Advisory Company and Chairman Emeritus of Hazleton Laboratories Corporation. He also serves on the board of directors of Array Bio Pharma, DJ Orthopedics, LLC, Huntington Life Sciences, Landec Corporation and The Commerce Bank of Washington. Mr. Cramer is the Chair of our Compensation Committee and our Stock Option Plan Administration Committee.

   Mr. Lyons has been a director since June 1993. Mr. Lyons retired as Vice Chairman of the Board of Merck Company in 1991. He joined Merck in 1950 as a Research Chemist and held a number of senior marketing and sales positions in the Merck, Sharp & Dohme division of Merck & Company, serving as its President from 1975 to 1985. He was named Corporate Senior Vice President of Merck in 1982, Executive Vice President in 1985, and Vice Chairman of the Board in 1988. Mr. Lyons also serves on the board of directors of Synaptic Pharmaceutical Company.

   Mr. Mahady has been a director since February 1998. Mr. Mahady has held various positions with AHP and Wyeth-Ayerst since 1979. He has been President of Wyeth-Ayerst North America since September 1997. From August 1995 to October 1997, he was President of Wyeth-Ayerst Pharmaceutical Business Division, having been named Senior Vice President in February 1995 and Vice President in October 1991. For a discussion of AHP's right to designate Mr. Mahady as our director, see "Relationship With AHP."

   Dr. Martin has been a director since June 1993. Dr. Martin has been the Chief Executive Officer of Advanced Global Technologies, Inc. since 1992 and Chief Executive Officer of Mill Iron 4 Mill Iron Enterprises since 1994. From March 1999 to September 2000, Dr. Martin was Vice President and Chief Information Officer of Halliburton Company. Dr. Martin was Vice President and Chief Information Officer of Eastman Kodak Company from January 1996 to December 1997. From September 1994 to February 1996, Dr. Martin was the Executive Vice President and Chief Technology Officer of the Student Loan Marketing Association, or Sallie Mae. From 1992 to September 1994, Dr. Martin was Vice President and Chief Information Officer of the International Telecommunications Satellite Organization, or INTELSAT. Prior to joining INTELSAT, Dr. Martin was Vice President, High Technology Center, The Boeing Company. Dr. Martin also serves on the board of directors of Heska Corporation and Pharmacopeia, Inc. Dr. Martin is the Chair of our Audit Committee.

   Mr. Stein has been a director since June 2000. Mr. Stein has been Vice President and Deputy General counsel of AHP and Senior Vice President and Chief Legal Counsel of Wyeth-Ayerst and Genetics Institute, Inc. since September 1997. From November 1992 to August 1997, Mr. Stein was Senior Vice President and General Counsel of Genetics Institute. For a discussion of AHP's right to designate Mr. Stein as our director, see "Relationship With AHP."

                              SELLING SHAREHOLDER

   The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2000 by AHP. As of June 30, 2000, there were 517,502,833 shares of our common stock outstanding. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

   In a filing on Schedule 13D/A, dated June 23, 2000, AHP reported shared voting and dispositive power over all of the shares that it beneficially owns. These shares include shares held by two wholly owned subsidiaries of AHP. Under the rules of the SEC, AHP is deemed to be the beneficial owner of the shares issued upon conversion of the $450 million convertible subordinated note. The shares to be sold by AHP are held in the names of AHP and of MDP Holdings, Inc., an indirect wholly owned subsidiary of AHP.

                                                              Percent of Shares
                                                                Beneficially
                            Shares                  Shares          Owned
                         Beneficially Shares to  Beneficially -----------------
Name and Address of      Owned Before Be Sold in Owned After   Before   After
Beneficial Owner           Offering    Offering    Offering   Offering Offering
-------------------      ------------ ---------- ------------ -------- --------
American Home Products
 Corporation............ 283,878,088  50,000,000 233,878,088   54.86%   43.51%
 Five Giralda Farms
 Madison, New Jersey
 07940

   In addition, AHP has granted the underwriters the right to purchase up to an additional 10,500,000 shares of common stock to cover over-allotments. If the underwriters exercise this over-allotment option in full, AHP will beneficially own 41.56% of our common stock after this offering.

                   IMPORTANT UNITED STATES TAX CONSEQUENCES
                    TO NON-U.S. HOLDERS OF OUR COMMON STOCK

   This section is a general discussion of important United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  .  a nonresident alien individual;

  .  a foreign corporation;

  .  a foreign partnership; or

  . an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from our common stock.

   We do not, however, discuss all aspects of United States federal taxation that may be important to a particular non-U.S. holder in light of specific facts and circumstances relevant to that non-U.S. holder. For example, this section does not describe special tax rules that could apply to a non-U.S. holder who was previously a U.S. resident or citizen. This section also does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

   You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

   Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Under currently effective United States Treasury regulations, for purposes of determining if dividends are subject to the 30% withholding tax, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the person making the payment has knowledge to the contrary. Under current interpretations of United States Treasury regulations, this presumption also applies for purposes of determining whether a lower withholding rate applies under an income tax treaty.

   Under United States Treasury regulations that will generally apply to dividends paid after December 31, 2000, you must satisfy certification requirements in order to claim the benefit of a lower treaty rate. In addition, if you are a partner in a foreign partnership, you, as well as the foreign partnership, must satisfy the certification requirements and the partnership must provide certain information. A look-through rule will apply in the case of tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service, or the IRS.

   If the dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, then the dividends generally are not subject to withholding tax. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

   If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

  . the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

  . you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist; or

  . we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

   If you are an individual non-U.S. holder described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a non-U.S. holder that is a foreign corporation and you are described in the first bullet point above, "effectively connected" gains that you recognize may also, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

   We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

   Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

   Common stock held by an individual who is a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to each holder and the tax withheld with respect to the dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty.

   Under currently applicable law, if you are a non-U.S. holder, dividends paid to you at an address outside the United States generally will not be subject to backup withholding tax. With respect to payments made after

December 31, 2000, a non-U.S. holder will be entitled to such exemption only if the non-U.S. holder provides a Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

   The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at a rate of 31%. If you sell your common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  .  is a United States person;

  . derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  .  is a "controlled foreign corporation" as to the United States; or

  . with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

    . one or more of its partners are U.S. persons, as defined in United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

    . at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

   If you receive payments of the proceeds of a sale of common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption.

   You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Lehman Brothers Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc. and Robertson Stephens, Inc. are acting as representatives, have severally agreed to purchase, and we and AHP have agreed to sell to them, severally, the number of shares indicated below:

                                                                    Number of
      Underwriters                                                    Shares
      ------------                                                  ----------
      Morgan Stanley & Co. Incorporated............................ 17,010,250
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................................ 17,010,250
      Credit Suisse First Boston Corporation.......................  7,483,000
      Lehman Brothers Inc. ........................................  7,483,000
      Banc of America Securities LLC...............................  4,088,000
      Bear, Stearns & Co. Inc. ....................................  4,088,000
      Robertson Stephens, Inc. ....................................  4,088,000
      Adams, Harkness & Hill, Inc. ................................    583,300
      Sanford C. Bernstein & Co., Inc. ............................    583,300
      Chase Securities Inc. .......................................    583,300
      Commerzbank Capital Markets Corporation......................    583,300
      Dain Rauscher Wessels, a division of Dain Rauscher
       Incorporated................................................    583,300
      D.A. Davidson & Co. Incorporated.............................    583,300
      First Union Securities, Inc. ................................    583,300
      Fortis Bank..................................................    583,300
      Janney Montgomery Scott Inc. ................................    583,300
      Edward D. Jones & Co., L.P. .................................    583,300
      Leerink Swann & Company......................................    583,300
      Neuberger Berman, LLC........................................    583,300
      Prudential Securities Incorporated...........................    583,300
      Ragen MacKenzie, a division of Wells Fargo Investments LLC...    583,300
      U.S. Bancorp Piper Jaffray Capital Markets...................    583,300
                                                                    ----------
        Total...................................................... 70,000,000
                                                                    ==========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and AHP and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to various conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.70 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   AHP has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 10,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $3,199,875,000, the total underwriters' discounts and commissions would be $86,135,000 and the total proceeds to AHP would be $2,340,140,000.

   AHP has agreed with the underwriters that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus supplement, and we and each of our directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we or they will not, during the period ending 90 days after the date of this prospectus supplement:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of any convertible security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

  . transactions by any person other than us and AHP relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  . the issuance by us of up to approximately 8.1 million shares of common stock in connection with acquisitions or other strategic transactions, provided these shares of common stock are subject to the lock-up restrictions described above;

  . the issuance by us of shares of common stock or options to purchase common stock to our employees pursuant to our stock option plans and employee stock purchase plan; or

  . the issuance by us to AHP of shares of common stock on a quarterly basis pursuant to the provisions of the governance agreement.

   AHP has separately agreed with us that it will not, without our prior written consent, prior to September 30, 2001:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. After the first 90 days, no underwriter consent would be required if we consent to any exceptions.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   Morgan Stanley Dean Witter Online Inc., an affiliate of Morgan Stanley & Co. Incorporated, will be distributing shares of common stock over the Internet to its respective eligible account holders.

   A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

   We, AHP and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                           VALIDITY OF COMMON STOCK

   The validity of the common stock to be sold by us and AHP has been passed upon for us by Orrick, Herrington & Sutcliffe LLP, Seattle, Washington. The validity of the common stock to be sold by us and AHP will be passed upon for the underwriters by Sullivan & Cromwell, Palo Alto, California. Sullivan & Cromwell will rely as to matters of Washington law upon the opinion of Orrick, Herrington & Sutcliffe LLP.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, as set forth in their reports. We have included our consolidated financial statements and incorporated by reference our schedules in this prospectus supplement and elsewhere in the registration statement of which the accompanying prospectus forms a part in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Consolidated Financial Statements:

  Report of Ernst & Young LLP, Independent Auditors........................ F-2

  Consolidated Balance Sheets.............................................. F-3

  Consolidated Statements of Operations.................................... F-4

  Consolidated Statements of Shareholders' Equity.......................... F-5

  Consolidated Statements of Cash Flows.................................... F-6

  Notes to Consolidated Financial Statements............................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Immunex Corporation

   We have audited the accompanying consolidated balance sheets of Immunex Corporation as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunex Corporation as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                              Ernst & Young LLP

Seattle, Washington
January 21, 2000, except for the last paragraph of
Note 6 as to which the date is February 17, 2000

                              IMMUNEX CORPORATION

                          Consolidated Balance Sheets
                (In thousands, except share and per share data)

                                                 December 31,
                                              --------------------   June 30,
                                                1998       1999        2000
                                              ---------  ---------  -----------
                                                                    (unaudited)
Assets
Current assets:
  Cash and cash equivalents.................. $  43,600  $ 260,770  $  151,377
  Short term investments.....................   101,245    449,066     598,627
  Accounts receivable--trade, net............    21,570     47,469      60,119
  Accounts receivable--AHP...................       967      3,558      19,666
  Accounts receivable--other.................     6,402     10,754      12,824
  Inventories................................    23,475     13,125      19,029
  Prepaid expenses and other current assets..     4,726      6,439       5,879
                                              ---------  ---------  ----------
    Total current assets.....................   201,985    791,181     867,521

Property, plant and equipment, net...........    90,092    110,445     140,773

Other assets:
  Property held for future development.......     6,129      6,049       6,049
  Investments................................     3,837     10,704      68,890
  Intangible product rights and other, net...    15,935     22,862      30,839
  Goodwill, net..............................     7,347         --          --
                                              ---------  ---------  ----------
    Total assets............................. $ 325,325  $ 941,241  $1,114,072
                                              =========  =========  ==========
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable........................... $  39,256  $  71,832  $   69,435
  Accounts payable--AHP......................    13,950     37,088      52,256
  Accrued compensation and related items.....    13,756     20,001      13,825
  Current portion of long-term obligations...     3,477      1,578       1,579
  Interest payable--AHP......................        --      2,250       2,250
  Other current liabilities..................     5,074      2,336      12,154
                                              ---------  ---------  ----------
    Total current liabilities................    75,513    135,085     151,499

Convertible subordinated note--AHP...........        --    450,000     450,000
Other long term obligations..................     2,349        826         836

Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred stock, $.01 par value, 30,000,000
   shares authorized, none outstanding.......        --         --          --
  Common stock, $.01 par value, 1,200,000,000
   shares authorized, 481,782,132,
   494,019,375 and 501,958,792 outstanding at
   December 31, 1998 and 1999 and June 30,
   2000, respectively........................   729,750    791,802     845,940
  Unrealized gain on investments, net........     1,228      2,719      31,314
  Accumulated deficit........................  (483,515)  (439,191)   (365,517)
                                              ---------  ---------  ----------
    Total shareholders' equity...............   247,463    355,330     511,737
                                              ---------  ---------  ----------
    Total liabilities and shareholders'
     equity.................................. $ 325,325  $ 941,241  $1,114,072
                                              =========  =========  ==========

                            See accompanying notes.

                              IMMUNEX CORPORATION

                     Consolidated Statements of Operations
                    (In thousands, except per share amounts)

                                                             Six months ended
                                Year ended December 31,          June 30,
                              -----------------------------  ------------------
                                1997       1998      1999      1999      2000
                              ---------  --------  --------  --------  --------
                                                                (unaudited)
Revenues:
  Product sales.............  $ 149,672  $169,907  $519,287  $221,091  $362,894
  Royalty and contract
   revenue..................     35,625    73,543    22,431     5,560    29,294
                              ---------  --------  --------  --------  --------
                                185,297   243,450   541,718   226,651   392,188
Operating expenses:
  Cost of product sales.....     24,552    33,285   159,269    66,887   104,832
  Research and development..    109,312   119,954   126,682    58,473    75,892
  Selling, general and
   administrative (Note 2)..     71,275    93,777   216,714    97,210   154,243
                              ---------  --------  --------  --------  --------
                                205,139   247,016   502,665   222,570   334,967
                              ---------  --------  --------  --------  --------
Operating income (loss).....    (19,842)   (3,566)   39,053     4,081    57,221
Other income (expense):
  Interest income...........      3,790     6,793    26,150     6,949    23,193
  Interest expense..........       (596)     (425)   (8,656)   (1,697)   (6,873)
  Other income, net.........      1,088       384       277       149       847
                              ---------  --------  --------  --------  --------
                                  4,282     6,752    17,771     5,401    17,167
                              ---------  --------  --------  --------  --------
Income (loss) before income
 taxes......................    (15,560)    3,186    56,824     9,482    74,388
Provision for income taxes..        212     2,200    12,500     2,370       714
                              ---------  --------  --------  --------  --------
Net income (loss)...........  $ (15,772) $    986  $ 44,324  $  7,112  $ 73,674
                              =========  ========  ========  ========  ========
Net income (loss) per common
 share:
  Basic.....................  $   (0.03) $   0.00  $   0.09  $   0.01  $   0.15
                              =========  ========  ========  ========  ========
  Diluted...................  $   (0.03) $   0.00  $   0.08  $   0.01  $   0.14
                              =========  ========  ========  ========  ========
Number of shares used for
 per share amounts:
  Basic.....................    475,644   478,500   489,390   486,480   498,974
                              =========  ========  ========  ========  ========
  Diluted...................    475,644   502,680   529,974   525,690   543,860
                              =========  ========  ========  ========  ========

                            See accompanying notes.

                              IMMUNEX CORPORATION

                Consolidated Statements of Shareholders' Equity
                                 (In thousands)

                                            Guaranty  Accumulated
                            Common Stock    Payment      Other                    Total
                          ---------------- Receivable Comprehen-  Accumulated Shareholders'
                          Shares   Amount   from AHP  sive Income   Deficit      Equity
                          ------- -------- ---------- ----------- ----------- -------------
Balance, January 1,
 1997...................  475,074 $653,033  $(56,000)   $ 9,406    $(468,729)   $137,710
 Net loss for the year
  ended December 31,
  1997..................       --       --        --         --      (15,772)    (15,772)
 Unrealized loss on
  investments, net......       --       --        --     (4,760)          --      (4,760)
                                                                                --------
 Comprehensive loss.....                                                         (20,532)
 Common stock issued to
  employees.............    1,050    1,698        --         --           --       1,698
 Common stock issued to
  AHP...................      339    1,280        --         --           --       1,280
 Guaranty payment
  received from AHP.....       --       --    56,000         --           --      56,000
 Guaranty payment
  receivable from AHP...       --   60,032   (60,032)        --           --          --
                          ------- --------  --------    -------    ---------    --------
Balance, December 31,
 1997...................  476,463  716,043   (60,032)     4,646     (484,501)    176,156
 Net income for the year
  ended December 31,
  1998..................       --       --        --         --          986         986
 Unrealized loss on
  investments, net......       --       --        --     (3,418)          --      (3,418)
                                                                                --------
 Comprehensive loss.....                                                          (2,432)
 Common stock issued to
  employees.............    3,984    6,830        --         --           --       6,830
 Common stock issued to
  AHP...................    1,335    6,877        --         --           --       6,877
 Guaranty payment
  received from AHP.....       --       --    60,032         --           --      60,032
                          ------- --------  --------    -------    ---------    --------
Balance, December 31,
 1998...................  481,782  729,750        --      1,228     (483,515)    247,463
 Net income for the year
  ended December 31,
  1999..................       --       --        --         --       44,324      44,324
 Unrealized gain on
  investments, net......       --       --        --      1,491           --       1,491
                                                                                --------
 Comprehensive income...                                                          45,815
 Common stock issued to
  employees.............    8,739   21,275        --         --           --      21,275
 Common stock issued to
  AHP...................    3,498   40,777        --         --           --      40,777
                          ------- --------  --------    -------    ---------    --------
Balance, December 31,
 1999...................  494,019  791,802        --      2,719     (439,191)    355,330
 Net income for the six
  months ended June 30,
  2000 (unaudited)......       --       --        --         --       73,674      73,674
 Unrealized gain on
  investments, net
  (unaudited)...........       --       --        --     28,595           --      28,595
                                                                                --------
 Comprehensive income
  (unaudited)...........                                                         102,269
 Common stock issued to
  employees
  (unaudited)...........    6,897   25,279        --         --           --      25,279
 Common stock issued to
  AHP (unaudited).......    1,043   28,859        --         --           --      28,859
                          ------- --------  --------    -------    ---------    --------
Balance, June 30, 2000
 (unaudited)............  501,959 $845,940  $     --    $31,314    $(365,517)   $511,737
                          ======= ========  ========    =======    =========    ========

                            See accompanying notes.

                              IMMUNEX CORPORATION

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                           Six months ended
                            Year ended December 31,            June 30,
                          ------------------------------  --------------------
                            1997      1998       1999       1999       2000
                          --------  ---------  ---------  ---------  ---------
                                                              (unaudited)
Operating activities:
 Net income (loss)......  $(15,772) $     986  $  44,324  $   7,112  $  73,674
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization..........    16,930     18,119     20,081      9,728     10,845
 Deferred income tax
  provision.............        --      1,900     12,051      2,075         --
 License fee received in
  the form of common
  stock.................        --         --       (990)      (990)        --
 Cash flow impact of
  changes to:
  Accounts receivable...       (90)   (10,708)   (32,842)   (26,730)   (30,828)
  Inventories...........      (138)    (6,493)    11,296      5,561     (7,733)
  Prepaid expenses and
   other current
   assets...............        55       (947)    (1,713)     1,323        560
  Accounts payable,
   accrued compensation
   and other current
   liabilities..........    14,078     20,371     60,525     27,424     10,742
                          --------  ---------  ---------  ---------  ---------
   Net cash provided by
    operating
    activities..........    15,063     23,228    112,732     25,503     57,260
Investing activities:
 Purchases of property,
  plant and equipment...    (7,409)   (29,389)   (35,563)   (13,562)   (39,150)
 Proceeds from sales and
  maturities of short-
  term investments......    13,804     40,169    107,843     25,150    230,568
 Purchases of short-term
  investments...........   (33,158)  (121,745)  (460,050)  (317,166)  (409,720)
 Acquisition of rights
  to marketed products,
  net...................        --     (5,000)   (15,500)   (15,500)    (2,500)
 Other..................    (1,985)      (312)        78       (370)        --
                          --------  ---------  ---------  ---------  ---------
   Net cash used in
    investing
    activities..........   (28,748)  (116,277)  (403,192)  (321,448)  (220,802)
Financing activities:
 Proceeds from common
  stock issued to
  employees.............     1,280      6,831     21,275     12,232     25,279
 Proceeds from common
  stock issued to AHP...     1,698      6,877     40,777     40,777     28,859
 Proceeds from
  convertible
  subordinated note--
  AHP, net..............        --         --    449,000    449,000         --
 Payment under
  settlement
  obligation............    (2,235)    (2,391)    (2,558)        --         --
 Guaranty payment
  received from AHP.....    56,000     60,032         --         --         --
 Other..................      (743)      (876)      (864)        93         11
                          --------  ---------  ---------  ---------  ---------
   Net cash provided by
    financing
    activities..........    56,000     70,473    507,630    502,102     54,149
                          --------  ---------  ---------  ---------  ---------
Net increase (decrease)
 in cash and cash
 equivalents............    42,315    (22,576)   217,170    206,157   (109,393)
Cash and cash
 equivalents, beginning
 of period..............    23,861     66,176     43,600     43,600    260,770
                          --------  ---------  ---------  ---------  ---------
Cash and cash
 equivalents, end of
 period.................  $ 66,176  $  43,600  $ 260,770  $ 249,757  $ 151,377
                          ========  =========  =========  =========  =========

                            See accompanying notes.

                              IMMUNEX CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

   We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating rheumatoid arthritis, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases.

   We operate in a highly regulated and competitive environment. Our business is regulated primarily by the FDA. The FDA regulates the products we sell, our manufacturing processes and our promotional activities. Obtaining approval for a new therapeutic product is never certain, generally takes many years and is very costly. Competition in researching, developing and marketing biotechnology and pharmaceutical products is intense. Any of the technologies covering our existing products or products under development could become obsolete or diminished in value by discoveries and developments of other organizations.

   Our market for pharmaceutical products is primarily the United States. Our sales are primarily to pharmaceutical wholesalers. During 1999 and in the first six months of 2000, approximately 68% and 64% of our product sales were made to three of these wholesalers, respectively.

   On June 1, 1993, the predecessor to the current Immunex Corporation merged with a subsidiary of American Cyanamid Company, or Cyanamid. Cyanamid received the number of shares equal to 53.5% of our common stock and dilutive securities outstanding immediately following the merger. In late 1994, AHP acquired all of Cyanamid's outstanding shares of common stock. AHP and certain of its subsidiaries and affiliates assumed the rights and obligations of Cyanamid. As a result, AHP now holds a majority interest in us. We have also entered into additional agreements with AHP (see Note 9). All references to AHP include AHP and its various affiliates, divisions and subsidiaries, including Cyanamid.

   The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited, but reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of operations as of and for the periods indicated. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the full year.

Note 2. Summary of Significant Accounting Policies

   Principles of consolidation

   The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary, Immunex Manufacturing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Cash equivalents

   Cash equivalents include items almost as liquid as cash, such as demand deposits or debt securities with maturity periods of 90 days or less when purchased. Our cash equivalents are carried at fair market value.

   Short-term investments

   Short-term investments consist of securities available-for-sale, which are stated at fair value with the unrealized gains and losses included as a component of shareholders' equity on the balance sheet. Cost of securities is calculated using the specific-identification method. Securities available-for-sale at December 31, 1998, December 31, 1999 and June 30, 2000 consisted primarily of U.S. government and corporate debt obligations.

                              IMMUNEX CORPORATION

Note 2. Summary of Significant Accounting Policies--(continued)


   Inventories

   Inventories are stated at the lower of cost, using a weighted-average method, or market. The components of inventories at specific balance sheet dates are as follows (in thousands):

                                                         December 31,
                                                        --------------- June 30,
                                                         1998    1999     2000
                                                        ------- ------- --------
   Raw materials....................................... $   807 $ 1,387 $ 1,479
   Work in process.....................................  17,953   5,310   9,110
   Finished goods......................................   4,715   6,428   8,440
                                                        ------- ------- -------
   Total inventories................................... $23,475 $13,125 $19,029
                                                        ======= ======= =======

   Depreciation and amortization

   The cost of buildings and equipment is depreciated evenly over the estimated useful lives of the assets, which range from three to 31.5 years. Leasehold improvements are amortized evenly over either their estimated useful lives, or the term of the lease, whichever is shorter. Intangible product rights and other intangible assets are amortized evenly over their estimated useful lives, ranging from five to 15 years.

   Property held for future development

   We own some property intended for the possible future expansion of our manufacturing facilities. This property has been recorded at cost.

   Investments

   We own common stock in two biotechnology companies. During 2000 we also began investing in other equity securities that are intended to be long-term investments. Investments are accounted for as securities available-for-sale and are recorded at fair value on the balance sheet (see Note 3).

   Goodwill and other intangible assets

   Goodwill was being amortized evenly over a 10-year period. Accumulated amortization totaled $11,319,000 at December 31, 1998 and $12,098,000 at December 31, 1999. In connection with the pretax income reported in 1998 and 1999, we recorded a tax provision and reduced our goodwill by $1,900,000 in 1998 and $6,568,000 in 1999 (see Note 7). As of December 31, 1999, the net goodwill balance had been reduced to zero.

   Intangible product rights and other intangible assets are amortized evenly over their estimated useful lives, ranging from five to 15 years. Accumulated amortization totaled $7,069,000 at December 31, 1998 and $9,998,000 at December 31, 1999. In connection with the pretax income reported in 1999, we recorded a tax provision and reduced the intangible product rights acquired from the merger with Cyanamid by $5,483,000 (see Note 7). As of December 31, 1999, the net Cyanamid intangible product rights balance had been reduced to zero.

   Revenues

   Product sales are recognized when product is shipped and are recorded net of reserves for estimated chargebacks, returns, discounts, Medicaid rebates and administrative fees. We maintain reserves at a level that we believe is sufficient to cover estimated future requirements. Allowances for discounts, returns and bad debts,

                              IMMUNEX CORPORATION

Note 2. Summary of Significant Accounting Policies--(continued)

which are netted against accounts receivable, totaled $11,627,000 at December 31, 1998, $21,824,000 at December 31, 1999 and $24,756,000 at June 30, 2000.
Reserves for chargebacks, Medicaid rebates and administrative fees are included in accounts payable and totaled $12,610,000 at December 31, 1998, $21,970,000 at December 31, 1999 and $17,117,000 at June 30, 2000.

   Revenues received under royalty, licensing and other contractual agreements are recognized based upon performance under the terms of the underlying agreements.

   Selling, general and administrative expenses

   Under an Enbrel promotion agreement with AHP, Enbrel is being promoted in the United States by the sales and marketing organization of Wyeth-Ayerst Laboratories, a division of AHP. We distribute a portion of the gross profits to AHP for U.S. sales of Enbrel and reimburse AHP for a portion of the selling, marketing, distribution and other costs incurred in the United States for sales of Enbrel. Our obligation for such expenses, including AHP's share of gross profits from U.S. sales of Enbrel, is included as a component of selling, general and administrative expenses (see Note 9).

   Advertising costs

   The costs of advertising are expensed as incurred. We incurred approximately $2,843,000 in advertising expenses in 1999. For both 1998 and 1997 there were no material advertising expenses.

   Net income (loss) per common share

   Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board, or FASB, Statement No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net income or net loss by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method, and, if dilutive, the effect of the AHP convertible note using the "if-converted" method.

   Reclassifications

   For comparison purposes, prior year amounts in the consolidated financial statements have been reclassified to conform to current-year presentations.

   Recent accounting guidance

   In December 1999, the SEC issued Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements. The new SAB provides guidance related to revenue recognition based on interpretations and practices recommended by the SEC. Within the biotechnology industry, the guidance provided by SAB 101 is anticipated to have its largest impact on the timing of revenue recognition for upfront fees and milestone payments. SAB 101 is effective in the fourth quarter of 2000 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle. The adoption of SAB 101 will not have a significant impact on our financial position, cash flows or results of operations.

   During June 1999, the FASB issued Statement of Financial Accounting Standards, or SFAS, 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133. SFAS 137 defers the effective date of SFAS 133 to fiscal 2001. During June 2000, the FASB issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amends certain provisions of SFAS 133. We are currently evaluating these standards and do not believe that their adoption will have a material impact on our financial statements.

                              IMMUNEX CORPORATION

Note 3. Investments

   Our investments are considered available-for-sale and are stated at fair value on the balance sheet with the unrealized gains and losses included as a component of shareholders' equity as comprehensive income. For both 1998 and 1999, there were no material realized gains or losses. Information about our investments follows (in thousands):

                                                            Gross      Gross
                                        Fair    Amortized Unrealized Unrealized
                                        Value     Cost      Gains      Losses
                                      --------- --------- ---------- ----------
Year ended December 31, 1998
Type of security:
  Commercial paper................... $   4,178 $   4,194   $   --    $    (16)
  Corporate debt securities..........    52,547    52,351      252         (56)
  U.S. government and agency
   obligations.......................    54,460    54,208      299         (47)
  Corporate equity securities........     3,837     3,041      796          --
                                      --------- ---------   ------    --------
                                      $ 115,022 $ 113,794   $1,347    $   (119)
                                      ========= =========   ======    ========
Year ended December 31, 1999
Type of security:
  Commercial paper................... $  84,329 $  84,258   $   71    $     --
  Corporate debt securities..........   274,457   277,012        2      (2,557)
  U.S. government and agency
   obligations.......................   320,933   322,403       16      (1,486)
  Corporate equity securities........    10,704     4,031    7,943      (1,270)
                                      --------- ---------   ------    --------
                                      $ 690,423 $ 687,704   $8,032    $ (5,313)
                                      ========= =========   ======    ========
                                        1998      1999
                                      --------- ---------
Classification in the balance sheet:
  Cash and cash equivalents.......... $   9,940 $ 230,653
  Short-term investments.............   101,245   449,066
  Investments........................     3,837    10,704
                                      --------- ---------
                                      $ 115,022 $ 690,423
                                      ========= =========

Note 4. Property, Plant and Equipment

   The major categories of property, plant and equipment, at historical cost, consist of the following (in thousands):

                                                  December 31,
                                               -------------------  June 30,
                                                 1998      1999       2000
                                               --------  ---------  ---------
Land.......................................... $ 17,851  $  17,874  $  18,514
Buildings and improvements....................   50,097     59,793     75,668
Equipment.....................................   64,727     84,267    104,962
Leasehold improvements........................   23,469     28,650     29,274
                                               --------  ---------  ---------
                                                156,144    190,584    228,418
Less accumulated depreciation and
 amortization.................................  (66,052)   (80,139)   (87,645)
                                               --------  ---------  ---------
Property, plant and equipment, net............ $ 90,092  $ 110,445  $ 140,773
                                               ========  =========  =========

                              IMMUNEX CORPORATION

Note 5. Long-term Obligations

   Long-term obligations consist of the following (in thousands):

                                                    December 31,
                                                  -----------------  June 30,
                                                   1998      1999      2000
                                                  -------  --------  --------
  3% convertible subordinated note to AHP due
   through 2006.................................. $    --  $450,000  $450,000
  Deferred state sales tax on manufacturing
   facility due through 2000.....................   1,889     1,031     1,031
  Deferred portion of litigation settlement
   obligation due through 2000...................   3,077       519       519
  Other..........................................     860       854       865
                                                  -------  --------  --------
                                                    5,826   452,404   452,415
  Less current portion...........................  (3,477)   (1,578)   (1,579)
                                                  -------  --------  --------
                                                  $ 2,349  $450,826  $450,836
                                                  =======  ========  ========

   AHP convertible subordinated note

   In May 1999, we issued a seven-year, 3% coupon, convertible subordinated note to AHP. The principal amount of the note, purchased in a private placement, totaled $450.0 million, resulting in related debt issuance costs of $1.0 million. The note is convertible into our common stock at a price of $28.95 per share. After three years, we can redeem the note, provided that the closing price of our common stock for 20 consecutive days exceeds or equals $34.74 per share. After four years, we can redeem the note at any time if the closing price of our common stock for 20 days exceeds or equals the conversion price. AHP may convert the note into our common stock at any time and, accordingly, we have reserved 15,544,041 shares at December 31, 1999 for potential issuance upon the conversion.

   During 1999, interest paid on the note totaled $6,038,000. Based on our common stock price of $36.50 per share at December 31, 1999, the fair value of the note was approximately $567,423,000.

   In August 2000, AHP agreed to provide us with financing guarantees to third-party lenders toward the construction costs of our planned new research and technology center. AHP also agreed to convert the 3% coupon, $450 million convertible subordinated note into our common stock concurrently with the financing guarantees.

   Other obligations

   In November 1996, we settled a litigation. In accordance with the terms of the settlement, a payment was made at the time of the settlement, to be followed by four successive annual payments. The deferred payments have been discounted using a rate of 7%.

   We had no interest-bearing debt in 1997, 1998 or 1999 other than the AHP convertible note.

   With the exception of deferred state sales tax and the AHP convertible note, the balance sheet carrying value for all of our financial instruments approximates fair value. The fair value of the deferred state sales tax obligation was calculated by discounting future cash flows using our current estimated incremental borrowing rate. The fair value of deferred state sales tax was calculated as $1,700,000 at December 31, 1998 and $963,000 at December 31, 1999.

                              IMMUNEX CORPORATION

Note 6. Shareholders' Equity

   Stock options

   We may grant stock options, both incentive and nonqualified, to any employee, including officers, under our 1993 stock option plan and our 1999 stock option plan. There are 74,703,204 and 36,000,000 shares of common stock reserved for grant under our 1993 stock option plan and 1999 stock option plan, respectively. Options are granted by a committee of our board of directors. Under both plans, options are not granted with exercise prices less than the fair market value of our common stock at the date of grant. Each outstanding option has a term of 10 years from the date of grant and becomes exercisable at a rate of 20% per year beginning one year from the date of grant.

   We also have a stock option plan with 1,200,000 shares of common stock reserved for grant to nonemployee directors that provides each independent director an initial grant of an option to purchase 10,000 shares of common stock and an annual grant of 5,000 shares thereafter. The annual grant is subject to proportionate adjustment for any stock split that occurs within 90 days before the annual grant. Each option is granted with an exercise price equal to the fair market value of our common stock at the date of grant. Each outstanding option has a term of 10 years from the date of grant and becomes exercisable at a rate of 20% per year beginning one year from the date of grant.

   We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock options are granted with an exercise price equal to the fair market value of the stock on the date of grant and, accordingly, we do not record compensation expense for stock option grants. The pro forma disclosures, assuming that the fair value of option grants were recorded as compensation, for each of the years presented is not likely to be representative of the effects in future years because it does not take into consideration pro forma amortization of compensation expense related to grants made prior to 1995. The following table summarizes results as if we had recorded compensation expense for the option grants (in thousands, except per share amounts):

                                                    1997       1998     1999
                                                  ---------  --------  -------
   Net income (loss)--as reported................ $ (15,772) $    986  $44,324
   Net income (loss)--pro forma.................. $ (20,643) $(11,413) $ 7,003
   Net income (loss) per common share, basic--as
    reported..................................... $   (0.03) $   0.00  $  0.09
   Net income (loss) per common share, basic--
    pro forma.................................... $   (0.04) $  (0.02) $  0.01
   Net income (loss) per common share, diluted--
    as reported.................................. $   (0.03) $   0.00  $  0.08
   Net income (loss) per common share, diluted--
    pro forma.................................... $   (0.04) $  (0.02) $  0.01

   The estimated fair value of options granted in 1997, 1998 and 1999 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  1997       1998       1999
                                                ---------  ---------  ---------
   Estimated weighted average fair value....... $    1.29  $    2.95  $    8.17
   Expected life in years......................         6          6          6
   Risk-free interest rate.....................  6.0%-6.6%  4.6%-5.7%  5.1%-6.5%
   Volatility..................................        45%        52%        74%
   Dividend yield..............................        --         --         --

                              IMMUNEX CORPORATION

Note 6. Shareholders' Equity--(continued)


   Information with respect to our stock option plans is as follows:

                                                                   Weighted
                                    Shares Subject   Exercise      Average
                                      to Option    Price Range  Exercise Price
                                    -------------- ------------ --------------
Options outstanding balance at
 January 1, 1997...................   24,870,768   $  0.98-2.63     $ 1.57
  Granted..........................   14,731,800      2.02-6.40       2.56
  Exercised........................   (1,050,900)     0.98-2.63       1.62
  Canceled.........................   (1,321,332)     1.02-3.48       1.80
                                      ----------   ------------     ------
Options outstanding balance at
 December 31, 1997.................   37,230,336      0.98-6.40       1.95
  Options exercisable..............    9,380,940                      1.82
  Granted..........................   16,725,000      5.19-5.89       5.26
  Exercised........................   (3,983,460)     0.98-3.48       1.71
  Canceled.........................   (2,147,988)     1.02-6.40       3.91
                                      ----------   ------------     ------
Options outstanding balance at
 December 31, 1998.................   47,823,888      0.98-6.40       3.04
  Options exercisable..............   13,216,548                      1.89
  Granted..........................   17,762,700    11.48-19.52      11.87
  Exercised........................   (8,670,207)    0.98- 6.40       2.31
  Canceled.........................   (1,337,502)    0.98-19.52       5.97
                                      ----------   ------------     ------
Options outstanding balance at
 December 31, 1999.................   55,578,879     0.98-19.52       5.90
  Options exercisable..............   13,472,337                      2.38
  Granted..........................    6,286,580    25.88-64.73      63.50
  Exercised........................   (6,786,474)    0.98-16.23       3.45
  Canceled.........................     (437,583)    1.32-64.73      12.79
                                      ----------   ------------     ------
Options outstanding balance at
 June 30, 2000.....................   54,641,402   $ 1.02-64.73     $12.77
                                      ==========   ============     ======
  Options exercisable..............   17,400,291                    $ 4.00

   Shares available for future grants totaled 42,608,646 at December 31, 1999 and 36,759,649 at June 30, 2000.

   The following table summarizes information about stock options outstanding at December 31, 1999:

                                Outstanding                        Exercisable
                 ------------------------------------------ -------------------------
                            Weighted Average    Weighted                  Weighted
   Range of                    Remaining        Average                   Average
Exercise Prices   Options   Contractual Life Exercise Price  Options   Exercise Price
---------------  ---------- ---------------- -------------- ---------- --------------
$  0.98-1.32     10,881,435     6 years          $ 1.29      5,858,115     $1.28
   1.46-2.02      9,530,772     7 years            1.99      3,360,552      1.93
   2.27-3.48      2,385,330     5 years            2.97      1,762,530      2.62
   5.19-5.19     12,236,382     8 years            5.19      1,855,470      5.19
   5.57-6.40      3,178,230     8 years            5.92        635,670      6.06
 11.48-19.52     17,366,730     9 years           11.87             --        --
                 ----------                      ------     ----------     -----
                 55,578,879                      $ 5.90     13,472,337     $2.38
                 ==========                      ======     ==========     =====

                              IMMUNEX CORPORATION

Note 6. Shareholders' Equity--(continued)


   Employee Stock Purchase Plan

   In April 1999, we introduced an Employee Stock Purchase Plan under which 3,000,000 shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of our stock at 85% of the market value at plan-defined dates. During 1999, employees purchased 66,027 shares at a total cost of $1,179,000 under this plan.

   At December 31, 1999, we reserved shares of common stock for future issuances as follows:

      Outstanding stock options.....................................  55,578,879
      Stock options available for future grant......................  42,608,646
      Employee stock purchase plan..................................   2,933,973
      Conversion of convertible subordinated notes to AHP...........  15,544,041
                                                                     -----------
                                                                     116,665,539
                                                                     ===========

   Stock split

   On March 20, 2000, we effected a three-for-one stock split. The record date of the stock split was March 6, 2000. Stockholders were entitled to receive the additional shares on March 20, 2000. All references to accumulated deficit, common stock, average number of common shares outstanding and per share amounts in the financial statements prior to the record date of the stock split have been restated to reflect the three-for-one stock split.

Note 7. Income Taxes

   Significant components of the provision for income taxes are as follows (in thousands):

                                                            1997  1998   1999
                                                            ---- ------ -------
      Current taxes
        Federal............................................ $ -- $   -- $    --
        State..............................................  212    300     449
                                                            ---- ------ -------
                                                            $212 $  300 $   449
      Deferred taxes
        Federal (noncash accounting entry)................. $ -- $1,900 $12,051
        State..............................................   --     --      --
                                                            ---- ------ -------
                                                            $212 $2,200 $12,500
                                                            ==== ====== =======

   During 1998 and 1999, we generated taxable income for financial reporting purposes. Our taxable income, for financial reporting purposes, was offset by utilizing net operating loss, or NOL, carryforwards that originated prior to the 1993 Cyanamid merger. A portion of the benefit from utilizing these NOLs has been recorded as a tax expense and as a reduction of goodwill and intangible product rights of $1,900,000 in 1998 and $12,051,000 in 1999. This tax expense will not result in a cash outlay. We paid income taxes totaling $132,000 for 1997, $275,000 for 1998 and $383,000 for 1999.

                              IMMUNEX CORPORATION

Note 7. Income Taxes--(continued)


   Reconciliation of the U.S. federal statutory tax rate to our effective tax rate is as follows:

                                                           1997    1998  1999
                                                           -----   ----  -----
   U.S. federal statutory tax rate........................ (35.0)% 35.0%  35.0 %
   Nondeductible amortization of goodwill.................   4.6   17.4    0.5
   Increase in valuation reserve..........................  29.7     --     --
   State taxes (net of federal tax benefit)...............   1.4    6.1    0.8
   Other..................................................   0.7   10.6    0.9
   Utilization of NOL carryforwards.......................    --     --  (15.1)
                                                           -----   ----  -----
     Effective tax rate...................................   1.4 % 69.1%  22.1 %
                                                           =====   ====  =====

   Significant components of tax assets and liabilities at December 31 (in thousands):

                                                              1998      1999
                                                            --------  ---------
   Deferred tax assets:
     Net operating loss carryforwards...................... $ 88,194  $ 100,330
     Research and experimentation credits..................   16,814     20,443
     In-process research and development...................    3,901      3,547
     Accounts receivable allowances........................    4,070      7,638
     Accrued liabilities...................................    1,885      9,670
     Other.................................................      912      1,627
                                                            --------  ---------
       Total deferred tax assets...........................  115,776    143,255
     Valuation allowance for deferred tax assets........... (109,526)  (139,720)
                                                            --------  ---------
       Net deferred tax assets.............................    6,250      3,535
   Deferred tax liabilities:
     Tax over book depreciation............................    1,515      1,251
     Purchase accounting adjustments.......................    2,157         --
     Other.................................................    2,578      2,284
                                                            --------  ---------
       Total deferred tax liabilities......................    6,250      3,535
                                                            --------  ---------
                                                            $     --  $      --
                                                            ========  =========

   Our deferred tax assets consist primarily of the benefit resulting from unused NOL carryforwards and research and experimentation credit carryforwards. The amounts of these carryforwards are approximately $286,658,000 and $20,443,000 at December 31, 1999. The carryforwards expire from 2000 through 2019. During 1999, $58,342,000 of NOL carryforwards were used for financial reporting purposes to reduce the recorded value of goodwill and intangible products rights and to offset tax expense. An additional $98,300,000 of NOL carryforwards were generated due to stock option deductions for tax purposes. In 1999, approximately $5,300,000 of NOL carryforwards and $420,000 of research and experimental credits expired.

   Our ability to generate sufficient future taxable income for tax purposes in order to realize the benefits of our net deferred tax assets is uncertain primarily as a result of future stock option deductions. Therefore, a reserve of $109,526,000 and $139,720,000 has been recorded for financial reporting purposes at December 31, 1998 and 1999. This represents an increase in the reserve of approximately $8,472,000 during 1998 and $30,194,000 during 1999.

                              IMMUNEX CORPORATION

Note 7. Income Taxes--(continued)


   To the extent we are able to generate taxable income in the future, NOL carryforwards will be utilized in the following order (in thousands):

 .   NOL to be utilized to offset future tax expense..................  $152,535
 .   NOL to be utilized to increase paid-in capital for the unrecorded
    tax benefit of stock options.....................................   134,123
                                                                       --------
    Total NOL carryforward...........................................  $286,658
                                                                       ========

Note 8. Employee Benefits

   As a retirement plan, we offer a defined contribution plan covering regularly scheduled full-time, part-time and temporary employees. The plan is a salary deferral arrangement pursuant to Internal Revenue Code section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974. We match 100% of the first 2% of an employee's deferred salary and 50% of the next 4% of an employee's deferred salary. Employees with five or more years of service receive a match of 100% of the first 2% of deferred salary and 75% of the next 4% of deferred salary. We recorded compensation expense resulting from matching contributions to the plan of $1,900,000 in 1997, $2,164,000 in 1998, and $2,860,000 in 1999.

Note 9. Transactions with AHP

   On June 1, 1993, our predecessor corporation merged with a subsidiary of Cyanamid. In late 1994, all of the outstanding shares of common stock of Cyanamid were acquired by AHP. AHP and certain of its subsidiaries and affiliates have assumed the rights and obligations of Cyanamid under various agreements entered into at the time of the merger or thereafter. In addition, we have entered into additional agreements with AHP. Significant transactions under these agreements are discussed in the paragraphs below.

   Enbrel promotion agreement

   In 1997, we entered into an Enbrel promotion agreement with AHP. Under the terms of the Enbrel promotion agreement, Enbrel is being promoted in the United States by the sales and marketing organization of Wyeth-Ayerst Laboratories, a division of AHP. We distribute a portion of the gross profits to AHP from U.S. sales of Enbrel and reimburse AHP for a portion of the selling, marketing, distribution and other costs incurred in the United States for sales of Enbrel. Under the Enbrel promotion agreement, AHP paid a majority of these expenses prior to the launch of Enbrel and pays a declining, but still majority, percentage of these expenses during the two years following launch. At the beginning of the third year following launch of Enbrel, we and AHP will share these costs equally in the United States. Our obligation for such expenses, including AHP's share of gross profits from U.S. sales of Enbrel, is included as a component of selling, general and administrative expenses and totaled $14,800,000 in 1998, $120,276,000 in 1999 and $97,173,000
for the six months ended June 30, 2000. In addition, under the Enbrel promotion agreement, we earned revenues of $15,000,000 in 1997, $50,000,000 in 1998, $10,000,000 in 1999 and $25,000,000 for the six months ended June 30,
2000.

   Under subsequent agreements, we recorded revenue of $3,864,000 in 1999 and $1,637,000 for the six months ended June 30, 2000 for supplying Enbrel to AHP outside the United States and Canada. In addition, we performed activities related to Enbrel and the process of manufacturing Enbrel on behalf of AHP and AHP agreed to reimburse us for these costs which totaled $1,310,000 during 1999 and $760,000 for the six months ended June 30, 2000.

                              IMMUNEX CORPORATION

Note 9. Transactions with AHP--(continued)


   TACE agreements

   In December 1995, we licensed exclusive worldwide rights to tumor necrosis factor alpha converting enzyme, or TACE, technology to AHP. We recognized revenue under these agreements of $6,000,000 in 1997, $4,000,000 in 1998 and $1,600,000 in 1999. No related revenue was earned in 2000. The TACE agreements also include additional milestone payments and royalties on future product sales. Under the agreements, AHP will be responsible for developing inhibitors of TACE.

   Research and development

   Under a license and development agreement for Enbrel, we and AHP agreed to share equally the development costs of Enbrel in the United States, Canada and Europe. AHP's share of the development costs under this agreement totaled $19,256,000 in 1997, $22,092,000 in 1998, $23,986,000 in 1999 and $15,094,000
for the six months ended June 30, 2000.

   In July 1998, we ended our oncology collaboration with AHP by terminating a research agreement and other agreements and entered into a new products rights agreement. As a result of the termination of the research agreement, our funding requirements of AHP's oncology discovery research program ceased effective July 1, 1998. Under the superseded agreement we paid $16,240,000 in 1997 and $8,258,000 in 1998 to support AHP's oncology research programs.

   Under the terms of the product rights agreement, AHP may acquire exclusive worldwide rights to up to four of our future product candidates. If AHP exercises any of these rights, we would be eligible for payments and royalties on future sales of these products. However, we may elect to retain the worldwide rights to up to two of these products. In this case, AHP would generally be eligible for payments and royalties on future sales of these products.

   Oncology product license agreements

   AHP and its sublicensees have a royalty-bearing license to sell our existing nonbiological oncology products outside the United States and Canada. We earned royalties under the agreement totaling $2,972,000 in 1997, $2,687,000 in 1998, $2,504,000 in 1999 and $1,237,000 for the six months ended
June 30, 2000.

   As a result of the product rights agreement, territorial rights that each party had to the other party's cancer product candidates were terminated. Under the terms of the superseded agreements, AHP was entitled to a royalty-bearing license outside the United States and Canada to any products resulting from our oncology research and development activities. AHP reimbursed us for costs related to manufacturing and process development. We recognized revenue under the superseded agreement of $1,246,000 in 1997. No related revenue was earned in 1998, 1999 or 2000.

   Under the terms of a subsequent agreement, we and AHP agreed to collaborate in the development of paclitaxel injection, a generic form of Taxol(R), an oncology product marketed by Bristol-Myers Squibb Company. We incurred costs under the agreement of $3,243,000 in 1997. In June 1998, we sold our U.S. rights to paclitaxel injection to a third party, and accordingly are no longer incurring such development expenses.

   Supply and manufacturing

   We and AHP are parties to a supply agreement and a toll manufacturing agreement under which AHP manufactures and supplies the reasonable commercial requirements of oncology products at a price equal to

                              IMMUNEX CORPORATION

Note 9. Transactions with AHP--(continued)

125% of AHP's or its subsidiaries' manufacturing costs. We also have a methotrexate distributorship agreement with AHP under which AHP agreed to supply methotrexate to us at established prices which are adjusted annually. We purchased inventory totaling $6,172,000 in 1998, $8,154,000 in 1999 and $3,215,000 during the six months ended June 30, 2000 from AHP and its subsidiaries under these agreements. In addition, AHP billed us $988,000 in 1997, $458,000 in 1998, $377,000 in 1999 and $267,000 during the six months ended June 30, 2000 for other expenses under these agreements.

   Distribution

   We have agreed to supply the commercial requirements of our products to Wyeth-Ayerst Laboratories Puerto Rico, Inc. and Wyeth-Ayerst Canada, Inc., wholly owned subsidiaries of AHP. Net revenue recognized under these agreements totaled $580,000 in 1997, $758,000 in 1998, $2,361,000 in 1999 and
$1,875,000 for the six months ended June 30, 2000.

   We were party to a distributorship agreement with Wyeth-Ayerst Canada, Inc, a wholly owned subsidiary of AHP, under which Wyeth-Ayerst Canada distributed nonbiological oncology products in Canada. We supplied these oncology products to Wyeth-Ayerst Canada at established prices, which were subject to annual adjustment. In 1997, sales to Wyeth-Ayerst Canada totaled $2,010,000. In December 1997, we sold all of our rights to these oncology products in Canada to AHP for $4,000,000.

   Convertible subordinated note

   During 1999, we issued a seven-year, 3% coupon, $450.0 million convertible subordinated note to AHP (see Note 5). Interest incurred on the note totaled $8,288,000 during 1999 and $6,750,000 for the six months ended June 30, 2000.

   Option to purchase additional shares of our common stock

   We and AHP are parties to a 1993 governance agreement under which AHP has the option to purchase from us, on a quarterly basis, additional shares of our common stock to the extent necessary to maintain AHP's percentage ownership interest in our stock as of the immediately preceding quarter. The per share purchase price of these shares is equal to the fair market value of the shares, as determined in accordance with the governance agreement, on the date of AHP's purchase. AHP's exercise of this option has resulted in purchases of 338,676 shares for $1,280,000 in 1997, 1,335,396 shares for $6,877,000 in
1998, 3,498,726 shares for $40,777,000 in 1999 and 1,042,995 shares for
$28,859,000 during the six months ended June 30, 2000.

Note 10. Commitments and Contingencies

   We lease office and laboratory facilities under noncancelable operating leases that expire through December 2009. These leases provide us with options to renew the leases at fair market rentals through August 2015. A summary of minimum future rental commitments under noncancelable operating leases at December 31, 1999 follows (in thousands):

                                                                       Operating
      Year Ended December 31,                                           Leases
      -----------------------                                          ---------
      2000............................................................  $ 7,901
      2001............................................................    8,307
      2002............................................................    8,164
      2003............................................................    7,290
      2004............................................................    6,557
      Thereafter......................................................    4,956
                                                                        -------
      Total minimum lease payments....................................  $43,175
                                                                        =======

                              IMMUNEX CORPORATION

Note 10. Commitments and Contingencies--(continued)


   Rental expense on operating leases was $3,339,000 in 1997, $4,000,000 in 1998 and $5,183,000 in 1999.

   We are utilizing a contract manufacturer for the production of Enbrel. At December 31, 1999, we had made commitments to purchase inventory totaling at least $218,000,000 over the next two years. A portion of this inventory will be purchased by AHP from the contract manufacturer.

   Various license agreements exist that require us to pay royalties based on a percentage of sales of products manufactured using licensed technology or sold under license. Royalty costs incurred under these agreements are included in cost of product sales and totaled $8,139,000 in 1997, $12,997,000 in 1998 and $59,326,000 in 1999. These agreements contain minimum annual royalty provisions as follows (in thousands):

                                                                Minimum Annual
      Year Ended December 31,                                   Royalty Payment
      -----------------------                                   ---------------
      2000.....................................................     $8,130
      2001.....................................................      7,880
      2002.....................................................      7,425
      2003.....................................................        130
      Per year thereafter......................................        130

   We are a party to routine litigation incident to our business. We believe the ultimate resolution of these matters will not have a material adverse impact on our future financial position and results of operations.

Note 11. Concentrations of Risk

   Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of short-term investments and trade accounts receivable.

   We maintain cash, cash equivalents and short-term investments with various financial institutions. These financial institutions are located throughout the country and our policy is designed to limit exposure to any one institution. Our investments are managed by outside investment advisers who perform periodic evaluations of the relative credit standings of those financial institutions that are considered in our investment strategy.

   The trade accounts receivable balance represents our most significant concentration of credit risk. We perform ongoing credit evaluations of our customers, if appropriate, and we do not require collateral on accounts receivable. At December 31, 1999, our accounts receivable balance from our three largest wholesalers and specialty distributors totaled $50.3 million. If any of these companies became insolvent or were otherwise unable to meet their obligations to us, the loss would likely exceed our reserve for bad debt.

   Sales of Enbrel accounted for 71% of total product sales for the year ended December 31, 1999. Currently, all finished dosage forms of Enbrel are manufactured for us by a single contract manufacturer. If this source of supply were disrupted, sales of Enbrel could be adversely affected.

                              IMMUNEX CORPORATION

Note 12. Net Income per Common Share

   The following table presents the calculation of basic and diluted net income per common share as required under SFAS 128 (in thousands, except per share amounts):

                                                             Six months ended
                                  Year ended December 31,        June 30,
                                ---------------------------- -----------------
                                  1997       1998     1999     1999     2000
                                ---------  -------- -------- -------- --------
Net income (loss).............. $ (15,772) $    986 $ 44,324 $  7,112 $ 73,674
                                =========  ======== ======== ======== ========
Weighted average common shares
 outstanding, basic............   475,644   478,500  489,390  486,480  498,974
Net effect of dilutive stock
 options.......................        --    24,180   40,584   39,210   44,886
                                ---------  -------- -------- -------- --------
Weighted average common shares
 outstanding, diluted..........   475,644   502,680  529,974  525,690  543,860
                                =========  ======== ======== ======== ========
Net income (loss) per common
 share, basic.................. $   (0.03) $   0.00 $   0.09 $   0.01 $   0.15
                                =========  ======== ======== ======== ========
Net income (loss) per common
 share, diluted................ $   (0.03) $   0.00 $   0.08 $   0.01 $   0.14
                                =========  ======== ======== ======== ========

   The 15,544,041 shares issuable upon the conversion of the AHP convertible subordinated note are not included in the calculation of diluted earnings per share because the effect, including the effect on adjusted net income, would be anti-dilutive.

Note 13. Subsequent Event (unaudited)

   In August 2000, we and AHP announced a number of new business arrangements between us. First, AHP agreed to the future sale to us of a biotechnology manufacturing facility in Rhode Island that we and AHP are retrofitting to increase the manufacturing capacity of Enbrel. We expect to spend approximately $400.0 million through 2002 to acquire the Rhode Island manufacturing facility from AHP. In addition, AHP has agreed to provide financing guarantees to third-party lenders of up to $550.0 million toward the cost of designing and constructing our planned new research and technology center in Seattle, Washington, provided that these financing guarantees will be reduced to $450.0 million if this offering is completed. The total cost of this center is expected to be up to approximately $750.0 million.

   On October 31, 2000, AHP converted the principal amount of a $450 million note into 15,544,041 shares of our common stock. The $450 million 3% convertible subordinated note due 2006 was converted into newly issued shares at $28.95 a share. Following conversion, AHP's ownership interest in us increased from approximately 53% to approximately 55%.

                              IMMUNEX CORPORATION

Note 14. Quarterly Financial Results (unaudited)

   Our consolidated operating results for each quarter of 1998 and 1999, and the first and second quarters of 2000 are summarized as follows (in thousands, except per share amounts):

                                       Three Months Ended
                           ---------------------------------------------------
                           March 31     June 30     September 30   December 31
                           --------     --------    ------------   -----------
Year ended December 31,
 1998:
 Product sales............ $ 38,816     $ 39,961      $ 40,125      $ 51,005
 Royalty and contract
  revenue.................    3,050       24,194(1)      9,051        37,248(2)
 Net income (loss)........ $ (9,024)    $    195      $ (4,925)     $ 14,740
 Net income (loss) per
  common share:
   Basic.................. $  (0.02)    $   0.00      $  (0.01)     $   0.03
   Diluted................ $  (0.02)    $   0.00      $  (0.01)     $   0.03
Year ended December 31,
 1999:
 Product sales............ $ 95,237     $125,854      $139,446      $158,750
 Royalty and contract
  revenue.................    2,940        2,620        12,976 (3)     3,895
 Net income............... $    251     $  6,861      $ 20,996      $ 16,216
 Net income per common
  share:
   Basic.................. $   0.00     $   0.01      $   0.04      $   0.03
   Diluted................ $   0.00     $   0.01      $   0.04      $   0.03
Six months ended June 30,
 2000:
 Product sales............ $166,698     $196,196
 Royalty and contract
  revenue.................   12,340 (4)   16,954(5)
 Net income............... $ 32,161     $ 41,513
 Net income per common
  share:
   Basic.................. $   0.06     $   0.08
   Diluted................ $   0.06     $   0.08

--------
(1) Includes $20.0 million earned under the Enbrel promotion agreement when the biologics license application for Enbrel was accepted for review by the FDA.
(2) Includes $30.0 million earned under the Enbrel promotion agreement when Enbrel was approved by the FDA.
(3) Includes $10.0 million earned under the Enbrel promotion agreement when U.S. sales of Enbrel exceeded $200.0 million for the preceding 12-month period.
(4) Includes $10.0 million earned under the Enbrel promotion agreement when U.S. sales of Enbrel exceeded $400.0 million for the preceding 12-month period.
(5) Includes $15.0 million earned under the Enbrel promotion agreement when Enbrel was approved by the FDA for reducing signs and symptoms and delaying structural damage in patients with moderately to severely active rheumatoid arthritis.

PROSPECTUS

                               70,000,000 Shares



                         [LOGO OF IMMUNEX CORPORATION]

                                 COMMON STOCK

                               ----------------

Immunex Corporation and American Home Products Corporation, our principal shareholder, may offer shares of our common stock from time to time. We will not receive any proceeds from the sale of common stock by American Home Products.

The specific terms and amounts of the securities will be fully described in a prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                               ----------------

Our common stock is quoted on the Nasdaq National Market under the symbol "IMNX." The last reported sales price of our common stock on August 7, 2000 was $54.875 per share.

                               ----------------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

                               ----------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

MORGAN STANLEY DEAN WITTER                                  MERRILL LYNCH & CO.

August 30, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   3
Special Note Regarding Forward-Looking Statements..........................   4
About This Prospectus......................................................   4
Risk Factors...............................................................   5
Immunex and the Selling Shareholder........................................  14
Use of Proceeds............................................................  14
Description of Capital Stock...............................................  15
Plan of Distribution.......................................................  18
Validity of Common Stock...................................................  18
Experts....................................................................  18

   In this prospectus, "Immunex," "we," "us" and "our" refer to Immunex Corporation and our wholly owned subsidiary. References to "AHP" and the "selling shareholder" refer to American Home Products Corporation, our principal shareholder, and its direct and indirect wholly owned subsidiaries.

   You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date after its date.

   These documents are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. In connection with this offering we have filed with the SEC a registration statement under the Securities Act of 1933 relating to the securities. As permitted by the SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities and this offering, you should refer to the registration statement, including its exhibits.

   The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following reports with the SEC and are incorporating them by reference into this prospectus:

   1. Our Annual Report on Form 10-K for the year ended December 31, 1999;

   2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

   3. Our Current Report on Form 8-K filed August 10, 2000, as amended by Form 8-K/A on August 30, 2000; and

   4. Our Registration Statement on Form 8-A/A filed on August 1, 1993, with respect to our common stock.

   We also incorporate by reference all documents filed by us pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the effectiveness of the registration statement of which this prospectus forms a part and before all of the shares registered under that registration statement are sold.

   We will provide without charge to each person who receives a prospectus, including any beneficial owner, a copy of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to the Secretary, Immunex Corporation, 51 University Street, Seattle, Washington 98101, (206) 587-0430.

   The registration statement can also be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Our disclosure and analysis in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expected performance of third-party manufacturers, expected completion dates for new manufacturing and other facilities, expected progress in clinical trials, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this prospectus, in any prospectus supplement, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially.

   We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Also note that we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business below under the caption "Risk Factors." These are risks that we think could cause our actual results to differ materially from expected and historical results.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a "shelf" registration process. This prospectus provides you with a general description of the Immunex common stock we and AHP may offer. Each time we or AHP sell Immunex common stock we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We may also update or supplement the prospectus supplement relating to a particular offering of common stock. You should read both this prospectus and any applicable prospectus supplement together with additional information described above in "Where You Can Find More Information."

                                 RISK FACTORS

   This offering involves a high degree of risk. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and in any prospectus supplement, before you decide whether to purchase shares of our common stock. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the market price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may be unable to sustain or increase profitability, which could result in a decline in our stock price.

   Future operating performance is never certain, and if our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will decline. Until 1998, we had a history of operating losses. Although we have been profitable for two years, we may be unable to sustain or increase profitability on a quarterly or annual basis. Moreover, we anticipate that our operating and capital expenditures will increase significantly in 2000 and in future years primarily due to:

  . additional spending to support the marketing and sales of Enbrel(R) (etanercept);

  .  working capital requirements for sales of Enbrel;

  . growth in research and development expenses as we progress with the development of our clinical and preclinical product candidates;

  . increased purchases of capital equipment, including the continued construction of a new process development facility in 2000;

  . development of our new research and technology center in Seattle, Washington; and

  . investment in additional manufacturing capacity for our existing products and products in development, including our investment in purchasing and retrofitting a Rhode Island manufacturing facility to produce Enbrel.

   Our ability to generate sufficient cash flow, or to raise sufficient capital, to fund these operating and capital expenditures and remain profitable depends on our ability to improve operating performance. This in turn depends, among other things, on increasing sales of our existing products, especially Enbrel, and successfully completing product development efforts and obtaining timely regulatory approvals of our lead clinical products. We may not successfully develop and commercialize these products.

If we are unable to increase sales of Enbrel, or if sales of Enbrel decline, our revenues will be limited and our stock price will decline.

   Because we depend, and expect to continue to depend, on sales of a single product, Enbrel, for a substantial majority of our revenues, decreased or lower-than-anticipated demand for Enbrel, or our inability to meet demand, could materially adversely affect our operating results and harm our business. Factors that could adversely affect sales of Enbrel include:

  . competition from existing products for the treatment of rheumatoid arthritis, or RA, or development of new, superior products;

  . our ability to maintain adequate and uninterrupted sources of supply to meet demand;

  . events adversely affecting the ability of our manufacturing collaborators to produce Enbrel;

  .  adverse developments regarding the safety or effectiveness of Enbrel;

  .  contamination of product lots or product recalls;

  . our inability to gain regulatory approval to market Enbrel for indications other than RA; and

  . changes in private health insurer reimbursement rates or policies for Enbrel.

   For the year ended December 31, 1999, sales of Enbrel accounted for 71% of our total product sales, and for the six months ended June 30, 2000, sales of Enbrel accounted for 79% of our total product sales. We expect product revenues generated by Enbrel to continue to account for a substantial majority of our product revenues.

If market demand continues to grow, limits on our manufacturing capacity for Enbrel could constrain our sales growth.

   The market demand for Enbrel in the United States, where we hold rights to Enbrel, is growing and cannot be predicted with certainty. If demand for Enbrel continues to grow, we expect that within the next year our current source of supply of Enbrel will be unable to support growing market demand. This near-term shortfall would continue unless and until the Rhode Island manufacturing facility is able to produce commercial quantities of Enbrel for sale, which is not expected to occur until the first half of 2002. Our current U.S. supply of Enbrel from Boehringer Ingelheim Pharma KG, or BI Pharma, could potentially support sales of up to a maximum of approximately $800 million annually, assuming current prices. Actual U.S. supply of Enbrel could be lower since our U.S. supply is impacted by many manufacturing and production variables, such as production success rate, bulk drug yield and the timing of production runs and final product release. Our U.S. sales of Enbrel could be adversely affected if we are unable to meet future growth in market demand.

   We are working with AHP to substantially increase our supply of Enbrel for sale in the United States. In our current plan, we anticipate that in the near term Enbrel would be produced at two sites: BI Pharma, currently our sole source supplier, and a Rhode Island manufacturing facility, which is being retrofitted to produce Enbrel. It is difficult to predict our actual near-term supply of Enbrel with certainty because of the many complex variables involved in the supply equation. Factors that will affect our actual supply of Enbrel include, without limitation, the following:

  . Variability in BI Pharma's Manufacturing Process. The amount of commercial inventory supplied by BI Pharma will depend on a variety of factors, including BI Pharma's production yields and success rates, availability of qualified personnel, compliance with U.S. Food and Drug Administration, or FDA, regulations and development of advanced manufacturing techniques and process controls. If, as a result of any of the preceding manufacturing variables, BI Pharma is unable to deliver the expected quantities of Enbrel within the production capacity BI Pharma has reserved for Enbrel, our supply of Enbrel available for sale would be reduced.

  . Ability of BI Pharma to provide additional capacity for Enbrel. In June 2000, we, AHP and BI Pharma entered into an amendment to the BI Pharma supply agreement under which BI Pharma was offered contractual incentives to provide additional near-term production capacity for Enbrel. If BI Pharma elects to provide additional production capacity for Enbrel, and depending on the number of additional production runs, our U.S. supply of Enbrel from BI Pharma could potentially increase by up to a maximum of approximately $100 million of sales annually, assuming current prices and depending on the manufacturing variables described above. As an incentive to BI Pharma, we will pay more to BI Pharma on a per unit basis for any of these additional production runs, which will result in an increase in our incremental production costs for these runs.

  . Timely completion and approval of the Rhode Island manufacturing facility. We and AHP are investing substantial sums to retrofit a Rhode Island facility that AHP purchased in 1999 to accommodate the commercial production of Enbrel bulk drug. We are working closely with AHP to expedite the retrofit of the Rhode Island facility. We and AHP have reached an agreement regarding the allocation of Enbrel produced at this facility and the BI Pharma facility. As presently configured, and assuming FDA approval, we currently estimate that the Rhode Island facility could, on an annual basis, double our current U.S. supply of Enbrel. We expect to file for FDA approval of the Rhode Island facility in the second half of 2001, with estimated FDA approval of the Rhode Island facility in the first half of 2002. We anticipate commencing production runs at the Rhode Island facility and building inventory as early as the first half of 2001. This inventory would not be available for sale in the United States unless and until the Rhode Island facility is approved by the FDA, which approval is not assured. If the FDA does not ultimately approve the Rhode Island facility, we would not be able to sell this inventory in the United States. If the FDA approves the Rhode Island facility, BI Pharma would continue to manufacture Enbrel under the terms of the BI Pharma supply agreement.

   If U.S. market demand for Enbrel continues to grow, we may face future supply limitations even after the Rhode Island facility begins producing Enbrel. AHP plans to establish a new manufacturing facility in Ireland, which would enhance the U.S. supply of Enbrel. If the Ireland facility is not completed, or does not receive FDA approval before we encounter supply constraints, our future U.S. sales growth would again be restricted.

Production bottlenecks could result in short-term supply interruptions of Enbrel.

   BI Pharma schedules in advance the bulk drug and vialing production runs for Enbrel throughout the year. The timing of the BI Pharma production runs and the final product release schedule for these production runs may not always coincide with maintaining an uninterrupted supply of product. Also, if insufficient vialing runs for Enbrel have been scheduled by BI Pharma because of a larger-than-expected amount of bulk drug yielded from the bulk drug production runs, BI Pharma may not have sufficient vialing capacity for all of the Enbrel. bulk drug that it produces. We and AHP are working together with BI Pharma to increase BI Pharma's vialing capacity and to qualify an additional contract manufacturer to vial Enbrel bulk drug produced by BI Pharma and, if approved by the FDA, the Rhode Island facility. We are not sure whether these arrangements can be made or would be established in time to address production bottlenecks.

If third-party manufacturers or suppliers fail to perform, we will be unable to meet demand for some of our products.

   For all drug products that we market, we rely on unaffiliated third parties and AHP to fill and label vials with our bulk drugs. We would be unable to obtain these materials or products for an indeterminate period of time if AHP's subsidiaries or third-party manufacturers or suppliers, including BI Pharma, were to cease or interrupt production or otherwise fail to supply these materials or products to us or AHP. This in turn could materially reduce our ability to satisfy demand for these products as well as adversely affect our operating results. AHP either manufactures through its subsidiaries or sources through third-party manufacturers all finished dosage forms and bulk active raw materials for our nonbiological oncology products, including Novantrone(R) (mitoxantrone for injection concentrate). AHP depends on a single supplier for all of the essential raw material for Amicar(R) (aminocaproic acid). In addition, two of the raw materials used to produce Enbrel and our other recombinant protein products, other than Leukine(R) (sagramostim, GM-CSF), are manufactured by single suppliers.

Our preclinical and clinical testing of potential products could be unsuccessful, which could adversely affect our operating results.

   Before obtaining regulatory approvals for the sale of any of our potential products, we must subject these products to extensive preclinical and clinical testing to demonstrate their safety and effectiveness in humans. If these tests are unsuccessful, we will be unable to commercialize new products and, as a result, we may be unable to sustain or increase profitability. Results of initial preclinical and clinical testing are not necessarily indicative of results to be obtained from later preclinical and clinical testing and, as a result, we may suffer significant setbacks in advanced clinical trials. We may not complete our clinical trials of products under development and the results of the trials may fail to demonstrate the safety and effectiveness of new products to the extent necessary to obtain regulatory approvals, which could delay or prevent the approval.

   The rate of completion of clinical trials depends, in part, on the enrollment of patients, which in turn depends on factors such as the size of the patient population, the proximity of target patients to clinical sites, the eligibility criteria for the trial and the existence of competitive clinical trials. Any delay in planned patient enrollment in our current or future clinical trials may result in increased costs, trial delays or both.

Our products are subject to extensive regulation, which can be costly and time-consuming and subject us to unanticipated delays or lost sales.

   The FDA imposes substantial requirements on our products before they permit us to manufacture, market and sell them to the public. Compliance with these requirements can be costly and time-consuming, and could delay sales of new products or sales of our existing products for new indications. To meet FDA requirements, we must spend substantial resources on lengthy and detailed laboratory tests and clinical trials. It typically takes many years to complete tests and trials for a product, and the length of time involved depends on the type, complexity and novelty of the product. The FDA may not approve on a timely basis, if at all, some or all of our future products or may not approve some or all of our applications for additional indications for our previously approved products.

   If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined or forced to remove a product from the market or may experience other adverse consequences, including delay or increased costs, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for promoting our products. Even if approval is obtained, we may also be required or may elect to undertake post-marketing trials. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

Our ability to discover new drugs could be adversely affected if our current research collaborators terminate their relationships with us or develop relationships with a competitor.

   We have relationships with various collaborators who conduct research at our request. These collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration agreements, can expect only limited amounts of their time to be dedicated to our activities. Our ability to discover new drugs will depend in part on the continuation of these collaborations. If any of these collaborations are terminated, we may not be able to enter into other acceptable collaborations. In addition, our existing collaborations may not be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both costly and time-consuming and may result in delays in the development and commercialization of products.

Competition and technological developments could render our products obsolete or noncompetitive.

   To succeed, we must maintain a competitive position with respect to technological advances. We are engaged in fields characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in the fields of genomics, rational drug design and other drug discovery technologies are accelerating. Many companies and institutions, both public and private, are developing synthetic pharmaceuticals and biotechnological products for human therapeutic application, including the applications we have targeted.

   Several products are currently approved for the treatment of RA. In particular, we face competition for Enbrel, principally from Johnson & Johnson's product Remicade(R) . There are other products in late-stage development that are targeting RA. If any of these other products are approved by the FDA for RA, our sales of Enbrel could be adversely affected.

   A number of our competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than we have. Furthermore, large pharmaceutical companies recently have been consolidating, which has increased their resources and concentrated valuable intellectual property assets. As a result, our competitors may:

  . develop products that are more effective or less costly than any of our current or future products or that render our products obsolete;

  .  produce and market their products more successfully than we do;

  .  establish superior proprietary positions; or

  . obtain FDA approval for labeling claims that are more favorable than those for our products.

If we are unable to protect and enforce our patents and proprietary rights and gain access to patent and proprietary rights of others, we may be unable to compete effectively.

   Our success depends in part on obtaining, maintaining and enforcing our patents and other proprietary rights and on our ability to avoid infringing the proprietary rights of others. We have a substantial intellectual property portfolio, including patents and patent applications. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other more well-established fields. Accordingly, the U.S Patent and Trademark Office, or PTO, may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology.

   The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the PTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without paying us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents were upheld, a court would refuse to stop the other party on the grounds that its activities do not infringe our patents. Competitors have obtained or are seeking patents which, if issued or granted, may have a material adverse effect on our ability to successfully commercialize Enbrel.

   While we pursue patent protection for products and processes where appropriate, we also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Therefore, others may independently develop substantially equivalent information or techniques, or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information.

   Our policy is to have each employee enter into a confidentiality agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside Immunex. Research and development contracts and relationships with our scientific consultants provide access to aspects of our know-how that are protected generally under confidentiality agreements with the parties involved. These confidentiality agreements may not be honored and we may be unable to protect our rights to our unpatented trade secrets.

   We may be required to obtain licenses to patents or other proprietary rights from third parties to develop and commercialize our products. Licenses required under third-party patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Our customers may not get reimbursed from third parties, which could adversely affect our sales.

   The affordability of our products depends substantially on governmental authorities, private health insurers and other organizations, such as health maintenance organizations, reimbursing most of the costs of our products and related treatments to our customers. Low reimbursement levels may reduce the demand for, or the price of, our products, which could prevent us from maintaining or achieving profitability on specific products. Since Medicare presently will not reimburse patients for self-administered drugs, Medicare does not cover prescriptions of Enbrel. Although we have been able to obtain sufficient reimbursement for most of our other products, governmental authorities or third parties, or both, may decrease their reimbursement rates or change their reimbursement policies. In addition, we may not be able to obtain sufficient reimbursement for our future products.

Our selling practices for oncology products reimbursed by Medicare or Medicaid may be challenged in court, which could result in claims for substantial money damages or changes in our pricing procedures.

   The federal government and several state agencies have initiated an investigation into our pricing practices and could seek substantial money damages or changes in the manner in which we price our products. If changes are mandated, they could adversely affect the sales of those products. In the United States, pharmaceutical companies frequently grant discounts from list price to physicians and suppliers who purchase their products. Discounts on multiple-source, or generic, pharmaceuticals may be substantial. Government reports have noted that government programs that reimburse medical providers for drugs on the basis of the average wholesale price or wholesale acquisition cost, such as Medicare and Medicaid in many states, may provide significant margins to providers who are able to obtain large discounts from pharmaceutical companies.

   We have received notice from the U.S. Department of Justice requesting us to produce documents in connection with the Civil False Claims Act investigation of the pricing of our products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received a similar state request. Several of our products are regularly sold at substantial discounts from list price. We have consistently required in our contracts of sale that the purchasers appropriately disclose to governmental agencies the discounts that we give to them. We do not know what action, if any, the federal government or any state agency will take as a result of its investigation.

We may be required to defend lawsuits or pay damages for product liability claims.

   Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management's attention, or adversely affect our reputation and the demand for our products. We currently maintain product liability insurance coverage based on our product portfolio, sales volumes and claims experienced to date. However, this insurance may not provide us with adequate coverage against potential liabilities either for clinical trials or commercial sales. In the future, insurers may not offer us product liability insurance, may raise the price of this insurance or may limit the coverage.

We may be required to pay damages for environmental accidents and to incur significant costs for environmental compliance.

   Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. In the event of an environmental accident, we could be held liable for any resulting damages, and any liability could materially affect our financial condition. We cannot eliminate the risk of accidental contamination or injury from these materials. In addition, we may be required to incur significant costs to comply with federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some types of waste products.

If we are unable to attract and retain key employees and consultants, our business could be harmed.

   The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense. We cannot assure you that we will be able to attract or retain the personnel necessary to support the growth of our business.

A deterioration in the financial condition of major pharmaceutical wholesalers could result in substantial lost receivables.

   A significant majority of our sales are made to three pharmaceutical wholesalers. Financial insolvency by one or more of these wholesalers would require us to write off all or a portion of the amounts due us. As of June 30, 2000, the amount due us from these three wholesalers totaled $55.5 million.

Foreign currency exchange rate fluctuations could cause our profits to decline.

   Adverse currency fluctuations between the U.S. dollar and the Euro could cause our manufacturing costs to increase and our profitability to decline. Under the terms of our supply agreement with BI Pharma, the price for our product orders initially is set in Euros. We have the option, at the time of any firm order, to pay the purchase price in Euros, or to fix the currency exchange rate on the date of the order and pay the purchase price in U.S. dollars. Accordingly, future currency exchange rate fluctuations could substantially increase the manufacturing cost of our future product orders, which typically are placed up to nine months in advance. In addition, if we elect to pay the purchase price of any future orders in Euros, currency fluctuations between the time of that order and the time of payment could substantially increase our manufacturing costs for that order. We do not engage in foreign currency hedging transactions.

Future acquisitions of or investments in businesses, products or technologies could harm our business, operating results and stock price.

   We may acquire or invest in other businesses, products or technologies that are intended to complement our existing business. From time to time, we have had discussions and negotiations with companies regarding our acquiring or investing in these companies' businesses, products or technologies, and we regularly engage in these discussions and negotiations in the ordinary course of our business. If completed, these acquisitions or investments will likely involve some or all of the following risks:

  . difficulty of assimilating the acquired operations and personnel, products or technologies;

  .  commercial failure of acquired products;

  .  disruption of our ongoing business;

  .  diversion of resources;

  . inability of management to maintain uniform standards, controls, procedures and policies;

  .  difficulty of managing our growth and information systems;

  . risks of entering markets in which we have little or no prior experience; and

  .  impairment of relationships with employees or customers.

   Our management has limited prior experience in assimilating acquired companies. We may be unable to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could harm our business and operating results.

   In addition, future acquisitions or investments could result in potentially dilutive issuances of equity securities, use of cash or incurrence of debt and assumption of contingent liabilities, any of which could have an adverse effect on our business and operating results or the price of our common stock.

Risks Related to our Share Price and Corporate Control

Our stock price is volatile and the value of your investment may be subject to sudden decreases.

   Our common stock price, like that of other biotechnology companies, is volatile. As a result, you may not be able to resell your shares at or above the price that you pay for them. Our common stock price may fluctuate due to factors such as:

  .  actual or anticipated product supply constraints;

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  .  actual or anticipated fluctuations in our quarterly and annual results;

  . clinical trial results and other product-development announcements by us or our competitors;

  .  regulatory announcements, proceedings or changes;

  .  announcements in the scientific and research community;

  .  competitive product developments;

  .  intellectual property and legal developments;

  .  changes in reimbursement policies or medical practices;

  . mergers or strategic alliances in the biotechnology and pharmaceutical industries;

  .  any financing transactions we may propose or complete; or

  .  broader industry and market trends unrelated to our performance.

   During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the market as a whole.

AHP has a substantial degree of corporate control over many of our strategic decisions, and the interests of AHP could conflict with those of the other holders of our common stock.

   The concentrated holdings of Immunex common stock by AHP and its resulting control over many of our strategic decisions actions may result in a delay or the deterrence of possible changes in our control, which may reduce the market price of our common stock. As of July 31, 2000, AHP beneficially owned approximately 55% of the outstanding shares of our common stock. As a result, unless and until AHP's percentage ownership of the outstanding shares of our common stock drops below 35%, AHP will continue to exercise significant control over some matters requiring shareholder approval. Under the terms of our governance agreement with AHP, the number of directors AHP is entitled to designate depends on its percentage ownership of our common stock. AHP is currently entitled to designate a total of three out of the nine members of our board of directors. In addition, so long as AHP has the right to designate at least two directors, which applies if AHP's percentage ownership of our common stock is at least 35%, AHP has the right to veto many actions that we may wish to take, including, with specified exceptions:

  .  any change in our capital stock;

  .  any payment of dividends;

  . any change in the composition of our board (other than directors designated by Immunex);

  .  consolidations, mergers or similar transactions; and

  . any change in our governing documents, as well as specified operating decisions, such as incurring incremental indebtedness above a specified threshold.

The interests of AHP with regard to these matters may conflict with the interests of the other holders of our common stock.

Future sales of shares by AHP could affect our stock price.

   Sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock. We have granted AHP demand and piggyback registration rights with respect to its shares of our common stock. As a result, AHP could cause a significant number of shares of our common stock to be registered and sold in the public market, which could cause our stock price to decline. Notwithstanding these registration rights, AHP has agreed that, without our prior written

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consent, it will not, during the period ending September 30, 2001, or nine months after the date of any sale of our common stock by AHP under this prospectus, whichever is later:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

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                      IMMUNEX AND THE SELLING SHAREHOLDER

   Immunex is a biopharmaceutical company that discovers, develops, manufactures and markets innovative therapeutic products treating human diseases, including cancer, infectious diseases and immunological disorders such as RA. We are a leader in the scientific exploration of the human immune system. Our products improve quality of life and help people enjoy longer, healthier and more productive lives. Our products are currently marketed in the United States and are available by prescription only. Our research focus has produced a pipeline of potential products that target some of the most serious medical challenges people face, including cancer, multiple sclerosis, heart disease and asthma.

   AHP owns approximately 55% of our outstanding common stock. AHP is one of the world's largest research-based pharmaceutical and healthcare products companies.

   We were incorporated in Washington in 1981. Our principal executive offices are located at 51 University Street, Seattle, Washington 98101. Our telephone number at this location is (206) 587-0430.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement, we may sell up to 20,000,000 shares of common stock, and AHP may sell up to 50,000,000 shares of common stock. The exact number of shares to be sold by us and AHP in any offering will be described in the applicable prospectus supplement. We will not receive any proceeds from the sale of common stock by AHP. Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of common stock that we sell to expand our manufacturing facilities, to design and construct our new research and technology center, to fund research and development and commercialization activities for new products, for additional working capital and for other general corporate purposes, as well as the possible acquisition of complementary businesses and technologies.

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

                         DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue a total of 1,230,000,000 shares, consisting of 1,200,000,000 shares of common stock and 30,000,000 shares of preferred stock. As of July 31, 2000, there were 502,692,116 shares of common stock outstanding and no shares of preferred stock outstanding. The following is a summary of some of the rights and privileges pertaining to our common stock. You should refer to our restated articles of incorporation and to our bylaws for a full description of our common stock and our preferred stock.

   Common Stock. The holders of common stock are entitled to receive those dividends as may be declared by our board out of funds legally available and will be entitled to share pro rata in any distribution to shareholders, subject to the prior rights of holders of any preferred stock that may be issued in the future. Holders of common stock are entitled to one vote for each share held of record. Upon any liquidation, dissolution or winding up of Immunex, holders of our common stock will be entitled to receive, pro rata, the assets of Immunex available for distribution subject to the prior rights of holders of preferred stock. No preemptive rights are applicable to our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and not subject to liability for further call. Our common stock is quoted on the Nasdaq National Market under the symbol "IMNX."

   Preferred Stock. Our board has the authority to issue preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences, the number of shares constituting any series and the designation thereof.

   Antitakeover Provisions. Provisions of Washington law, our restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us and to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are also intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging those proposals because, among other things, negotiation of those proposals could result in an improvement of their terms.

   Shareholder Meetings. In order for a shareholder to properly bring business before an annual meeting that shareholder must first comply with the advance notice procedures in our bylaws. According to these procedures, a shareholder must provide written notice no fewer than 60 days or more than 90 days prior to the date fixed for the annual meeting (or, if notice of the meeting is given less than 60 days prior to the meeting, 10 days from the date notice is mailed). The notice must set forth (a) the name and address of the shareholder proposing the business to be brought before the annual meeting, (b) a representation that the shareholder is entitled to vote at that meeting and a statement of the number of shares the shareholder beneficially owns, (c) a representation that the shareholder intends to appear in person or by proxy at the meeting to propose the business, and (d) a brief description of the business to be brought before the meeting.

   Under our restated articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, our chairman of the board, our president or by written demand by the holders of not less than 40% of all the votes entitled to be cast on any issue to be considered at a special meeting. A shareholder who wishes to initiate a special meeting must give signed written notice to the secretary.

   Number and Term of Directors. Our restated articles of incorporation and our bylaws provide that the number and term of directors are to be determined by our board of directors, subject to the governance agreement between us and AHP. Shareholders who wish to nominate directors for election must follow the advance notice provisions in the bylaws which are similar to those provisions regarding annual and special meetings.

   Amendments. Any conflict between (a) any action taken by Immunex or our board of directors, or any provision of the bylaws, and (b) the terms of the governance agreement must be resolved in favor of the terms of the governance agreement, unless AHP agrees otherwise in writing.

   Washington Antitakeover Law. The laws of Washington, where we are incorporated, also impose restrictions on various transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a "target corporation," with specific exceptions, from engaging in certain "significant business transactions" with an "acquiring person" who beneficially owns 10% or more of the voting securities of the target corporation for a period of five years after that acquisition unless the transaction or acquisition of those shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition.

   These prohibited transactions include, among other things:

  . a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

  . termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiring person's acquisition of 10% or more of the shares; or

  . allowing the acquiring person to receive disproportionate benefits as a shareholder.

   After the five-year period, a merger, consolidation or liquidation may take place as long as it either complies with specific fair price provisions of the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control.

   A public corporation may not "opt out" of this statute and, therefore, this statute will apply to us. Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change of control.

   Registration Rights. Under the governance agreement between us and AHP, a group of our securities, all of which are currently beneficially owned by AHP, are referred to as registrable securities. The registrable securities include:

  . the securities issued to American Cyanamid Company (the predecessor corporation of AHP) in conjunction with our 1993 merger with a wholly owned subsidiary of American Cyanamid;

  .  any securities issued pursuant to the governance agreement; and

  . at AHP's option, the securities issuable upon conversion of a convertible subordinated note held by AHP.

   The holders of at least 25% of the registrable securities may request that we file a registration statement under the Securities Act covering the registration of any or all registrable securities held by those holders. We are not obligated to effect more than three of these registrations. There is no limit, however, as to the number of short-form registrations on Form S-3 that the holders may request under the governance agreement. Each

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

must have an aggregate offering price to the public exceeding $25 million and the other provisions of the governance agreement must be satisfied.

   Subject to specified conditions, if we propose to file a registration statement under the Securities Act on any form (other than on Form S-4 or S-8) that also would permit the registration of registrable securities, and that filing is for the general registration of shares of common stock for cash, we must give notice of that fact to the holders of the registration rights and permit those holders to include registrable securities in the registration statement.

   AHP's registration rights are subject to conditions set forth in the governance agreement. In addition, the governance agreement sets forth specific procedures relating to those registration rights and detailed obligations of the related parties. All expenses incident to the performance by us of our obligations relating to the registration of AHP's shares of common stock will be paid by us, except that the holders exercising registration rights will pay all expenses incident to the second or third long-form registration. In addition, the holders of registrable securities will pay the underwriting commissions and discounts applicable to securities offered for their account in connection with any registrations, filings and qualifications made pursuant to the governance agreement, as well as related attorneys' fees. Immunex and the holders of registrable securities have each agreed to indemnify the other, in certain instances, for liabilities incurred in connection with these registrations.

   Notwithstanding these registration rights, AHP has agreed that, without our prior written consent, it will not, during the period ending September 30, 2001, or nine months after the date of any sale of our common stock by AHP under this prospectus, whichever is later:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

   Transfer Agent and Registrar. The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC.

                             PLAN OF DISTRIBUTION

   Immunex and AHP may sell securities through or to underwriters or dealers, and also may sell securities directly to other purchasers or through agents. Each prospectus supplement will describe the method of distributing the offered securities. None of the officers or directors of Immunex will be selling shareholders.

   The distribution of the common stock will be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to prevailing market prices or at negotiated prices.

   Unless otherwise specified in the applicable prospectus supplement, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as representatives of the underwriters in connection with the sale of the common stock. The underwriters may receive compensation from us and AHP, or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Dealers and agents that participate in distributing securities may be deemed to be underwriters, and any discounts or commissions received by them from Immunex or AHP and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. All underwriters or agents will be identified, and any compensation received from Immunex or AHP will be described, in the prospectus supplement.

   Underwriters and agents who participate in distributing securities may be entitled under agreements which may be entered into by Immunex and AHP to indemnification by Immunex and AHP against certain liabilities, including liabilities under the Securities Act.

   AHP has agreed that, without our prior written consent, it will not, during the period ending September 30, 2001, or nine months after the date of any sale of our common stock by AHP under this prospectus, whichever is later:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

                           VALIDITY OF COMMON STOCK

   The validity of the common stock to be sold by us and AHP has been passed upon for us by Orrick, Herrington & Sutcliffe LLP, Seattle, Washington. Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock to be sold by us and AHP will be passed upon for the underwriters by Sullivan & Cromwell, Palo Alto, California. Sullivan & Cromwell will rely as to matters of Washington law upon the opinion of Orrick, Herrington & Sutcliffe LLP.

                                    EXPERTS

   The consolidated financial statements and schedule of Immunex Corporation appearing in Immunex Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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

[text]

OUR COMMITMENT

We are passionate about science and confident about the future we are creating.
 . . the future of medicine. Through our expertise in the human immune system and cytokine biology we discover and develop new therapies that advance medical care for the physician and the patient.

[Five photographs depicting (1) cells, (2) an individual, (3) an x-ray of a hand, (4) a scientist, and (5) a child]

[overlay of scientific writing]

[text]

IMMUNEX CREATING THE FUTURE OF MEDICINE(TM)

                     [LOGO OF IMMUNEX(R)
                          Creating the Future of Medicine]